                                                                    Exhibit 99.1



                                 INTERIM REPORT
           (For the period from January 1, 2003 through June 30, 2003)





To:   The Financial Supervisory Commission of Korea


Pursuant to Article 186-3 of the Securities and Exchange Act of Korea, Hanaro Telecom, Inc. (the "Company") is submitting this interim report.


                                 August 14, 2003








Company Name :  Hanaro Telecom, Inc.
Chief Executive Officer/Representative Director :  Chang-Bun Yoon
Head Office :  Kukje Electronics Center Building
               Seocho-dong, 1445-3, Seocho-ku, Seoul, Korea, 137-728 Tel. 82-2-6266-2380

     This is an English-language summary of the Company's interim report, which was originally prepared in Korean in accordance with the applicable laws of Korea. The unaudited interim financial statements in the report were prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP, on a non-consolidated basis. The accounts of the financial statements or figures in the report are expressed in Korean won ("KRW" or "Won").

                           FORWARD-LOOKING STATEMENTS

     This interim report to the Financial Supervisory Commission of Korea contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about the Company and its industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "estimate," "expect," "intend," "project," "should," and similar expressions. Those statements include, among other things, the discussions of the Company's business strategy and expectations concerning its market position, future operations, margins, profitability, liquidity and capital resources, as well as statements concerning expansion of its network coverage and increases in the number of subscribers to its services. The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties, and that although the Company believes that the assumptions on which its forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. The Company does not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

I.   COMPANY INFORMATION

     1.   Objectives of the Company

          A)   Scope of Business

               -    Provide local telephony services

               - Lease telecommunications lines and facilities related thereto

               -    Establish, own and operate telecommunications networks

               - Manufacture, sell and supply equipment and/or machines incidental or related to telecommunications business

               - Research and develop technologies related to telecommunications

               -    Initiate future telecommunications business

               - Lease communication bureau buildings, and facilities thereof, pursuant to telecommunications laws in Korea

               - Conduct any and all activities directly or indirectly related to or incidental to any of the foregoing objectives, undertake any overseas activities for any of the objectives set forth in the foregoing items, and perform any activities or business mandated by pertinent telecommunications laws in Korea.

          B)   Proposed Future Business

               (a)  Long distance & International Telephony Service

               - Date of the resolution of the board of directors on application for the service license : September 12, 2002

               -    Date of license : January 28, 2003

               - R&D : A total of KRW37.1 billion is expected to be incurred in R&D costs in the period from 2003 to 2008

               - On April 1, 2003, the Company's Executive Committee postponed the above proposed business plan to a later time. The Company has plans to proceed with such plan based on a Win-Win strategy with its major shareholders that provide long distance/international telephony services so as to benefit all shareholders.

                    * The long-distance and international telephony services require an amendment to the Articles of Incorporation.

     2.   History of the Company

          A)   Major changes

               i)   Date of establishment: September 26, 1997

               ii) Address of head office: Kukje Electronics Center Building, Seocho-dong, Seocho-ku, Seoul, Korea, 137-728

               iii) Status on head office and branch offices

-------------------------------------------------------------------------------------------------
            Name                      Place                 Important Business Activities
------------------------------ --------------------- --------------------------------------------
         Head Office                  Seoul                      Overall management
------------------------------ --------------------- --------------------------------------------
       Kangnam branch                 Seoul           o  Sales planning and management
------------------------------ ---------------------
       Kangbuk branch                 Seoul           o  Sales and promotion activities
------------------------------ ---------------------
  Metropolitan North branch          Kyunggi          o  Installation, operation and management
------------------------------ ---------------------     of telecommunications facilities
  Metropolitan South branch          Kyunggi
------------------------------ ---------------------  o  Building telecommunications
      Chungchung branch              Taejeon             infrastructure
------------------------------ ---------------------
       Kyungbuk branch                Taegu           o  Budget planning, asset management,
------------------------------ ---------------------     general administration
        Honam branch                 Kwangju
------------------------------ ---------------------
        Busan branch                  Busan
------------------------------ ---------------------
       Kangwon branch                Kangwon
------------------------------ ---------------------
        Cheju branch               Cheju Island
------------------------------ --------------------- --------------------------------------------

               iv)  Status on board of directors (See "Board of Directors")

               v)   Changes in the Largest Shareholder

                    -    From inception to December 8, 1999: Dacom Corporation

                    - From December 9, 1999 to January 3, 2000: Samsung Electronics Co., Ltd. and its affiliated company

                    - Since January 3, 2000: Dacom Corporation and its affiliated companies (On January 3, 2000, the Korean Fair Trade Commission designated Dacom Corporation as a member company of the LG group. Accordingly, Dacom Corporation's shareholding in the Company includes the shares owned by other member companies of the LG group).

               vi)  Material changes in objectives of the Company

-----------------------------------------------------------------------------------------------------
               Before change                                     After change
------------------------------------------------- ---------------------------------------------------
Realty and related facilities lease               To lease communication bureau buildings, and
                                                  facilities incidental to telecommunications
                                                  business
------------------------------------------------- ---------------------------------------------------
Advertising and publishing business                                    Deleted
------------------------------------------------- ---------------------------------------------------

               * The Articles of Incorporation were amended at the Annual General Meeting of Shareholders held on March 31, 1998.


               vii) Other material events

-----------------------------------------------------------------------------------------------------
        Date                                              Changes
---------------------- ------------------------------------------------------------------------------
      Sep. 1997        First general meeting of shareholders convened
---------------------- ------------------------------------------------------------------------------
      Feb. 1998        Secured telephone codes for providing local telephony services
---------------------- ------------------------------------------------------------------------------
      Feb. 1998        Acquired WLL frequency of 2.3GHz bandwidth for 20MHz down- and up-stream
---------------------- ------------------------------------------------------------------------------
      Jun. 1998        Registered as a special service provider (Internet phone, etc.)
---------------------- ------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
        Date                                              Changes
---------------------- ------------------------------------------------------------------------------
      Oct. 1998        Launched high speed Internet access services through CATV
---------------------- ------------------------------------------------------------------------------
      Apr. 1999        Launched local telephony services and high-speed Internet access services in four major cities
---------------------- ------------------------------------------------------------------------------
      Dec. 1999        Obtained perpetual license to provide leased line services
---------------------- ------------------------------------------------------------------------------
      Mar. 2000        Listed 24 million ADRs on NASDAQ
---------------------- ------------------------------------------------------------------------------
      May 2000         Opened Internet Data Center, N-GENE
---------------------- ------------------------------------------------------------------------------
      May 2000         Launched intelligent network service (i.e. toll-free service)
---------------------- ------------------------------------------------------------------------------
      July 2000        Commercial LMDS service launched
---------------------- ------------------------------------------------------------------------------
      Feb. 2002        Commercial Hanafos Anyway (Wireless LAN) service launched
---------------------- ------------------------------------------------------------------------------
      Oct. 2002        Launched low basic fee telephone service for residential subscriber
---------------------- ------------------------------------------------------------------------------
      Jan. 2003        Obtained long service license for long-distance and international telephony services
---------------------- ------------------------------------------------------------------------------
      Jun. 2003        The second Representative Director and Chief Executive Officer of the
                       Company appointed.
---------------------- ------------------------------------------------------------------------------


               viii) M&A, transfer of business

                 1)   Date of board resolution : February 19, 2002

                 2)   Details of transfer

                      -  Company name: DreamX.net Co.

                      - Subject of transfer: Hananet business (portal, E-Commerce, cyber education, etc.)

                      - Decrease on assets (KRW 320 million), revenue (KRW 27.8 billion) and costs (KRW 49.9 billion)

                 3) Purpose of transfer: integration of the Company's e-business


               ix)  Material telecommunications facilities owned by the Company

                                                                            (Unit: in millions of Won)
------------------------------------------------------------------------------------------------------
      Description                          Item                          Date of         Acquisition
                                                                       Acquisition         Amount
------------------------ ------------------------------------------ ------------------- --------------
Switches                 Routers                                         Jan. 03                3,000
                         Routers                                         Mar. 03                4,331
                         ------------------------------------------ ------------------- --------------
                         CMTS                                            Jan. 03                3,206
                         DWDM                                            Jan. 03                1,548
                         VDSL Connection Switches                        Feb. 03                2,350
                         IP-DSLAM (VDSL services)                        Feb. 03               18,905
                         CMTS                                            Apr. 03                5,342
                         CMTS                                            Apr. 03               10,927
                         NFP                                             Apr. 03                5,985
                         Large Capacity RT                               Apr. 03                1,639
                         Mid Capacity RT                                 Apr. 03                1,109
                         Large Capacity RT                               Apr. 03                1,391
                         IP-DSLAM (VDSL services)                        Apr. 03                2,172

                                                                            (Unit: in millions of Won)
------------------------------------------------------------------------------------------------------
      Description                          Item                          Date of         Acquisition
                                                                       Acquisition         Amount
------------------------ ------------------------------------------ ------------------- --------------

                         10G Equipment                                   May. 03                2,010
                         WDM                                             May. 03                1,182
                         DWDM                                            May. 03                6,584
                         ------------------------------------------ ------------------- --------------
                         IP-DSLAM (VDSL services)                        Jun. 03                2,714
------------------------ ------------------------------------------ ------------------- --------------
Others                   Corus Plus                                       Jun.03                1,996
------------------------ ------------------------------------------ ------------------- --------------

               x)   Events of importance in relation to business activities

              See "Other material events".


          B)   Designated as a large conglomerate group

               i)   Name of the group : Hanaro Telecom, Inc.

               ii)  Changes in subsidiary

                    -    Sep '97: Established Hanaro Telecom, Inc.
                    - Feb '98: Established Hanaro Realty Development & Management Co., Ltd.
                    -    Oct '98: Established Hanaro Customer Service, Inc.
                    -    Jan '00: Acquisition of Hanaro Web(n)TV
                    -    Mar '00: Acquisition of M-commerce Co., Ltd.
                    -    Mar '00: Established Hanaro Interdesk Co., Ltd.
                    -    July '00: Established Hanaro Technologies, Inc.
                    - July '00: Named as "Business group subject to restrictions on mutual shareholding"
                    - Dec '01: Acquisition of controlling stake in Dreamline Co., Ltd.
                    - Jan '02: A merger between Hanaro Customer Service, Inc. and Interdesk Co., Ltd.
                         (The name of the merged corporation is Hanaro T&I.)
                    - Feb '02: Fair Trade Commission of Korea approved Dreamline Co., Ltd. and DreamX.net Co., Ltd. as Hanaro Telecom's affiliated companies.
                         (DreamX.net Co., Ltd. changed its name to HanaroDream
                          Corp.)
                    - Nov. '02: Hanaro Technologies, Inc. excluded from Hanaro Telecom's affiliated company.
                    - Dec. '02: Fair Trade Commission of Korea approved Korea Digital Cable Media Center as Hanaro Telecom's affiliated companies.
                    - Jul. '03: Fair Trade Commission of Korea approved the exclusion of Korea Digital Cable Media Center from the group of Hanaro's affiliated companies.

               iii) Status on affiliated companies (as of August 14, 2003)

                    -    Hanaro Telecom, Inc. (Listed)
                    -    Dreamline Co., Ltd. (Listed)
                    -    Hanaro Web(n)TV Co., Ltd (Unlisted)
                    -    Hanaro Realty Development & Management Co., Ltd
                         (Unlisted)
                    -    Hanaro Telephone & Internet Information, Inc (Unlisted)
                    -    HanaroDream Corp. (Unlisted)
                    -    M-commerce Co., Ltd. (Unlisted)

               iv)  Regulation

                    - "Business Group subject to Restrictions on Mutual
                      Shareholding" according to the relevant law regarding monopoly regulation and fair trade

                      a. Designated on April 1, 2003

                      b. Summary of regulation

                         - Cross-ownership among affiliates prohibited

                         - Limit on guarantee provision to affiliated
                           companies

                         - Board approval and public disclosure of
                           large-scale internal trading required

                         - Reporting of shareholding and guarantee obligation
                           status


     3.   Changes in paid-in capital

          A) Changes in paid-in capital [The table below summarizes more detailed disclosure in the original Interim Report in Korean. Details on method of allocation of shares and the ratio of changes in paid-in capital have not been translated.]

                                                                                     (Unit: share, KRW/share, KRW billion)
--------------------------------------------------------------------------------------------------------------------------

                                                                      Changes in paid-in Capital
                                          --------------------------------------------------------------------------------
                                                                  Number of        Par        Offering       Cumulative
 Date        Offering Type                Kind of Shares        Shares Issued     Value         Price      Paid-in Capital
 ---------   --------------               --------------        -------------     -----       --------     ---------------
 1997.9.26   Initial Shares                Common Stock          120,082,200      5,000         5,000                600.4
 1998.1.22     Right Issue                 Common Stock           19,917,800      5,000         5,000                700.0
 1998.10.2     Right Issue                 Common Stock           44,012,222      5,000         5,800                920.0
 1999.8.5      Right Issue                 Common Stock           55,987,778      5,000        11,800              1,200.0
 2000.4.4     Issue of ADR                 Common Stock           24,000,000      5,000        17,235              1,320.0
--------------------------------------------------------------------------------------------------------------------------
 2002.3.20     Exercise of
               warrants                  Common Stock              2,990,394      5,000         5,000              1,335.0
--------------------------------------------------------------------------------------------------------------------------
 2002.3.22     Exercise of
               warrants                  Common Stock              4,226,094      5,000         5,000              1,356.1
--------------------------------------------------------------------------------------------------------------------------
 2002.3.27     Exercise of
               warrants                  Common Stock              2,718,540      5,000         5,000              1,369.7
--------------------------------------------------------------------------------------------------------------------------
 2002.3.28     Exercise of
               warrants                  Common Stock              3,286,962      5,000         5,000              1,386.1
--------------------------------------------------------------------------------------------------------------------------
 2002.3.29     Exercise of
               warrants                  Common Stock              2,100,690      5,000         5,000              1,396.6
--------------------------------------------------------------------------------------------------------------------------

        B)   Expected changes in capital

             1. Issuance of the 13th Non-registered, non-guaranteed Bonds with
                Warrants

                a.   Date of Board Resolution: February 16, 2001

                b.   Specifics of expected changes

                     - Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2006

                     - On March 6, 2002, we exercised our put option and repaid the US$100,000,000 bonds in full

                     - As of November 14, 2002, number of shares to be issued upon the exercise of warrants: 9,391,320

                     - As of November 14, 2002, amount of capital increase upon the exercise of warrants: KRW46,957 million

                     - Exercise price: KRW5,000 (at exchange rate of KRW1,235.70/US$)

                     - Adjustment to Exercise price from KRW6,500 to KRW 5,000/share on June 7, 2001

                     - As of November 14, 2002, 15,322,680 shares of our common stock have been issued upon exercise of warrants.

             2. Issuance of the 18th Non-registered, non-guaranteed Bonds with
                Warrants

                a.   Date of Board Resolution: February 19, 2002

                b.   Specifics of expected changes

                     - Cause: Issuance of US$100,000,000 zero coupon bonds with warrants due 2007

                     - As of November 14, 2002, number of shares to be issued upon the exercise of warrants: 3,315,710

                     - As of November 14, 2002, expected amount of capital increase upon the exercise of warrants: KRW19,818 million

                     - Adjustment to Exercise price from KRW7,388 to KRW 5,977/share on May 27, 2002 (at exchange rate of KRW1321.20/US$).

                     - Adjustment to Exercise price from KRW5,977 to KRW 5,000/share on August 26, 2002 (at exchange rate of KRW1,321.20/US$).


          C)   Bonds with Warrants

                                13th Zero coupon             18th Zero coupon
                                      bonds                        bonds                     Total
                               ------------------------- -------------------------     ------------------
      Date of issuance              March 6, 2001           February 26, 2002                   -
---------------------------------------------------------------------------------------------------------
      Total face value           KRW 123,570,000,000       KRW 132,120,000,000
---------------------------------------------------------------------------------------------------------
      Type of offering             Public offering           Public offering                    -
---------------------------------------------------------------------------------------------------------
       Exercise period           Jun. 6, 2001-Feb. 6,      May 26, 2002 - Jan. 26,              -
                                         2006                      2007
---------------------------------------------------------------------------------------------------------
       Exercise price                 KRW 5,000                 KRW 5,000                       -
---------------------------------------------------------------------------------------------------------
 Type of shares to be issued   Registered common stock   Registered common stock                -
---------------------------------------------------------------------------------------------------------
Amount of exercised warrants      KRW 76,613,400,000                -                  KRW 76,613,400,000
---------------------------------------------------------------------------------------------------------

Shares issued upon exercise          15,322,680                    -                          15,322,680
         of warrants
---------------------------------------------------------------------------------------------------------
Amount of remaining warrants      KRW 46,956,600,000        KRW 19,817,999,704         KRW 66,774,599,704
---------------------------------------------------------------------------------------------------------
   Number of shares to be
    issued upon exercise               9,391,320                 3,963,600                 13,354,920
---------------------------------------------------------------------------------------------------------

Note) The initial exercise price of 18th Zero coupon bonds was adjusted from KRW5,977/share to KRW5,000/share on August 26, 2002. The 13th Zero coupon bonds were repaid on March 6, 2002 and the amount of remaining warrants represents the balance of warrants to be exercised.


     4.   Number of shares issued

          A)   Total number of shares issued (As of August 14, 2003)


                                                                   (Unit: share)
          ----------------------------------------------------------------------
          Number of authorized shares    Number of shares issued and outstanding
          ---------------------------    ---------------------------------------
                  480,328,800                          279,322,680

          B)   Descriptions of the shares issued and outstanding (As of June 30,
               2003)

                                                                                             (Unit: share, Won)
          -----------------------------------------------------------------------------------------------------
                                               Number of shares       Amount of paid-in
                   Type                          outstanding               capital               Remark
          -----------------------              ----------------       -----------------          ------
          Registered Common Stock                279,322,680            1,396,613,400            Par value:
                                                                                                 KRW5,000/share

          C)   Stock options (As of August 14, 2003)

               The Company granted stock purchase options to its officers and employees by a resolution of the shareholders at a general meeting held in 1999 & 2000.

                                                                              (Unit: share)
               ----------------------------------------------------------------------------
                                Share type for the
               To                     option             Number of option       Outstanding
               ---------        ------------------       ----------------       -----------
               Officers            Common Stock                331,100             311,100
               Employees           Common Stock              1,610,466           1,410,053
                                                             ---------           ---------
                     Total                                   1,941,566           1,721,153
                                                             =========           =========

Note 1) The stock option rights are exercisable for a period of five (5) years commencing on the third anniversary of the date of the special resolution of the shareholders conferring such stock purchase option.

Note 2) The decrease in the total number of outstanding option is due to resignation of employees.

          D)   Shares owned by employees (Employees Stock Ownership Association)

                                                                                          (Unit: share)
               ----------------------------------------------------------------------------------------
                   Type             Beginning of 2003       Changes in 1H 2003      As of Jun. 30, 2003
               ------------         -----------------       ------------------      -------------------
               Common Stock              1,662,678                -17,869                 1,644,809
                                         ---------                -------                 ---------
                  Total                  1,662,678                -17,869                 1,644,809
                                         =========                =======                 =========


     5.    Description on voting rights (As of August 14, 2003)

                                                                                      (Unit: share)
           ----------------------------------------------------------------------------------------
                         Description                                               Number of shares
                         -----------                                               ----------------
           1. Shares with voting right (one vote for each share)                      279,322,680
                                                                                      -----------
              a. Total outstanding shares                                             279,322,680
           2. Shares with restricted voting right(1)                                   42,606,334
           3. Shares with unrestricted voting right                                   236,716,346
                                                                                      -----------

          (1) The Korean Securities and Exchange Act provides that, for the purpose of securing transparency, a shareholder whose shareholding ratio in a company exceeds 3% of the total outstanding shares can exercise his voting rights only up to 3% of the company's total number of shares outstanding for electing the company's auditor. As of August 14, 2003, 5 shareholders each had more than 3% in the Company's total shareholding. The total number of shares owned by the 5 shareholders was 81,589,694 shares and out of 81,589,694 shares 39,642,334 shares had restricted voting right to elect members of audit committee. The total outstanding shares of 279,322,680 shares includes 15,322,680 shares which represent the number of shares issued pursuant to exercise of warrants during March 2002.

                                                                              Number of shares in excess
               Name of Shareholder              Number of shares owned                  of 3%
               -------------------              ----------------------        --------------------------
               Samsung Electronics                   23,542,281                         15,162,601
               Dacom                                 19,753,656                         11,374,976
               SK Telecom                            15,117,710                          6,738,030
               Daewoo Securities                     12,000,000                          3,620,320
               LG Electronics                        11,175,047                          2,795,367
                                                     ----------                         ----------
                  Total                              81,589,694                         39,691,294
                                                     ==========                         ==========


          2) As of October 8, 2002, Fair Trade Commission of Korea regulated 3 shareholders' voting right with respect to limitation on amount of investment to third party.


                                                                           Number of shares        Shareholding
               Name of Shareholder             Number of shares owned    without voting rights          (%)
               -------------------             ----------------------    ---------------------     ------------
               Hyundai Elevator                      1,570,000                 1,570,000               0.56
               Hyundai Merchant and Marine           1,086,288                 1,086,288               0.39
               SK Engineering and Construction         258,752                   258,752               0.09
                                                     ---------                 ---------               ----
                    Total                            2,915,040                 2,915,040               1.04
                                                     =========                 =========               ====

     6.   Dividend


                                                                                             (Unit: share, KRW)
         ------------------------------------------------------------------------------------------------------
              Description                      2002          2001           2000           1999           1998
         ------------------------            --------      --------       --------       -------         ------
         Net Income (KRW million)            -123,140      -244,113       -299,118       -70,901         29,466
         EPS (KRW/Share)                         -446          -925         -1,160          -343            197
         Dividend                                   -             -              -             -              -

         Note) Under the Articles of Incorporation, the Company is permitted to pay dividends to its shareholders beginning in the first fiscal year in which its aggregate carried-over loss incurred since the date of commencement of its services has been made up in full.

II.  BUSINESS

1.   INTRODUCTION

A)   Current status of the industry

(1)  Characteristics of the industry

     The telecommunications business serves as a medium for communications among people by using telecommunications facilities, or provides people with telecommunications facilities for their communications. It provides essential services for an information society, such as PC on-line services and Internet services as well as local, domestic long-distance and international telecommunications services.

     Historically, governments around the world, excluding the United States, monopolized their telecommunications industry because the industry was considered as a national backbone industry. However, since the 1980s, many advanced countries have introduced competition into the telecommunications industry in order to promote development of advanced technologies and enhance operational efficiency. As a result, the industry has witnessed rapid privatization and liberalization.

     In the communications industry, the local loop is the beginning and end of all communications services. All communications services start from a local loop and are delivered to another local loop. Accordingly, advanced local loops will bring immense changes to other fixed line and wireless communications services and upgrading and modernizing local loops is one of the most important tasks in building a knowledge-based information society.

     In the 1980s, Korea Telecom ("KT") had a monopoly over the voice communications business of Korea, Dacom Corporation over the data communications business, and SK Telecom (formerly named Korea Mobile Telecommunications Corp.) over the mobile communications business. However, a competition policy was adopted in August 1991 and in June 1997, the Ministry of Information and Communication awarded a second license to the Company to provide local telephony services in Korea. As a result, the Korean communications market entered into an era of unlimited competition for all kinds of communications services.

     Furthermore, pursuant to the multilateral agreement on basic telecommunications services of the World Trade Organization, the Korean communications market opened to global competition. It is expected that convergence of fixed line and wireless communications and that of broadcasting and communications will take place in the future. In terms of demand for communications services, multimedia services are drawing keen attention and information services based on the Internet are proliferating.

     Going forward, the telecommunications industry is expected to experience a substitution of fixed line by the wireless and actual convergence of the fixed line and the wireless, thereby increasing substantial demand for the wire-and-the-wireless data telecommunications services. The fixed-line market has seen a slowdown in the growth due to low profitability and a substantial decrease in voice traffic, mainly due to a downward price adjustment in the context of fierce competition and a sizable take-over of the fixed-line market by the wireless. As opposed to the fixed line, broadband Internet access services market of ADSL and cable modem that had experienced rapid growth, is expected to see stable growth going forward.

     As the wireless communications market advances its mobile communications infrastructure and pursues diversification of mobile devices and its functions, users are expected to enjoy, among other things, the wireless voice communications and exchange of information through the wireless Internet access.

          COMPETITION IN MAJOR COMMUNICATIONS SERVICE MARKETS IN KOREA

              Service                   Number of Service Provider       Service Provider
----------------------------------      --------------------------       ----------------
      Local Telephony Service                        2                   KT, Hanaro Telecom
       Long Distance Service                         3                   KT, Dacom, Onse Telecom
    International Call Service                       3                   KT, Dacom, Onse Telecom
          Mobile Service                             1                   SK Telecom
            PCS Service                              2                   KT Freetel, LG Telecom


The characteristics and changes of Korea's telecommunications industry can be summarized as the following:

o Internet and mobile phone services are leading the changes in the communications industry.

     - Due to the increasing Internet usage, demand for data traffic has increased significantly.

     - Due to the drastic growth of the mobile phone market, the era of personal mobile communications arrived early.

          * As of the end of June 2003, mobile subscribers reached 33.17 million. (Source: Ministry of Information and Communication)

o    Integration of communications and broadcasting services

     - Voice-oriented communications networks are upgraded to advanced networks enabling real-time transmission of multimedia video images.

          * In the case of a local loop, existing traditional telephony networks have evolved into broadband networks such as FTTC, FTTO, CATV networks and wireless local loops (WLL))

     - The barriers between communications and broadcasting services will disappear and communications and broadcasting services can be provided over the same network.

o    Integration of fixed line and wireless communications

     -    Various wireless services will be integrated into IMT-2000 service

     - Fixed-line networks and IMT-2000 networks will be inter-operated, combining fixed line and wireless communications services.

     - Multiple services can be provided over the same network, and a service provider who owns the network facilities will decide the significance of its presence in the market in the future.

o    Liberalization and globalization of the communications market

     - Due to the entry into the WTO, global competition transcending national borders has begun.

     - Numerous business partnerships and alliances are formed between communications service providers in the world.

          * They pursue to strengthen competitiveness by achieving economies of scale and scope.

o    Cost reduction and new technology development

     - Due to continued competition, efforts to develop new technologies and new services are accelerating.

     - Changes in demand and the rapid growth of data communications market lead to an abrupt decrease in price.

(2)  Growth potential of the industry

     Growth, competition and privatization are the buzzwords of today's communications market. The communications industry is the fastest growing industry and in 2002, it recorded revenues of KRW189.1 trillion from KRW145.2 trillion in 2000. The growth is expected to continue and record KRW322.9 trillion by 2007. (Source: Korea Information Society Development Institute)

        THE INFORMATION AND COMMUNICATION INDUSTRY REVENUE COMPARE TO GDP


                                                                        (Unit: KRW trillion, %)
-----------------------------------------------------------------------------------------------
                               2002       2003        2004        2005        2006        2007
                               -----      -----       -----       ----        ----        -----
Revenue                        189.1      212.3       241.5       265.8       292.9       322.9
% change                        25.7       12.3        13.8        10.0        10.2        10.3
Amount of value added           88.4       99.2       112.9       124.1       136.7       150.6
GDP                            594.1      642.2       694.2       750.4       811.2       876.9
% change                         9.0        8.1         8.1         8.1         8.1         8.1
Rev to GDP                      14.9       15.5        16.3        16.5        16.8        17.2

Source: The Korea Information Society Development Institute

     The network services market was worth KRW26.4 trillion in 2002. The market is forecasted to grow at an average annual growth rate of 4.5% and reach KRW32.9 trillion in 2007. (Source: Korea Information Society Development Institute)

     (a)  Growth potential of the industry as a whole

     After experiencing rapid growth during the 1970s and 1980s, Korea's basic communications industry continues to show stable growth. The value-added communications industry, which is at a relatively early stage of growth, is expected to continue its growth.

     With the monopoly system being unraveled and competition principle being enhanced, the Korean telecommunications service market as the end of 2002 achieved 48.5% of voice telephony penetration, which is expected to reach approximately 51.5% by 2007. The market is anticipated to make stable growth achieving almost the same rate of penetration as in many advanced countries. (Source: Ministry of Information and Communication, Korea Information Society Development Institute)

     Due to the increase in the income and customers' needs for personalized and more sophisticated communications services, demand for mobile communications service has almost doubled yearly since 1990. It is expected that in the 2000s, the mobile communications market is nearly reaching its maturity stage.

     Meanwhile, due to the fast growth of the Internet market and proliferation of e-commerce, the information era has arrived and the value-added communications market anticipates experiencing an average growth rate of over 8.5% over the 2002-2007 period. However, the value-added communications service market can grow to the greatest extent only when the backbone networks, which are the essential infrastructure for providing such services, are fully upgraded and modernized. (Source: Korea Information Society Development Institute).


         FORECAST FOR THE INFORMATION AND COMMUNICATIONS MARKET IN KOREA

                                                                                           (Unit: KRW billion, %)
-----------------------------------------------------------------------------------------------------------------
                                                                                                        Average
                                                                                                      Growth Rate
        Description              2002        2003         2004        2005        2006        2007    (2002-2007)
----------------------------   --------    --------     --------    --------    --------    --------  -----------
      Network Service          26,400.5    28,795.3     30,266.7    31,421.8    32,368.2    32,944.9     4.5
     Specific Service           1,517.6     1,869.6      2,212.4     2,507.4     2,758.1     2,942.0    15.5
    Value-added Service         2,726.5     2,941.3      3,190.4     3,461.3     3,769.5     4,105.7     8.5
       Broadcasting             7,262.7     7,979.3      8,782.8     9,598.8    10,416.6    11,277.5     9.2
                               --------    --------     --------    --------    --------    --------
          Total                37,907.3    41,585.5     44,452.3    46,989.3    49,312.4    51,270.1     6.2
                               ========    ========     ========    ========    ========    ========
      GROWTH RATE (%)              15.2         9.7          6.9         5.7         4.9         4.0

Source: The Korea Information Society Development Institute


              FORECAST FOR REVENUES IN THE NETWORK SERVICES MARKET


                                                                                         (Unit: KRW billion, %)
---------------------------------------------------------------------------------------------------------------
                                                                                                      Average
                                                                                                    Growth Rate
        Description             2002        2003        2004       2005        2006        2007     (2002-2007)
----------------------------   --------    --------    --------   --------    --------    --------  -----------
        Fixed Line             11,158.5    12,405.6    13,171.4   13,761.2    14,182.9    14,491.5      5.4
         Wireless              15,242.0    16,389.7    17,095.3   17,660.6    18,185.3    18,453.4      3.9
                               --------    --------    --------   --------    --------    --------
           Total               26,400.5    28,795.3    30,266.7   31,421.8    32,368.2    32,944.9      4.5
                               ========    ========    ========   ========    ========    ========
      GROWTH RATE (%)              12.8         9.1         5.1        3.8         3.0         1.8

Source: The Korea Information Society Development Institute

(2)  Growth potential of data communications market including Internet

     As the Internet is positioning itself in the information and communications industry as an integral part of the communication infrastructure, the data communications market is rapidly growing. The increasing demand for high-speed Internet access, high-speed networking and Internet application services is the primary reason for brisk expansion of the data communications market.

     In the late 1990s, demand for Internet services in Korea experienced a rapid growth at an annual average growth rate of over 200 percent. In 2002, by achieving an astounding growth rate of approximately 10%, the Internet market reached its maturity. Such rapid growth of the data communications market increased data traffic, which grew to support the same volume of communication as voice traffic by 2001. Data traffic is expected to increase 15 times bigger than voice traffic by 2010.

     The number of high-speed Internet users in Korea at the end of 2002 reached approximately 10.4 million. The Internet market is anticipated to grow approximately 16% in 2003, and at approximately 4% on average each year until 2007. (Source: Wire & Wireless Internet subscriber outlook, Ministry of Information and Communication)

                           PROSPECT OF INTERNET USERS

                                                                                          (Unit: thousand persons, %)
---------------------------------------------------------------------------------------------------------------------
           Description                    2002          2003          2004          2005          2006          2007
           -----------                    ----          ----          ----          ----          ----          ----
         Internet users                  10,405        12,089        13,056        13,611        14,078        14,278
    Internet Penetration Rate              38.1          16.2           8.0           4.3           3.4           1.4

Source: Ministry of Information and Communication, The Korea Information Society Development Institute

(3)  Special features of change in market conditions

     The local telephony service market has been overall affected by changes in the general economic conditions due to the recent expansion of the communications market. Already having reached maturity stage, the local telephony service market is in stable condition. However, Internet-related services are affected by changes in market conditions.

(4)  Competition factors

          Business                 Competition          Competitor          Entry Barrier           Factors
------------------------------ -------------------- -------------------- -------------------- --------------------
   Local Telephony Service      Monopoly with KT    Korea Telecom        License from the     Quality, Price,
                                                                         MIC                  Advertisement
------------------------------------------------------------------------------------------------------------------
   High Speed Data Access           Oligopoly       Korea Telecom,       Report to the MIC    Quality, Speed,
           Service                                  Thrunet                                   Price
------------------------------------------------------------------------------------------------------------------

(5)  Special features in procurement

     Until a few years ago almost all of the state-of-the-art telecommunications equipment had been imported from foreign countries. However, domestic mass production of an increasing number of telecommunications equipment was made possible recently, which led to a sharp decrease in price. In terms of human resources, an increasing number of telecommunications experts is available, as the telecommunications industry develops.

(6)  Relevant laws and regulations

     The Telecommunications Basic Law and the Telecommunications Business Law are the laws governing the industry.

B.   Current Status of the Company

(1)  Business environment and business portfolios

     (a)  Current Business Outlook

          1)   Overview for 1H 2003

               Although Korea achieved an outward appearance of economic growth of over 6% due to public consumption in 2002, it was a year where future prospects were obscured by a number of factors including depressed corporate capital investments, the negative conditions in Iraq and the anticipation of a long-term depression in world economy. Moreover in the domestic telecom industry, the market size frozen by the dampened increase in broadband access subscribers and decrease in wired calls, and the restructuring of the telecom industry initiated by the privatization of KT and sale of Powercomm have brought on fierce competition between telecom players to dominate the market.


               Hanaro has become a leading provider of high-speed Internet access services by offering services to 80 cities and 47 districts nationwide, and procured 3.99 million subscriber lines as of June 2003. Hanaro's revenue was KRW 673.5 billion in 1H 2003, a 16.3% increase compared to KRW 579.1 billion in 1H 2002. Furthermore, Hanaro won the first place in the high-speed Internet service category of the Korean Customer Satisfaction Index (KCSI) conducted by the Korea Management Association for 3 consecutive years, and the first place in the National Customer Satisfaction Index's (NCSI) survey conducted by the Korea Productivity Center and University of Michigan of the U.S. for 2 consecutive years. Broadband subscribers in Korea are expected to reach 11.5 million by the end of 2003, which is near market saturation. In this context, the key to success for continued growth of Hanaro's business is not only to retain existing subscribers, but also to strengthen corporate services and explore new business opportunities, which will utilize existing fiber-optic networks.

          2)   Network Roll-out

               In order to build the Company into a multimedia service provider equipped with the capacity to provide high-quality services, Hanaro has deployed its network since 1998, starting from four major cities including Seoul. As of the end of June 2003, the total length of fiber optic cable reached 20,332km (including leased network) over 80 cities, which enabled provision of services to 12.28 million households. By adopting the last-mile technology, our ADSL network covers approximately 3.70 million households while our HFC network covers 8.32 million.

          3)   High-speed Internet Access & Telephony Services

               Beginning in April 1999, the Company started offering high-speed Internet access and telephony services in 4 major metropolitan cities of Korea. As of the end of June 2003, the Company secured
               2.96 million subscriber lines in 80 cities nationwide. As for local telephony services, the Company is offering services to
               1.02 million subscribers in 32 cities as of the end of June 2003. The services include a variety of value-added, intelligent telephony services such as information offering and private number services. The Company also launched 20Mbps-VDSL services, first time in Korea, in September 2002. While reaffirming its position in the market as the fastest broadband service provider, it also focuses on wireless services under the name of HanaFos Anyway. Furthermore, the Company plans to expand the voice business by offering a variety of high-quality and low-price services as VoIP and VoDSL.

               In the Broadband Internet business, we have been expanding our service coverage by employing multiple last-mile access technologies that include ADSL, HFC and B-WLL. Since 2002, the Company has proactively prepared for the integration of data and voice services by launching wireless LAN services that are integrated with the existing broadband network infrastructure. Furthermore, in preparing for the maturity stage of the industry, Hanaro focuses on increasing Average Revenue per Subscriber not only by strengthening sales force, but also by increasing the ratio of high-price services and by expanding the subscriber base for bundled products and also by offering multimedia services (i.e. VOD) based on its broadband Internet network infrastructure. Moreover, we expect to expand our broadband Internet service coverage with relatively low CAPEX through efficient use of the local loop which finally became available for lease to access providers from June 2002.

          4)   Network Services & E-Businesses

               By employing Fiber To The Office, Hanaro has been offering its corporate clients a variety of value-added services such as representative number and 1-800 number services along with corporate voice, local and international call, and PABX services. Furthermore, through N-GENE, Hanaro's Internet Data Center, which is the largest in Korea, the Company attempts to strengthen its corporate-side business by launching One-Stop Business that offers corporate clients total solutions to better meet corporate clients' needs. Being selected as a leading company for the Ministry of Information and Communication's plan for digitalization of small enterprises, Hanaro will lead informatization of Korea's small-and-medium-size enterprises.

               HanaNet, the Company's portal site, which had offered a variety of distinguished multimedia contents such as movies, music, games, education, etc., was merged with DreamX.net of Dreamline in April 2002. HanaroDream, the merged company, secured 15.56 million subscribers with 435 contents as of the end of June 2003. In 2003, we are determined to grow the Company into one of the best total Internet service providers in Asia based on own high-speed Internet networks by offering a wide range of Internet-related businesses including e-commerce, IDC, corporate solution as well as cyber education through alliance with prominent, local Internet-related enterprises.

          5)   Procurement of Fund for Stable Operation

               By the end of June 2003 the Company raised KRW552.2 billion including KRW255 billion in corporate bonds, KRW100 billion in CP, and KRW65 billion in bank borrowings and vendor financing.

          6)   Management Objectives for 2003

               The utmost goal for Hanaro in 2003 is to achieve KRW 1.40 trillion in revenues and to achieve higher operating profit. In order to achieve this goal, Hanaro will 1) solidify its position in the high-speed Internet market by strengthening its brand image and preventing customer turnovers, and acquire business competitiveness through network efficiency and synergies with other service providers, 2) obtain a future revenue-generating source by establishing business strategies for the integration of wired and wireless, VoIP and Metro Ethernet, and plan out a separate execution strategy based on the market conditions and the characteristics and profitability of each business, 3) achieve the target profit by reducing expenses and improving cost structure and strive to strengthen the financial structure of the Company through flexible fund management. To this end, the company is reinforcing its aerial sales forces, bringing together the once dispersed company in order to maximize efficiency within the organization. Through the performance-and-incentive-based management system, Hanaro intends to achieve its goal for 2003.

               Preparing for the maturity stage of the market, Hanaro has been pursuing overseas business opportunities since 2002. At the end of last year, Hanaro signed MOUs with local telecommunications companies in Vietnam and Malaysia, and is currently in the process of initiating its first overseas projects. Moreover, we are in discussions with a number of Chinese companies for providing LAN services to apartment buildings in China and broadband Internet access services by cable modem. Hanaro is also in contact with several other companies in Asia for prospective broadband business opportunities. We first focus on the emerging market that includes Indonesia, Pakistan, and the Philippines and plan to expand to South America and East Europe going forward.

     (b)  Classification of business areas for public disclosure

          o    Methods and purpose

          - Business areas are divided according to the standard industrial classification codes of Korea. Given the business characteristics of Hanaro Telecom, our business is categorized into a high-speed Internet access, telephony and other business.

          - High-speed Internet access business includes ADSL, Cable Modem and Wireless high-speed Internet (B-WLL).

          - Telephony business includes not only telephony services to residential and corporate clients, but also interconnection services between carriers.

          - Other business includes leased line, Voice over IP, Internet Data Center and contents offering.

          o    Service Description by Business Areas

         ---------------------------------------------------------------------------------------------------------
                   Business                            Services                              Remark
         ------------------------------ --------------------------------------- ----------------------------------
           Broadband Internet Access    VDSL, ADSL, Cable Modem, B-WLL          Broadband Internet access,
                                                                                Broadband Internet access +
                                                                                telephony
         ---------------------------------------------------------------------------------------------------------
                   Telephony            Telephony, Value-added services         Residential voice, Corporate
                                                                                voice, Interconnection
         ---------------------------------------------------------------------------------------------------------
                                        Leased line                             Leased line, Internet-dedicated

                    Others              VoIP Network Services                   Network and equipment services
                                                                                to VoIP service providers

                                        IDC                                     Server hosting and others

                                        Contents                                Internet contents
         ---------------------------------------------------------------------------------------------------------

(2)  Market share

     o    Broadband Internet Subscribers


                                                                                               (Unit : Subscriber)
         ---------------------------------------------------------------------------------------------------------
                                                                         As of the end of
                                                    -------------------------------------------------------------
                Service Provider                       2001                    2002                      1H 2003
         -------------------------------            ---------                ----------                ----------
               Hanaro Telecom, Inc                  2,045,196                 2,872,351                 2,963,300
                       KT                           3,858,194                 4,922,395                 5,392,801
                  Korea Thrunet                     1,312,248                 1,301,620                 1,287,372
                     Others                           553,069                 1,309,120                 1,460,355
                                                    ---------                ----------                ----------
                      Total                         7,768,707                10,405,486                11,103,828
                                                    =========                ==========                ==========

          Note 1) Source: Ministry of Information and Communication, Samsung Securities

          Note 2) 'Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

          o    Broadband Internet Market Share

                                                                                               (Unit : %)
         ------------------------------------------------------------------------------------------------
                                                                     As of the end of
                                                   ------------------------------------------------------
                Service Provider                   2001                    2002                   1H 2003
         ------------------------------------------------------------------------------------------------
               Hanaro Telecom, Inc                 26.3                    27.6                    26.7
         ------------------------------------------------------------------------------------------------
                       KT                          49.7                    47.3                    48.6
         ------------------------------------------------------------------------------------------------
                  Korea Thrunet                    16.9                    12.5                    11.6
         ------------------------------------------------------------------------------------------------
                     Others                        7.1                     12.6                    13.1
         ------------------------------------------------------------------------------------------------

          Note 1) Source: Ministry of Information and Communication, Samsung Securities

          Note 2) 'Others' includes Onse Telecom, Dreamline, Dacom, and a number of value-added service and special service providers.

(3)  Characteristics of the market

     (a)  Target market and service areas

          As the second local exchange carrier, Hanaro Telecom should focus on a strategic business operation in order to attract as many subscribers as possible.

          Its strategy is to focus on users demanding high-quality service. Although we have focused on large-volume data communications users among residential customers, and medium and large-sized companies that prefer one-stop services among business customers, we plan to broaden our priority service offering.

          On April 1, 1999, a commercial service was commenced in four metropolitan cities--Seoul, Busan, Inchon and Ulsan. High-density metropolitan areas and newly developed urban areas with high demand for Internet services have been given top priority. At the end of June 2003, our service became available in 80 cities across the country.

     (b)  Characteristics of customers and factors for change in demand

          The local telephony service is for everyone in the country including residential and business customers. Data communications service, not to mention voice communications service, will secure a large number of routine users regardless of gender, age and occupation in line with the rapid increase in Internet use.

          Characteristically, demand for the local telephony service is only slightly influenced by changes in the market conditions. As the growth of the telecommunications industry depends on how fast we move to an information society, future market demand will require integrated solutions and information applications based on the Internet, accelerating rapid evolution of telecommunications service towards multimedia service.

          Such changes in demand will lead to changes in supply, encouraging technology development and contents improvement. Such change will result in a price drop, which in turn will create more of a demand, giving rise to positive cycles.

     (c)  Domestic consumption and export of service

          Characteristically, Hanaro Telecom's services are not for export and are entirely for domestic consumption.

(4)  New Business

     See "Long distance/International Telephony Service"

(5)  Organizational Structure


                                   President & CEO

                                                                                            Labor Relation
                                                                                                 Team

     Office of Secretary

      Audit Committee /
          Audit Team
                                                                  Business
                                                               Incubation Unit
       Office of Public
          Relations

        International
        Business Team



       E-Business Group           Telecommunication          Strategy & Planning              Research &
                                   Business Group                   Group                 Development Center

         HanaNet Business            Marketing Unit           Strategy & Planning
             Division                                                Unit

         Cyber Education             Network Facilities       Corporate Support
              Center                     Division                    Unit

                                     Network Operation
                                          Division

                                     Mass Sales Division

                                     Business Sales
                                        Division I

                                     Business Sales
                                        Division II


2.   MAJOR SERVICES

1)   Revenue breakdown by major services for 1H 2003



                                                                                           (Unit: KRW million)
     ---------------------------------------------------------------------------------------------------------
            Major Service                            Products                           Revenue      (%)
     ---------------------------------------------------------------------------------------------------------
          Telephony Service               Local call and Interconnection                 120,551    (17.9)
     ---------------------------------------------------------------------------------------------------------
         Leased line Service        Leased line service and Internet Dedicated            18,643     (2.8)
     ---------------------------------------------------------------------------------------------------------
      Broadband Access Service    xDSL, CATV, HomeLAN, LMDS, Internet Multiline          483,636    (71.8)
     ---------------------------------------------------------------------------------------------------------
               Others                     VoIP network service and PABX                   50,719     (7.5)
     ---------------------------------------------------------------------------------------------------------
                                       Total                                                       (100.0)
     ---------------------------------------------------------------------------------------------------------

2)   Trend of pricing of major services

                                                                                                   (Unit: KRW)
     ---------------------------------------------------------------------------------------------------------
                           Classification                              1H 2003          2002           2001
     ---------------------------------------------------------------------------------------------------------
     Local telephony     Installment fee                                     -               -         40,000
                         Basic fee / month                               4,000           4,000          4,000
                         Telephony charge / per 3 minutes                   39              39             45
     ---------------------------------------------------------------------------------------------------------
     VDSL Dream          Installment fee                                30,000               -              -
                         Monthly flat fee                               56,000               -              -
                         Modem rental fee / month                        5,000               -              -
                         Telephony charge / per 3 minutes                   39               -              -
     ---------------------------------------------------------------------------------------------------------
     ADSL Pro            Installment fee                                30,000          30,000         40,000
                         Monthly flat fee                               38,000          38,000         38,000
                         Modem rental fee / month                        5,000           5,000          5,000
                         Telephony charge / per 3 minutes                   39              39             45
     ---------------------------------------------------------------------------------------------------------
     ADSL Mid            Installment fee                                30,000          40,000         40,000
                         Monthly flat fee                               32,000          32,000         32,000
                         Modem rental fee / month                        5,000           5,000          5,000
                         Telephony charge / per 3 minutes                   39              39             39
     ---------------------------------------------------------------------------------------------------------
     ADSL Lite           Installment fee                                30,000          30,000         40,000
                         Monthly flat fee                               28,000          28,000         28,000
                         Modem rental fee / month                        5,000           5,000          5,000
                         Telephony charge / per 3 minutes                   39              39             39
     ---------------------------------------------------------------------------------------------------------
     Internet access     Installment fee                                30,000          30,000         36,000
     through CATV        Monthly flat fee                               34,000          34,000         34,000
                         Modem rental fee for / month                    5,000           5,000          5,000
     ---------------------------------------------------------------------------------------------------------
     CATV Lite           Installment fee                                30,000          30,000         36,000
                         Monthly flat fee                               28,000          28,000         28,000
                         Modem rental fee for / month                    5,000           5,000          5,000
     ---------------------------------------------------------------------------------------------------------

                           Classification                              1H 2003          2002           2001
     ---------------------------------------------------------------------------------------------------------
     LMDS                Installment fee                                30,000          36,000         36,000
                         Monthly flat fee                               28,000          28,000         28,000
                         Modem rental fee / month                            -               -              -
     ---------------------------------------------------------------------------------------------------------

     Note 1) The Company launched its commercial service in April 1999.

     Note 2) ADSL bundled with telephony service charge additional KRW2,000 per month.

     Note 3) Modem rental charge for 1-year term contract of ADSL Pro, Mid, Lite or CATV products is KRW5,000 per month whereas regular contracts KRW10,000. As for B-WLL, the modem rental charge is free for 1-year term contract whereas KRW5,000 per month for regular contracts.

     Note 4) From April 1, 2002, installment fee for regular ADSL products (including bundled services but PC bundled products) and regular CATV/B-WLL services decreased to KRW30,000 and no charge on telephony installment fee from July 1, 2002.

     Note 5) Discount is given on monthly service & modem rental charge to 1-3 year term contract subscribers. ADSL Pro contracts receive 3-11% of monthly fee discount whereas ADSL Lite, CATV and B-WLL contracts 3-10%. Modem rental charge cuts to KRW 3,000 ~ 4,500 / months. This discount program is not applied to PC bundled product subscribers.

     Note 6) On July 1, 2002, exemption was given for residential telephone installation charge and discount on telephone usage charge (local telephony service: KRW 39/pulse, LM : KRW 14.83/10 sec). From October 15, 2002 to December 31, 2002, we launched low basic fee telephony service on residential subscribers (normal telephony service: KRW 7,700 /month, bundled telephony service:
             KRW 5,200/month)

     Note 7) ADSL Mid & CATV Lite launched on May 1, 2001

     Note 8) The Company launched its commercial service of VDSL on January 17, 2003. A 3%-11% discount is given on monthly service & modem rental charge to 1-3 year term contract subscribers.

3.   MAJOR FACILITIES

A) Status on major facilities [The tables below summarize more comprehensive disclosure in the original Interim Report in Korean. Details on registration status, district and area of the facilities have not been translated.]

     i)   Land

                                                                                           (Unit: KRW million)
     ---------------------------------------------------------------------------------------------------------
                                                       Beginning book value                 Ending book value
                 Description                          (As of Jan. 1, 2003)               (As of Jun. 30, 2003)
     -------------------------------------            ---------------------              ---------------------
             Dongjak Info Center                             10,166                             10,166
             Seongbuk Info Center                             5,514                              5,514
             S. Ulsan Info Center                             3,708                              3,708
            Seodaemun Info Center                             6,461                              6,461
              Yunjae Info Center                              5,708                              5,708
              Ilsan Info Center                               9,364                              9,642
                 IDC building                                22,608                             22,608
             Taegu Branch Office                             12,699                             12,699
            Suwon Switching Office                            4,479                              4,479
              Honam Info Center                              17,215                             17,215
                    Others                                   56,957                             56,888
                                                            -------                            -------
                    Total                                   154,879                            155,088
                                                            =======                            =======

     ii)  Building


                                                                                          (Unit: KRW million)
     --------------------------------------------------------------------------------------------------------
                                                       Beginning book value                Ending book value
                 Description                          (As of Jan. 1, 2003)              (As of Jun. 30, 2003)
     -------------------------------------            ---------------------             ---------------------
     Dongjak Info Center                                     27,991                             27,665
     S. Ulsan Info Center                                     6,487                              6,415
     Songpa Info Center                                       7,008                              6,920
     Seongbuk Info Center                                     8,398                              8,307
     E. Busan Info Center                                    12,593                             12,457
     Daejon Branch                                           10,174                             10,054
     IDC building                                            29,657                             30,484
     Taegu Branch                                            10,153                             10,028
     Daejon Info Center                                       6,955                              6,873
     Ilsan Info Center                                            -                             47,873
     Others                                                 115,560                            114,037
                                                            -------                            -------
                    Total                                   234,977                            281,114
                                                            =======                            =======

     iii) Structures

                                                                                    (Unit: in millions of Won)
     ---------------------------------------------------------------------------------------------------------
                                                       Beginning book value                 Ending book value
                 Description                           (As of Jan. 1, 2003)              (As of Jun. 30, 2003)
     -------------------------------------             --------------------              ---------------------
     Dongjak Info Center                                         55                                 54
     Seongbuk Info Center                                        69                                 69
     Others                                                      55                                 55
                                                                ---                                ---
                    Total                                       180                                178
                                                                ===                                ===

     iv) Equipment

                                                                                           (Unit: KRW million)
     ---------------------------------------------------------------------------------------------------------
                                                       Beginning book value                Ending book value
                 Description                           (As of Jan. 1, 2003)              (As of Jun. 30, 2003)
     -------------------------------------             --------------------              --------------------
     Exchange, etc.                                            141,058                            130,997
     Transmission, etc.                                      1,041,263                          1,052,408
     Telecom. Lane, etc.                                       475,744                            473,505
     Terminal device                                           285,199                            282,413
     Information facility, etc.                                191,720                            211,353
     Power facility, etc.                                       63,928                             63,455
                                                             ---------                          ---------
                    Total                                    2,198,912                          2,214,131
                                                             =========                          =========

     v)   Vehicles

                                                                                           (Unit: KRW million)
     ---------------------------------------------------------------------------------------------------------
                                                       Beginning book value                Ending book value
                 Description                           (As of Jan. 1, 2003)              (As of Jun. 30, 2003)
     -------------------------------------             --------------------              ---------------------
     Vehicles                                                   296                               192
                                                                ---                               ---
                    Total                                       296                               192
                                                                ===                               ===

     vi)  Others


                                                                                          (Unit: KRW millions)
     ---------------------------------------------------------------------------------------------------------
                                                       Beginning book value                Ending book value
                 Description                           (As of Jan. 1, 2003)              (As of Jun. 30, 2003)
     -------------------------------------             --------------------              ---------------------
     Normal Equipments                                        7,699                              7,580
     Computation Equipments                                  11,331                             10,117
     Leased Establishments                                    2,821                              2,207
     Connected Establishments                                    41                                 37
                                                             ------                             ------
                    Total                                    21,892                             19,943
                                                             ======                             ======

B)   Capital Expenditure ("CAPEX") plan

     i)   CAPEX in 1H 2003

                                         (Unit: KRW billions)
     --------------------------------------------------------
                  Item                                1H 2003
     ------------------------------                   -------
            Backbone Network                             46.5
             Access Network                             150.6
            Internet Related                              1.6
                 Others                                  10.9
                                                        -----
                  Total                                 209.6
                                                        =====

     ii)  CAPEX plan


                                                                                         (Unit: KRW billion)
     -------------------------------------------------------------------------------------------------------
                  Item                              2003(E)                 2004(E)                  2005(E)
     --------------------------------               -------                 -------                  -------
            Backbone Network                          66.4                    85.9                     74.8
             Access Network                          204.8                    77.6                     68.6
            Internet Related                           5.3                    51.4                     46.8
                 Others                              108.0                    38.5                     37.4
                                                     -----                   -----                    -----
                  Total                              384.5                   253.4                    227.6
                                                     =====                   =====                    =====

4.   SALES AND MARKETING

A)   Revenue breakdown by segment

     See "Revenue breakdown by major service"

     i)   Marketing channel

          A.   Sales Organization


                                                 Telecommunication
                                                   Business Group




     Mass Sales              Wireless             Corporate Sales             Corporate Sales             Corporate Business
      Division                                       Division I                 Division II

          B.   Marketing channel


             (Residential/Corporate customers)  Sales Division I (Corporate Sales Unit)
                                                Sales Division II (PABX, International
                                                  Communication Team, Business Solution Team,
                                                  Internet Data Center)
                                                Mass Sales Division (Branch Office Sales Team)
Residential/
Corporate    (Residential customers)            Call Center (Hanmaro Customer Service)
customers                                       Cyber Center

             (Residential/Corporate customers)  Indirect: Customer Service Center, SOs, relay operators, Specific Service Provider, Dealers, etc.



     ii)  Conditions for subscription

          -    Fee should be paid in cash

          -    Fee structure

               o    Installation: paid at installation

               o    Modem rental fee: monthly flat fee

               o    Monthly charge: Monthly flat charge

     iii) Sales strategy

          -    Leverage outsourcing sales force and minimize in-house force

               o    incentive-based salary

               o    maintain well-trained sales force

          - Minimize the cost of marketing through maximizing the use of existing external marketing channels.

               o establish marketing channels based on existing marketing channels with sales capacity

               o maximize the use of indirect marketing channels through outsourcing

          -    Strategic alliance with telecommunications providers

               o maintain strategic alliances with telecommunication providers

               o maintain strategic alliances with Powercomm and system operator, to subscribers using CATV network.

6.   Derivative Contracts in Foreign Currency


                                                                                          (Unit: in million US$)
     -----------------------------------------------------------------------------------------------------------
                                                               Spot                                Swap
     -----------------------------------------------------------------------------------------------------------
     Position                                                  -120                                  -
     -----------------------------------------------------------------------------------------------------------
     Asset (Swap Buy)                                             -                                  -
     -----------------------------------------------------------------------------------------------------------
     Debt                                                       120                                  -
     -----------------------------------------------------------------------------------------------------------

     On July 2, 2002, the Company entered into a US$50 million forward contract in connection with the US$100 million zero coupon bonds with warrants issued on February 26, 2002 and terminated it on January 6, 2003.

7.   Material Agreements

     1) Material Agreement [The following table summarizes more comprehensive disclosure in the original Interim Report in Korean. Brief details of the agreements have not been translated.]

                             Agreement                           Counterpart                    Term
          ---------------------------------------------------------------------------------------------------------
          CATV access network lease agreements                    Powercomm              May 2002 ~ May 2005
                                                                                        July 2000 ~ July 2003
                                                                                       March 2001 ~ March 2006
          ---------------------------------------------------------------------------------------------------------
          Telecommunications network interconnection                KEPCO                May 2002 ~ May 2005
          agreement
          ---------------------------------------------------------------------------------------------------------
          Telecommunication conduit lease agreement          Seoul Metropolitan      October 2002 ~ October 2003
                                                                Rapid Transit
                                                                 Corporation
          ---------------------------------------------------------------------------------------------------------
          Interconnection agreements among basic               Major carriers                     -
          telecommunications carriers
          ---------------------------------------------------------------------------------------------------------

     2)   Major lease contract

                                                                        Contract amount
                                            Contract period             (in million KRW)               Lessor
          -----------------------------------------------------------------------------------------------------------
          Kukje Electronics Bldg.      May, 21, 03 ~ May. 20, 04              4.900       Shinwon Development, Inc.
          -----------------------------------------------------------------------------------------------------------
          Kangnam Switch Office        Jun. 25, 99 ~ Jun. 24, 04              2.200       Yoonik CNC, Inc.
          -----------------------------------------------------------------------------------------------------------
          Boondang Switch Office       May 3, 99 ~ May 2, 04                  2.062       SKT, Inc.
          -----------------------------------------------------------------------------------------------------------
          Incheon Switch Office        May 27, 03 ~ May 26, 04                1.967       Dacom, Inc.
          -----------------------------------------------------------------------------------------------------------
          Boopyung Customer Center     Jan. 26, 03 ~ Jan. 25, 04              1.550       Chang Hee Choi
          -----------------------------------------------------------------------------------------------------------
          Boocheon Customer Service    Feb. 7, 03 ~ Feb. 6, 04                1.389       Korea real estate
                                                                                          investment trust
          -----------------------------------------------------------------------------------------------------------
          Kangnam Customer Service     Feb. 16, 02 ~ Feb. 15, 04              1.250       Chunji, Inc.
          Center
          -----------------------------------------------------------------------------------------------------------
          Sasang Transmission Office   Mar. 1, 01 ~ Feb. 28, 06               1.100       LG Industrial systems
          -----------------------------------------------------------------------------------------------------------
          Nambusan Customer Service    Jan. 21, 00 ~ Jan. 20, 05              1.050       Kolon Sporex
          Center
          -----------------------------------------------------------------------------------------------------------
          Dongbusan Switch Office      Jul 1, 03 ~ Jun 30, 04                 1.000       Dacom, Inc.
          -----------------------------------------------------------------------------------------------------------
          Homan Branch Office          Oct. 1, 02 ~ Sep. 30, 04               2.300       Hyundai Securities
          -----------------------------------------------------------------------------------------------------------
          Ilsan Switch Office          Jan. 24, 03 ~ Jan. 24, 05              2.000       Hanmi Bank
          -----------------------------------------------------------------------------------------------------------
          Homan Branch Office          Jan. 1, 03 ~ Dec. 31, 04               1.871       Kwangju Labor Union Office
          -----------------------------------------------------------------------------------------------------------
          S. Ulsan Switch Office       Sep. 01, 02 ~ Aug. 31, 03              1.200       Hankook Cable TV Ulsan
                                                                                          Broadcasting
          -----------------------------------------------------------------------------------------------------------
          Kyungbuk Branch Office       Apr. 1, 01 ~ Jun. 30, 04               1.100       KTF
          -----------------------------------------------------------------------------------------------------------
          Incheon Keyang Information   Oct .1, 02 ~ Sep. 30, 04               1.068       Daewoo motor sales
          Center
          -----------------------------------------------------------------------------------------------------------

     3)   Hedging Contract

          1.   Interest Swap : KRW 100,000,000,000

     4)   Transfer of Business with Major Shareholders

          1.   Date of board resolution : February 19, 2002

          2.   Details of transfer

               -    Company name: DreamX.net Co.

               - Subject of transfer: Hananet business (portal, E-Commerce, cyber education, etc.)

               -    Assets: KRW 320 million

               -    Liabilities: KRW 140 million

          3.   Purpose of transfer: integration of the Company's e-business


8.   Research and Development Activities

     1)   Summary of R&D activities

          The basic directions of R&D activities are as follows:

          - Through R&D activities applicable to immediate commercialization, the Company pursues creation of value-added services and e-business models utilizing existing networks, such as Internet applications, intelligent network services, and development of wire and wireless integrated services.

          - By establishing a quality assurance system, the Company controls quality of products and services, and through establishing a high quality equipment procurement system, the Company ensures quality of equipment.

          -    R&D improves and develops the network management system.


     2)   R&D unit

          - Research unit consists of the following: i) Quality control center (three teams); ii) New technology development center (three teams); and iii) Digital economy research team & Research planning team.

     3)   R&D costs



                                                                                       (Unit: KRW million)
          ------------------------------------------------------------------------------------------------
                     Items                                        1H 2003            2002            2001
          ---------------------------------------------------     -------           ------          ------
          Research expenses                                         2,718            5,784           6,352
          Ordinary R&D expenses (intangible assets)                 1,841            6,885           9,655
          Others                                                        -                -               -
                                                                    -----           ------          ------
          Total                                                     4,559           12,669          16,007
                                                                    =====           ======          ======

     4) Achievement in R&D [The following table summarizes more comprehensive disclosure in the original Interim Report in Korean. Details of third parties with whom we worked on the project, R&D results and potential benefits have not been translated.]

                                   Major R&D                                           Period
          ----------------------------------------------------------------------------------------------------
          HFC regional management system                                    Feb. 1, 2003 ~ Oct. 31, 2003
          ----------------------------------------------------------------------------------------------------
          DSLAM network management system                                   Jan. 2, 2003 ~ Mar. 31, 2003
          ----------------------------------------------------------------------------------------------------

                                   Major R&D                                           Period
          ----------------------------------------------------------------------------------------------------

          Development of VoIP auto-installation system                      Feb. 24, 2003 ~ Mar. 31, 2003
          ----------------------------------------------------------------------------------------------------
          Development of dial tone substitute (V-Ring Me)                       Jan. 2003 ~ May 2003
          ----------------------------------------------------------------------------------------------------
          Development of card service                                           Mar. 2003 ~ Apr. 2003
          ----------------------------------------------------------------------------------------------------
          Development of first stage card service                               Mar. 2003 ~ Jun. 2003
          ----------------------------------------------------------------------------------------------------
          Transfer of stat. Construction & present SMP to state server          Nov. 2002 ~ Apr. 2003
          ----------------------------------------------------------------------------------------------------
          Development of automatic subscriber registration system               Nov. 2002 ~ Apr. 2003
          ----------------------------------------------------------------------------------------------------
          Development of HFC subscriber management system with LDAP             Sep. 2002 ~ Apr. 2003
          ----------------------------------------------------------------------------------------------------
          Development of VoIP Network & QoS                                     Mar. 2002 ~ Jun. 2003
          ----------------------------------------------------------------------------------------------------

     5)   Major Projects in Process

                                      Projects                                           Period
          ----------------------------------------------------------------------------------------------------
          Development of customer care system                                 Mar. 1, 2003 ~ Feb. 28, 2004
          ----------------------------------------------------------------------------------------------------
          Development of Information network system                           Feb. 1, 2003 ~ Dec. 28, 2003
          ----------------------------------------------------------------------------------------------------
          Development of DSLAM network management system                      Jan. 4, 2003 ~ Dec. 31, 2003
          ----------------------------------------------------------------------------------------------------
          HFC regional management system                                      Feb. 1, 2003 ~ Oct. 31, 2003
          ----------------------------------------------------------------------------------------------------
          Next generation network service management/control/test             Jan. 1, 2003 ~ Jan. 31, 2003
          technology
          ----------------------------------------------------------------------------------------------------
          Development of PABX network system                                  Feb. 1, 2003 ~ Dec. 31, 2003
          ----------------------------------------------------------------------------------------------------
          Number portability among 2G operators                                   Apr. 2003 ~ Dec. 2003
          ----------------------------------------------------------------------------------------------------
          Change to system configuration (separation of SDF)                      Apr. 2003 ~ Sep. 2003
          ----------------------------------------------------------------------------------------------------
          Real time monitoring of service web base                                Mar. 2003 ~ Jun. 2003
          ----------------------------------------------------------------------------------------------------
          Separation of SDF (2nd stage)                                           Jan. 2003 ~ Jun. 2003
          ----------------------------------------------------------------------------------------------------
          Development of card service (2nd stage)                                 Apr. 2002 ~ Jun. 2003
          ----------------------------------------------------------------------------------------------------
          Development of VoIP system on HanFos Anyway                             May 2003 ~ Aug. 2003
          ----------------------------------------------------------------------------------------------------

9.   Financing Activities in 1H 2003

A)   Summary of external financing

     -    Domestic

                                                                                                  (Unit: KRW billion)
           ----------------------------------------------------------------------------------------------------------
                            Source                         Initial amount       Increase (decrease)      Balance
           ----------------------------------------------------------------------------------------------------------
           Commercial banks                                     234.7                   56.3                291.0
           Insurance companies                                      -                      -                    -
           Merchant banks                                           -                      -                    -
           Lease companies                                       83.5                 (16.5)                 67.0
           Mutual savings & finance companies                       -                      -                    -
           Other financial institutions                          15.3                   68.8                 84.1
                                                                -----                  -----                -----
           Sub-total (financial institutions)                   333.5                  108.6                442.1
                                                                -----                  -----                -----

                                                                                                  (Unit: KRW billion)
           ----------------------------------------------------------------------------------------------------------
                            Source                         Initial amount       Increase (decrease)      Balance
           ----------------------------------------------------------------------------------------------------------
           Corporate bonds (public offering)                    860.0                (200.0)                660.0
           Corporate bonds (private placement)                  273.8                  (2.8)                271.0
           *Issuance of new shares                               76.6                 (76.6)                    -
           Asset Backed Securities                              155.5                 (60.1)                 95.4
           Others                                                   -                  100.0                100.0
                                                              -------                -------              -------
           Sub-total (capital market)                         1,365.9                (239.5)              1,126.4
                                                              -------                -------              -------
           Debt to shareholders, directors,                         -                      -                    -
           affiliated companies
           **Others                                             128.8                 (51.4)                 77.4
                                                              -------                -------              -------
                            Total                             1,828.2                (182.3)              1,645.9
                                                              =======                =======              =======

          *    Issuance of new shares are related to exercise of warrants

          ** Others comprise issuance of ABL. Please refer to note 17 of Review Report.

          (Ref.) Total amount of corporate bond issue during the period:
                 Public offering: KRW190 billion
                 Private placement: KRW81 billion

     -    Overseas Financing


                                                                                                  (Unit: USD million)
           ----------------------------------------------------------------------------------------------------------
                            Source                        Initial amount       Increase (decrease)        Balance
           ----------------------------------------------------------------------------------------------------------
           Overseas corporate bond issue                        100.0                      -                100.0
           Others                                                24.0                 (19.0)                  5.0
                                                              -------                -------              -------
           Total                                                124.0                 (19.0)                105.0
                                                              =======                =======              =======

B)   Summary of external financing

     -    Trust contract

                                                                                          (Unit: in million Won)
          ------------------------------------------------------------------------------------------------------
                Trustor            Trustee Bank       Date of trust       Amount               Remark
          ------------------------------------------------------------------------------------------------------
          Hanaro Telecom, Inc.  Shinhan Bank          Oct. 23, 2001      965,348     Transfer of beneficiary
                                                                                     certificate to HanaFos
                                                                                     Securitization Speciality
                                                                                     Co., Ltd.
          ------------------------------------------------------------------------------------------------------

     -    Asset Management Contract

          1.   Name of company: HanaFos Securitization Speciality Co., Ltd.

          2. Contract period: October 9, 2001 - as long as Hanaro exists as a legal entity

          3.   Consideration in Kind and amount of cash consideration

               o In-Kind: Future receivables from broadband Internet access service fees paid by the company's subscribers

               o    Amount: KRW 965,348 million

          4. Scope of work: collection of revenue from the beneficiary certificates, related documentation, etc.

          5.   Management costs and fees

               o Management fee: 0.02% p.a. (face value of ABS, quarterly payment)

C)   Credit rating for the past 3 years

             Date           Subject of credit        Credit                 Credit rating company
                                 rating
     ------------------------------------------------------------------------------------------------------
           04/20/00         Commercial paper           A30         Korea Management Consulting & Credit
                                                                   Rating Corporation
     ------------------------------------------------------------------------------------------------------
           04/20/00          Corporate bond           BBB-         Korea Management Consulting & Credit
                                                                   Rating Corporation
     ------------------------------------------------------------------------------------------------------
           05/09/00         Commercial paper           A30         Korea Investors Service, Inc.
     ------------------------------------------------------------------------------------------------------
           05/09/00          Corporate bond           BBB-         Korea Investors Service, Inc.
     ------------------------------------------------------------------------------------------------------
           05/25/00          Corporate bond           BBB-         Korea Investors Service, Inc.
     ------------------------------------------------------------------------------------------------------
           05/25/00          Corporate bond           BBB-         Korea Management Consulting & Credit
                                                                   Rating Corporation
     ------------------------------------------------------------------------------------------------------
           10/23/00          Corporate bond           BBB-         Korea Management Consulting & Credit
                                                                   Rating Corporation
     ------------------------------------------------------------------------------------------------------
           10/24/00         Commercial paper           A30         Korea Investors Service, Inc.
     ------------------------------------------------------------------------------------------------------
           10/24/00          Corporate bond           BBB-         Korea Investors Service, Inc.
     ------------------------------------------------------------------------------------------------------
           03/13/01         Commercial paper           A30         Korea Management Consulting & Credit
                                                                   Rating Corporation
     ------------------------------------------------------------------------------------------------------


             Date           Subject of credit        Credit                 Credit rating company
                                 rating
     ------------------------------------------------------------------------------------------------------
           05/31/01          Corporate bond           BBB-         Korea Management Consulting & Credit
                                                                   Rating Corporation
     ------------------------------------------------------------------------------------------------------
           07/31/01          Corporate bond           BBB-         Korea Investors Service, Inc.
     ------------------------------------------------------------------------------------------------------
           02/05/02         Commercial paper           A30         Korea Investors Service, Inc.
     ------------------------------------------------------------------------------------------------------
           02/05/02          Corporate bond           BBB-         Korea Investors Service, Inc.
     ------------------------------------------------------------------------------------------------------
           02/06/02         Commercial paper           A30         Korea Investors Service, Inc.
     ------------------------------------------------------------------------------------------------------
           02/06/02          Corporate bond           BBB-         Korea Management Consulting & Credit
                                                                   Rating Corporation
     ------------------------------------------------------------------------------------------------------
           03/13/02          Corporate bond           BBB-         Korea Investors Service, Inc.
     ------------------------------------------------------------------------------------------------------
           03/14/02          Corporate bond           BBB-         Korea Management Consulting & Credit
                                                                   Rating Corporation
     ------------------------------------------------------------------------------------------------------
           04/23/02          Corporate bond           BBB-         Korea Investors Service, Inc.
     ------------------------------------------------------------------------------------------------------
           04/23/02          Corporate bond           BBB-         Korea Management Consulting & Credit
                                                                   Rating Corporation
     ------------------------------------------------------------------------------------------------------
           11/07/02          Corporate bond           BBB-         Korea Investors Service, Inc.
     ------------------------------------------------------------------------------------------------------
           11/07/02         Commercial paper           A30         Korea Investors Service, Inc.
     ------------------------------------------------------------------------------------------------------
           11/07/02          Corporate bond           BBB-         Korea Management Consulting & Credit
                                                                   Rating Corporation
     ------------------------------------------------------------------------------------------------------
           11/07/02         Commercial paper           A30         Korea Management Consulting & Credit
                                                                   Rating Corporation
     ------------------------------------------------------------------------------------------------------
           2/14/03           Corporate bond           BBB-         Korea Investors Service, Inc.
     ------------------------------------------------------------------------------------------------------
           2/14/03           Corporate bond           BBB-         Korea Management Consulting & Credit
                                                                   Rating Corporation
     ------------------------------------------------------------------------------------------------------
           6/26/03          Commercial paper           A30         Korea Investors Service, Inc.
     ------------------------------------------------------------------------------------------------------
           6/26/03           Corporate bond           BBB-         Korea Investors Service, Inc.
     ------------------------------------------------------------------------------------------------------
           6/30/03          Commercial paper           A30         Korea Management Consulting & Credit
                                                                   Rating Corporation
     ------------------------------------------------------------------------------------------------------
           6/30/03           Corporate bond           BBB-         Korea Management Consulting & Credit
                                                                   Rating Corporation
     ------------------------------------------------------------------------------------------------------

III. FINANCIAL INFORMATION

1.   Summarized Financial Statements


                                                                                                (Unit: KRW million)
       ------------------------------------------------------------------------------------------------------------

                  Description                  1H 2003          2002           2001           2000           1999
                  -----------                 ---------      ---------      ---------      ---------      ---------
       [Current Asset]                          441,729        676,104        642,773        704,084        989,225
                                              ---------      ---------      ---------      ---------      ---------
       Quick assets                             432,442        665,242        628,471        673,484        981,524

       Inventories                                9,287         10,862         14,302         30,600          7,701
                                              ---------      ---------      ---------      ---------      ---------
       [Non-current  Asset]                   2,905,329      2,925,467      2,937,920      2,642,005        900,653
                                              ---------      ---------      ---------      ---------      ---------
       Investment Securities                    161,546        188,425        203,435        194,114         67,710

       Property and Equipment                 2,696,600      2,695,529      2,718,361      2,427,970        828,063

       Intangible Asset                          47,183         41,513         16,124         19,921          4,881

       Deferred Asset                                 -              -              -              -              -
                                              ---------      ---------      ---------      ---------      ---------
       TOTAL ASSETS                           3,347,058      3,601,570      3,580,693      3,346,089      1,889,878
                                              ---------      ---------      ---------      ---------      ---------
       [Current Liabilities]                    952,374      1,328,161        904,816        743,862        273,027

       [Non-current Liabilities]              1,088,732        898,739      1,246,547        931,024         45,115
                                              ---------      ---------      ---------      ---------      ---------
       TOTAL LIABILITIES                      2,041,106      2,226,900      2,151,363      1,674,886        318,142
                                              ---------      ---------      ---------      ---------      ---------
       [Paid-in Capital]                      1,396,613      1,396,613      1,320,000      1,320,000      1,200,000

       [Capital in excess of par value]         692,815        692,815        693,205        693,205        414,408

       [Retained Earning]                      -776,646       -709,237       -586,097       -341,984        -42,867

       [Capital Adjustment]                      -6,830         -5,521         -2,221            -18            195
                                              ---------      ---------      ---------      ---------      ---------
       TOTAL SHAREHOLDERS' EQUITY             1,305,952      1,374,670      1,429,329      1,671,203      1,571,736
                                              ---------      ---------      ---------      ---------      ---------
       Revenue                                  673,549      1,253,859        825,449        336,187         23,119

       Operating Profit                          11,658          6,080       -165,188       -296,577       -140,307

       Ordinary Profit                          -67,409       -123,140       -244,113       -299,114        -77,423

       Net Income                               -67,409       -123,140       -244,113       -299,118        -70,902
                                              ---------      ---------      ---------      ---------      ---------


       (Note) "-" Means minus figures

2.   Accounting standards


a.   Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Korea Exchange Bank Basic Rate of Won 1,193.1 to US $1.00 at June 30, 2003, solely for the convenience of the reader. These convenience translations into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:

b.   Adoption of Newly Effective Statements of Korea Accounting Standards

The Company prepared its financial statements in accordance with the Statements of Korea Accounting Standards ("SKAS"), which is effective for the period starting from January 1, 2003. The revised accounting standards include SKAS No.2 - "Interim Financial Reporting", No.3 - "Intangible Assets", No.4 - "Revenue Recognition", No.5 - "Tangible Assets", No.6 - "Events Occurring After Balance Sheet Dates", No.7 - "Capitalization of Financing Costs", No.8 - "Marketable Securities", No.9 - "Convertible Securities" and No.10 - "Inventories". The comparative financial statements were restated applying the above accounting standards.


c.   Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

d.   Cash and Cash Equivalents

Cash and cash equivalents are bank deposits, securities and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.


e.   Short-term financial instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid debt securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.


f.   Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated loss on uncollectible of individual accounts and historical bad debt experience.

Changes in allowance for doubtful accounts of trade receivables and accounts receivables-other for the period ended June 30, 2003 are as follows (won in millions):

                                           Amount
                                         ----------
 Beginning of period                     Won 16,416
 Provision                                    9,849
 Write-offs                                    (219)
                                         ----------
 End of period                           Won 26,046
                                         ==========

g.   Inventories

Inventories consist primarily of personal computers, modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

h. Investment Securities Other than those Accounted for Using the Equity Method

(1)  Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities.

(2) Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refers to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities' original effective interest rate. For available-for-sale debt or equity security, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value in recorded in current operations, up to the amount of the previously recognized impairment loss, while security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3) Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity's intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as capital adjustments. Whereas, in case available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.


Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                    Estimated useful lives
                                                    ----------------------
Buildings, building facilities and structures               50 years
Machinery                                                    8 years
Vehicles and other                                         5-8 years

Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, are capitalized until the year ended December 31, 2002, and are no longer capitalized from January 1, 2003 in compliance with SKAS No. 7. The amount of capitalized interest for six-month period ended June 30, 2002 was Won 1,789 million.

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

                                                      Estimated Useful Lives
                                                      ----------------------
                Goodwill                                       5 years
                Intellectual proprietary rights             5-20 years
                Cable line usage rights                       20 years
                Land rights                                   20 years
                Development costs                               1 year

Convertible Bonds and Bonds with Warrants

The proceeds from issuance of debt securities with detachable warrants shall be allocated between the warrants and the debt securities based on their relative fair values at time of issuance. For debt securities with non-detachable warrants, the warrants are recorded as the difference between the issuance amount of debt securities with non-detachable warrants and the reference amount of debt securities without warrants in similar market. In accordance with SKAS No.9, the Company did not adjust retroactively the amount of detachable warrants on bonds issued before December 31, 2002. Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to Won 22,735 million as of June 30, 2003.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of Won 207 million as of June 30, 2003 are presented as deduction from accrued severance indemnities. Since April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the period ended June 30, 2003 are as follows (won in millions):

                                         Amount
                                       ----------
     Beginning of period               Won 22,341
     Severance payments                    (6,495)
                                       ----------
                                           15,846
     Provision                              6,889
                                       ----------
     End of period                     Won 22,735
                                       ==========

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was Won 1,193.10 to US $1.00 at June 30, 2003.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date (see Note 22).

Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the "the minimum value method"). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account, and the par value of the new shares issued, is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 20).

Net Loss Per Common Share

Net loss per common share is computed by dividing net loss, by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the three-month and six-month periods ended June 30, 2003 were 279,323 thousand shares and for the three-month and six-month periods ended June 30, 2002 were 279,323 thousand shares and 272,318 thousand shares, respectively.

Net loss for common stock for the three-month and six-month periods ended June 30, 2003 and 2002 are computed as follows (won in millions):

                                                  2003                                   2002
                                  -----------------------------------     -----------------------------------
                                                                            Three-month
                                     Three-month          Six-month       (Not reviewed)          Six-month
                                  ---------------     ---------------     --------------      ---------------
Net loss                             Won 13,606          Won 67,409         Won 33,306           Won 82,021
Dividend for preferred stock                 -                   -                  -                    -
                                     ----------          ----------         ----------           ----------
Net loss for common stock            Won 13,606          Won 67,409         Won 33,306           Won 82,021
                                     ==========          ==========         ==========           ==========


Comparative Presentation

Certain amounts of prior year's financial statements are reclassified to conform to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period.

3.   Accounting Information
     A)   Allowance for bad debts conditions
          (1)  Details of allowance for bad debts in last three years


                                                                                                        (Unit : KRW, %)
-----------------------------------------------------------------------------------------------------------------------
                                  Items                  Total Amount         Allowance for bad     Ratio of Allowance
                                                                              debts                    for bad debts
------------------------- ---------------------- ----------------------- ---------------------- -----------------------
        1H 2003           Trade Receivables             240,314,626,208         23,147,348,792              9.6%
-----------------------------------------------------------------------------------------------------------------------
         2002             Trade Receivables             219,346,527,526         13,516,918,140              6.2%
-----------------------------------------------------------------------------------------------------------------------
         2001             Trade Receivables             134,035,010,098          3,357,639,983              2.5%
-----------------------------------------------------------------------------------------------------------------------
         2000             Trade Receivables              78,803,187,227            822,114,672              1.0%
-----------------------------------------------------------------------------------------------------------------------


(2)  Methods of allowance for bad debts

                                                                                                   (Unit : KRW, %)
------------------------------------------------------------------------------------------------------------------
                                                    Amount of trade       Allowance for bad     Ratio of Allowance
                            Periods                   receivables              debts              for bad debts
------------------------------------------------------------------------------------------------------------------
   1H 2003           2 years ~ 3 years               4,187,088,115          3,712,272,323              88.7%
                     --------------------          ---------------        ---------------       ------------------
                     1 year ~ 2 years               13,904,196,653         10,125,036,003              72.8%
                     --------------------          ---------------        ---------------       ------------------
                     4 months ~ 1 year              19,052,711,642          8,233,811,573              43.2%
                     --------------------          ---------------        ---------------       ------------------
                     ~ 4 months                     37,712,261,290            377,122,613               1.0%
                     --------------------          ---------------        ---------------       ------------------
                     Estimated revenue             116,729,022,785            583,645,114               0.5%
                     --------------------          ---------------        ---------------       ------------------
                     Other revenue                  11,558,515,595            115,461,167               1.0%
------------------------------------------------------------------------------------------------------------------
                Total                              203,143,796,080         23,147,348,792              11.4%
------------------------------------------------------------------------------------------------------------------
    2002             2 years ~ 3 years               1,754,155,204          1,497,346,882              85.4%
                     --------------------          ---------------        ---------------       ------------------
                     1 year ~ 2 years                6,446,266,771          4,030,205,985              62.5%
                     --------------------          ---------------        ---------------       ------------------
                     4 months ~ 1 year              17,628,018,584          6,973,644,152              39.6%
                     --------------------          ---------------        ---------------       ------------------
                     ~ 4 months                     29,212,444,965            292,124,450               1.0%
                     --------------------          ---------------        ---------------       ------------------
                     Estimated revenue             114,746,096,018            573,730,480               0.5%
                     --------------------          ---------------        ---------------       ------------------
                     Other revenue                  14,559,017,030            145,590,170               1.0%
------------------------------------------------------------------------------------------------------------------
                Total                              184,345,998,572         13,512,642,119               7.3%
------------------------------------------------------------------------------------------------------------------
    2001             2 years ~ 3 years                  52,461,037             52,461,037             100.0%
                     --------------------          ---------------        ---------------       ------------------
                     1 year ~ 2 years                2,432,041,788          1,216,020,894              50.0%
                     --------------------          ---------------        ---------------       ------------------
                     4 months ~ 1 year               7,108,449,859          1,421,689,972              20.0%
                     --------------------          ---------------        ---------------       ------------------
                     ~ 4 months                     21,133,387,558            211,333,876               1.0%
                     --------------------          ---------------        ---------------       ------------------
                     Estimated revenue              80,370,806,360            401,854,032               0.5%
                     --------------------          ---------------        ---------------       ------------------
                     Other revenue                   5,428,017,245             54,280,172               1.0%
------------------------------------------------------------------------------------------------------------------
                Total                              116,525,163,847          3,357,639,983               2.9%
------------------------------------------------------------------------------------------------------------------
    2000             4 months ~                      1,464,086,957            292,817,391              20.0%
                     --------------------          ---------------        ---------------       ------------------
                     ~ 4 months                     28,520,343,811            285,203,438               1.0%
                     --------------------          ---------------        ---------------       ------------------
                     Estimated revenue              48,818,768,459            244,093,842               0.5%
------------------------------------------------------------------------------------------------------------------
                Total                               78,803,199,227            822,114,671               1.0%
------------------------------------------------------------------------------------------------------------------


(3)  Outstanding balance of Trade Receivables in 1H 2003



                                                                                              (Unit : KRW million)
------------------------------------------------------------------------------------------------------------------
                          ~ 6 months      6 months ~ 1 year   1 year ~ 3 years       3 years ~            Total
------------------------------------------------------------------------------------------------------------------
      Amounts              209,089             13,134              18,091                 -              240,315
------------------------------------------------------------------------------------------------------------------
       Ratio                 87.1%               5.5%                7.5%                 -               100.0%
------------------------------------------------------------------------------------------------------------------




     B)   Fiscal years recorded net loss in last 5 years


------------------------------------------------------------------------------------------------------------------
                               Net loss amounts (KRW billion)                            Reason
------------------------------------------------------------------------------------------------------------------
          2002                              123.1                       Large investments in early business stage
------------------------------------------------------------------------------------------------------------------
          2001                              244.1                       Large investments in early business stage
------------------------------------------------------------------------------------------------------------------
          2000                              299.1                       Large investments in early business stage
------------------------------------------------------------------------------------------------------------------
          1999                               70.9                       Large investments in early business stage
------------------------------------------------------------------------------------------------------------------


     C) Details and ground of change in accounting standard in recent 5 fiscal years

     To be updated.

4.   Financial Statements

     1)   Balance Sheet  (As of the end of June 30, 2003 and 2002)

                                                                                                       Translation into
                                                                            Korean Won               U.S. Dollars (Note 2)
                                                                  ----------------------------     ----------------------------
                           ASSETS                                     2003             2002           2003              2002
                                                                  -----------      -----------     -----------      -----------
                                                                        (In millions)                    (In thousands)
CURRENT ASSETS:
   Cash and cash equivalents (Note 3)                           Won    72,849    Won   278,511     $    61,059      $   233,435
   Short-term financial instruments (Notes 4 and 5)                   113,620          131,723          95,231          110,404
   Short-term investment securities (Note 6)                            3,598           18,770           3,016           15,732
   Trade receivables, net of allowance for doubtful accounts
     of Won 23,147 million in 2003 and Won 13,517 million
     in 2002                                                          217,167          205,830         182,019          172,517
   Short-term loans, net of discount on present value of
     Won 240 million in 2003 and Won 189 million in
     2002 (Note 9)                                                      7,592            7,193           6,363            6,029
   Accounts receivable-other, net of allowance for doubtful
     accounts of Won 2,899 million in 2003 and 2002                     3,233            5,930           2,710            4,970
   Accrued income                                                       5,991            4,982           5,021            4,176
   Prepaid expenses (Note 10)                                           6,601            8,409           5,533            7,048
   Prepaid income tax                                                   1,441            3,709           1,208            3,109
   Advanced payments                                                      350              185             293              155
   Inventories                                                          9,287           10,862           7,784            9,104
                                                                -------------    -------------     -----------      -----------
                                                                      441,729          676,104         370,237          566,679
                                                                -------------    -------------     -----------      -----------
NON-CURRENT ASSETS:
   Long-term financial instruments (Notes 4 and 5)                          7                5               6                4
   Long-term investment securities (Note 7)                            46,445           49,316          38,928           41,334
   Investment securities using the equity method (Note 8)              35,978           40,796          30,155           34,193
   Long-term loans, net of discount on present value of
     Won 3,308 million in 2003 and Won 4,006 million
     in 2002 (Note 9)                                                  21,606           23,161          18,109           19,412
   Key-money deposits                                                  44,069           61,156          36,937           51,258
   Long-term prepaid expenses                                          13,441           13,990          11,266           11,726
   Property and equipment, net (Notes 2, 11, 13 and 15)             2,696,600        2,695,529       2,260,163        2,259,265
   Intangibles (Note 12)                                               47,183           41,513          39,545           34,795
                                                                -------------    -------------     -----------      -----------
                                                                    2,905,329        2,925,466       2,435,109        2,451,987
                                                                -------------    -------------     -----------      -----------
           Total Assets                                         Won 3,347,058    Won 3,601,570     $ 2,805,346      $ 3,018,666
                                                                =============    =============     ===========      ===========


                                                                                                          Translation into
                                                                            Korean Won                  U.S. Dollars (Note 2)
                                                                ------------------------------     ----------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                  2003             2002            2003             2002
                                                                -------------    -------------     -----------      -----------
                                                                        (In millions)                    (In thousands)
CURRENT LIABILITIES:
   Trade payables                                               Won    35,854    Won    70,234     $    30,051      $    58,867
   Other accounts payable                                             120,151          153,254         100,705          128,450
   Short-term borrowings (Note 14)                                    155,000           55,000         129,914           46,098
   Current maturities of long-term debt, net
     (Notes 13 and 15)                                                397,392          740,102         333,075          620,319
   Advances received (Note 16)                                         98,681          126,007          82,710          105,614
   Current portion of Asset Backed Loans (Note 17)                     77,420          102,862          64,890           86,214
   Accrued expenses                                                    45,086           43,795          37,789           36,707
   Withholdings                                                        14,863           12,675          12,457           10,624
   Forward exchange contracts                                               -            1,888               -            1,583
   Interest rate swap                                                   6,010            5,633           5,037            4,721
   Other current liabilities                                            1,917           16,711           1,607           14,005
                                                                -------------    -------------     -----------      -----------
                                                                      952,374        1,328,161         798,235        1,113,202
                                                                -------------    -------------     -----------      -----------
LONG-TERM LIABILITIES:
   Long-term debt, net (Note 15)                                      206,299          168,395         172,910          141,141
   Debentures, net (Note 15)                                          759,206          594,718         636,331          498,465
   Long-term obligations under capital leases (Note 13)                67,650           38,087          56,701           31,923
   Long-term advances received                                         14,901           48,014          12,489           40,243
   Asset Backed Loans (Note 17)                                             -           25,902               -           21,710
   Accrued severance indemnities, net (Note 2)                         22,528           22,057          18,882           18,487
   Long-term deposits received                                         18,148            1,566          15,211            1,312
                                                                -------------    -------------     -----------      -----------
                                                                    1,088,732          898,739         912,524          753,281
                                                                -------------    -------------     -----------      -----------
           Total Liabilities                                        2,041,106        2,226,900       1,710,759        1,866,483
                                                                -------------    -------------     -----------      -----------

SHAREHOLDERS' EQUITY (Note 19):
   Capital stock                                                    1,396,613        1,396,613       1,170,575        1,170,575
   Paid-in capital in excess of par value                             692,815          692,815         580,685          580,685
   Accumulated deficit                                               (776,646)        (709,237)       (650,948)        (594,449)
   Capital adjustments:
     Stock compensation (Note 20)                                       5,229            4,541           4,383            3,806
     Valuation loss on short-term investment securities                  (249)          (1,120)           (209)            (939)
     Valuation loss on long-term investment securities                 (5,800)          (3,310)         (4,861)          (2,774)
     Valuation loss on interest swap (Note 18)                         (6,010)          (5,632)         (5,038)          (4,721)
                                                                -------------    -------------     -----------      -----------
           Total Shareholders' Equity                               1,305,952        1,374,670       1,094,587        1,152,183
                                                                -------------    -------------     -----------      -----------
           Total Liabilities and Shareholders' Equity           Won 3,347,058    Won 3,601,570     $ 2,805,346      $ 3,018,666
                                                                =============    =============     ===========      ===========

     2) Income Statements (For the three month and six month periods ended June 30, 2003 and 2002)


                                                                                              Korean Won
                                                                     ------------------------------------------------------------
                                                                                2003                             2002
                                                                     ---------------------------     ----------------------------
                                                                                                     Three-month
                                                                     Three-month      Six-month      (Not reviewed)    Six-month
                                                                     -----------     -----------     --------------   -----------
                                                                              (In millions, except per share amount)

OPERATING REVENUE (Note 25)                                          Won 344,436     Won 673,549      Won 307,974     Won 579,070
OPERATING EXPENSES (Note 21)                                             326,425         661,891          316,357         606,780
                                                                     -----------     -----------      -----------     -----------
OPERATING INCOME (LOSS)                                                   18,011          11,658           (8,383)        (27,710)
                                                                     -----------     -----------      -----------     -----------
NON-OPERATING INCOME:
   Interest income                                                         5,413          11,219            7,813          13,149
   Dividends income                                                            -               -                -           2,899
   Gain on valuation of trading securities                                    10              10                -             863
   Gain on disposal of short-term investment securities                    2,216             209              684             684
   Gain on valuation of investments using the equity method                    -               -              717           1,055
   Gain on foreign currency transactions and translation                   7,554              84           16,525          16,446
   Gain on disposal of long-term investment securities                         -              70                -             193
   Gain on disposal of property and equipment                                 68             747                -              14
   Gain on transaction of forward exchange contract
     (Note 18)                                                                 -             343                -             186
   Other                                                                   1,497           2,624              967           3,009
                                                                     -----------     -----------      -----------     -----------
                                                                          16,758          15,306           26,706          38,498
                                                                     -----------     -----------      -----------     -----------
NON-OPERATING EXPENSES:
   Interest expense                                                       35,930          71,126           33,949          63,479
   Interest expense on ABL (Note 17)                                       2,182           4,956            4,540           4,540
   Loss on valuation of trading securities                                     -               -            4,787               -
   Loss on disposal of short-term investment securities                    1,082           1,919              467               -
   Impairment loss on short-term investment securities                       180             180                -               -
   Impairment loss on long-term investment securities                          -               -            1,678           4,478
   Loss on valuation of investments using the equity method
     (Note 8)                                                              5,166           7,318                -               -
   Loss on foreign currency transactions and translation                     530           1,298              309             510
   Loss on disposal of property and equipment                                497             898            1,118           2,113
   Loss on redemption of debts (Note 15)                                       -             308                -           4,265
   Loss on disposal of trade receivables (Note 16)                         2,610           5,896            4,726          10,140
   Other bad debt expense                                                      -               -                -           2,899
   Donations                                                                   -             202                5             283
   Other                                                                     198             272               50             102
                                                                     -----------     -----------      -----------     -----------
                                                                          48,375          94,373           51,629          92,809
                                                                     -----------     -----------      -----------     -----------
ORDINARY LOSS                                                            (13,606)        (67,409)         (33,306)        (82,021)
EXTRAORDINARY ITEMS                                                            -               -                -               -
                                                                     -----------     -----------      -----------     -----------
LOSS BEFORE INCOME TAX                                                   (13,606)        (67,409)         (33,306)        (82,021)
INCOME TAX EXPENSE (Note 22)                                                   -               -                -               -
                                                                     -----------     -----------      -----------     -----------
NET LOSS                                                             Won (13,606)    Won (67,409)     Won (33,306)    Won (82,021)
                                                                     -----------     -----------      -----------     -----------
NET LOSS PER COMMON SHARE (Note 2)                                   Won     (49)    Won    (241)     Won    (119)    Won    (301)
                                                                     ===========     ===========      ===========     ===========

                                                                                Translation into U.S. Dollars (Note 2)
                                                                     ------------------------------------------------------------
                                                                                2003                             2002
                                                                     ---------------------------     ----------------------------
                                                                                                     Three-month
                                                                     Three-month      Six-month      (Not reviewed)    Six-month
                                                                     -----------     -----------     --------------   -----------
                                                                             (In thousands, except per share amount)

OPERATING REVENUE (Note 25)                                            $ 288,690       $ 564,537        $ 258,129       $ 485,349
OPERATING EXPENSES (Note 21)                                             273,594         554,766          265,155         508,574
                                                                       ---------       ---------        ---------       ---------
OPERATING INCOME (LOSS)                                                   15,096           9,771           (7,026)        (23,225)
                                                                       ---------       ---------        ---------       ---------
NON-OPERATING INCOME:
   Interest income                                                         4,537           9,403            6,548          11,021
   Dividends income                                                            -               -                -           2,430
   Gain on valuation of trading securities                                     8               8                -             723
   Gain on disposal of short-term investment securities                    1,857             175              573             573
   Gain on valuation of investments using the equity method                    -               -              601             884
   Gain on foreign currency transactions and translation                   6,331              70           13,850          13,784
   Gain on disposal of long-term investment securities                         -              59                -             162
   Gain on disposal of property and equipment                                 57             626                -              12
   Gain on transaction of forward exchange contract
     (Note 18)                                                                 -             288                -             156
   Other                                                                   1,256           2,200              811           2,522
                                                                       ---------       ---------        ---------       ---------
                                                                          14,046          12,829           22,383          32,267
                                                                       ---------       ---------        ---------       ---------
NON-OPERATING EXPENSES:
   Interest expense                                                       30,115          59,614           28,455          53,205
   Interest expense on ABL (Note 17)                                       1,829           4,154            3,805           3,805
   Loss on valuation of trading securities                                     -               -            4,012               -
   Loss on disposal of short-term investment securities                      907           1,608              392               -
   Impairment loss on short-term investment securities                       151             151                -               -
   Impairment loss on long-term investment securities                          -               -            1,406           3,753
   Loss on valuation of investments using the equity method
     (Note 8)                                                              4,330           6,134                -               -
   Loss on foreign currency transactions and translation                     444           1,088              259             427
   Loss on disposal of property and equipment                                417             753              937           1,771
   Loss on redemption of debts (Note 15)                                       -             258                -           3,575
   Loss on disposal of trade receivables (Note 16)                         2,188           4,942            3,961           8,499
   Other bad debt expense                                                      -               -                -           2,430
   Donations                                                                   -             169                4             237
   Other                                                                     165             228               42              86
                                                                       ---------       ---------        ---------       ---------
                                                                          40,546          79,099           43,273          77,788
                                                                       ---------       ---------        ---------       ---------
ORDINARY LOSS                                                            (11,404)        (56,499)         (27,916)        (68,746)
EXTRAORDINARY ITEMS                                                            -               -                -               -
                                                                       ---------       ---------        ---------       ---------
LOSS BEFORE INCOME TAX                                                   (11,404)        (56,499)         (27,916)        (68,746)
INCOME TAX EXPENSE (Note 22)                                                   -               -                -               -
                                                                       ---------       ---------        ---------       ---------
NET LOSS                                                               $ (11,404)      $ (56,499)       $ (27,916)      $  68,746)
                                                                       =========       =========        =========       =========
NET LOSS PER COMMON SHARE (Note 2)                                     $   (0.04)      $   (0.20)       $   (0.10)      $   (0.25)
                                                                       =========       =========        =========       =========


     3) Statements of Deposition of Deficit (As of the end of Dec. 31, 2002 and 2001)


                                                                                                 Translation into
                                                                 Korean Won                     U.S. Dollars (Note 2)
                                                       ------------------------------        ---------------------------
                                                            2002             2001               2002             2001
                                                       ------------      ------------        ----------        ---------
                                                                 (In millions)                     (In thousands)
ACCUMULATED DEFICIT BEFORE DISPOSITION:
  Undisposed deficit carried over from prior year      Won (586,097)     Won (341,984)       $ (494,054)     $  (288,278)
  Net loss                                                 (123,140)         (244,113)         (103,802)        (205,777)
                                                       ------------      ------------        ----------        ---------
                                                           (709,237)         (586,097)         (597,856)        (494,055)
DISPOSITION OF DEFICIT                                            -                 -                 -                -
                                                       ------------      ------------        ----------        ---------
UNDISPOSED DEFICIT TO BE CARRIED FORWARD
  TO SUBSEQUENT YEAR                                   Won (709,237)     Won (586,097)       $ (597,856)       $(494,055)
                                                       ============      ============        ==========        =========


     4) Statements of Cash Flow (For the three month and six month periods ended June 30, 2003 and 2002)



                                                                                              Korean Won
                                                                     ------------------------------------------------------------
                                                                                2003                      2002 (Not reviewed)
                                                                     ---------------------------     ----------------------------
                                                                     Three-month      Six-month      Three-month       Six-month
                                                                     -----------     -----------     --------------   -----------
                                                                                           (In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                          Won (13,606)    Won (67,409)     Won (33,306)    Won (82,021)
                                                                     -----------     -----------      -----------     -----------
   Adjustments to reconcile net loss to net cash provided
     by (used in) operating activities:
     Stock compensation expense                                              344             687              322             826
     Depreciation and amortization                                       104,481         204,858           95,036         188,600
     Provision for severance indemnities                                   2,988           5,838            2,702           4,829
     Provision for doubtful accounts                                       6,044           9,849            1,594           5,406
     Amortization of discount on debentures                                6,013          10,584            3,602           6,192
     Recognition of long-term accrued interest                             1,897           4,954            2,291           3,526
     Employee fringe benefits                                                175             359            1,563           1,694
     Loss on foreign currency translation                                     23             723              252             252
     Loss on disposal of short-term investment securities                  1,082           1,919              467               -
     Loss on valuation of trading securities                                   -               -            4,787               -
     Loss on disposal of property and equipment                              497             898            1,118           2,113
     Loss on redemption of debentures                                          -             308                -           4,265
     Loss on valuation of investments using the equity method              5,166           7,318                -               -
     Impairment loss on short-term investment securities                     180             180                -               -
     Impairment loss on long-term investment securities                        -               -            1,678           4,478
     Gain on valuation of trading securities                                 (10)            (10)               -            (863)
     Gain on disposal of short-term investment securities                 (2,216)           (209)            (684)           (684)
     Gain on disposal of long-term investment securities                       -             (70)               -            (193)
     Gain on valuation of investments using the equity method                  -               -             (717)         (1,055)
     Gain on disposal of property and equipment                              (68)           (747)               -             (14)
     Gain on foreign currency translation                                 (6,467)            (13)         (16,345)        (15,966)
     Gain on exchange of forward exchange contract                             -            (343)               -            (186)
     Amortization of present value discount                                 (483)         (1,005)            (478)         (1,010)
     Other                                                                   216             395              490             880

   Changes in assets and liabilities resulting from operations:
     Increase in trade receivables                                       (24,102)        (21,972)         (27,022)        (48,643)
     Decrease in accounts receivable-other                                 9,399           2,697            5,357             767
     Decrease (Increase) in accrued income                                   482          (1,008)          (1,531)         (1,886)
     Decrease in prepaid expenses                                          6,376           1,808            8,833           9,173
     Decrease (Increase) in prepaid income tax                              (866)          2,268             (983)          3,620
     Decrease (Increase) in advanced payments                                 33            (165)              79         (12,066)
     Increase in inventories                                             (12,766)        (22,138)         (19,016)        (34,702)
     Decrease in other current assets                                          -               -                -           5,905
     Decrease in long-term prepaid expenses                                  274             549            1,522           5,747
     Increase (Decrease) in trade payables                               (19,170)        (34,395)           7,894         (36,171)
     Increase (Decrease) in other accounts payable                         2,600         (33,085)         (53,884)       (105,496)
     Increase (Decrease) in accrued expenses                              (1,158)          1,291             (356)         (2,451)
     Increase (Decrease) in withholdings                                    (176)          2,188            3,980           4,168
     Increase (Decrease) in other current liabilities                      1,299           1,050              (25)          2,920
     Increase (Decrease) in long-term advances received                     (293)           (603)               -           1,853
     Decrease in long-term deposits received                                (389)           (539)          (1,149)         (1,563)
     Decrease in payments to National Pension                                 68              77                9              39
     Payments of severance indemnities                                    (5,747)         (6,495)            (671)         (2,022)
     Write-off of trade receivables                                         (146)           (219)               -               -
                                                                     -----------     -----------      -----------     -----------
   Net cash flows provided by (used in) operating activities              61,974          70,373          (12,591)        (89,739)
                                                                     -----------     -----------      -----------     -----------


                                                                                              Korean Won
                                                                     ------------------------------------------------------------
                                                                                2003                      2002 (Not reviewed)
                                                                     ---------------------------     ----------------------------
                                                                     Three-month      Six-month      Three-month       Six-month
                                                                     -----------     -----------     --------------   -----------
                                                                                           (In millions)
CASH FLOWS FROM INVESTING ACTIVITIES:

     Disposal of short-term investment securities                    Won  20,528     Won  28,297      Won 30,806      Won 30,806
     Collection of short-term financial instruments                      145,730         190,253         174,000         263,300
     Collection of long-term financial instruments                             -               -          41,666          41,666
     Redemption of short-term loans                                        2,022           2,642             271             543
     Redemption of long-term loans                                            61           1,023             715           1,129
     Disposal of long-term investment securities                               -              73               1             628
     Refund of key-money deposits                                          9,327          17,691           3,877           8,449
     Proceeds from disposal of property and equipment                      2,806           4,702             634           1,168
     Acquisition of short-term financial instruments                     (96,020)       (172,150)       (134,900)       (303,200)
     Purchase of short-term investment securities                         (2,490)        (14,135)        (40,004)        (40,004)
     Payment of short-term loans                                            (155)           (368)           (124)           (293)
     Acquisition of long-term financial instruments                            -              (2)            (82)            (82)
     Acquisition of long-term investment securities                       (1,120)         (1,120)             (1)             (1)
     Payment of long-term loans                                             (756)         (1,493)           (680)         (1,204)
     Payment of key-money deposits                                           (11)           (600)         (1,860)         (4,263)
     Acquisition of property and equipment                               (50,863)       (101,176)        (70,826)       (135,420)
     Acquisition of intangibles                                           (3,296)         (7,704)         (1,118)        (12,234)
                                                                      ----------     -----------      ----------      ----------
   Net cash flows provided by (used in) investing activities              25,763         (54,067)          2,375        (149,012)
                                                                      ----------     -----------      ----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from short-term borrowings                                  25,000         125,000          25,000          25,000
     Proceeds from long-term debt                                         33,000          73,000          37,180          37,180
     Proceed from issuance of debentures                                  79,709         261,013          99,607         412,767
     Proceeds from ABL                                                         -               -         200,000         200,000
     Proceeds from issuance of common stock                                    -               -               -          35,693
     Repayment of short-term borrowings                                        -               -         (55,000)        (55,000)
     Repayment of long-term debt and debentures                         (337,372)       (569,532)        (87,327)       (262,856)
     Repayment of ABL                                                    (25,718)        (51,344)        (26,960)        (26,960)
     Refund of long-term advances received                               (30,390)        (60,105)        (20,274)        (55,860)
                                                                      ----------     -----------      ----------      ----------
   Net cash flows provided by (used in) financing activities            (255,771)       (221,968)        172,226         309,964
                                                                      ----------     -----------      ----------      ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    (168,034)       (205,662)        162,010          71,213
                                                                      ----------     -----------      ----------      ----------
CASH AND CASH EQUIVALENTS, BEGINNING OF
   PERIOD                                                                240,883         278,511         183,740         274,537
                                                                      ----------     -----------      ----------      ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                              Won 72,849      Won 72,849     Won 345,750     Won 345,750
                                                                      ==========     ===========     ===========     ===========


                                                                                Translation into U.S. Dollars (Note 2)
                                                                     ------------------------------------------------------------
                                                                                2003                     2002 (Not reviewed)
                                                                     ---------------------------     ----------------------------
                                                                     Three-month      Six-month       Three-month      Six-month
                                                                     -----------     -----------     --------------   -----------
                                                                                             (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                            $ (11,404)      $ (56,499)       $ (27,916)      $ (68,746)
                                                                       ---------       ---------        ---------       ---------

   Adjustments to reconcile net loss to net cash provided by
   (used in) operating activities:
     Stock compensation expense                                              288             576              270             692
     Depreciation and amortization                                        87,571         171,702           79,655         158,076
     Provision for severance indemnities                                   2,504           4,893            2,265           4,047
     Provision for doubtful accounts                                       5,066           8,255            1,336           4,531
     Amortization of discount on debentures                                5,040           8,871            3,019           5,190
     Recognition of long-term accrued interest                             1,590           4,152            1,920           2,955
     Employee fringe benefits                                                147             301            1,310           1,420
     Loss on foreign currency translation                                     19             606              211             211
     Loss on disposal of short-term investment securities                    907           1,608              392               -
     Loss on valuation of trading securities                                   -                            4,012               -
     Loss on disposal of property and equipment                              417             753              937           1,771
     Loss on redemption of debentures                                          -             258                -           3,575
     Loss on valuation of investments using the equity method              4,330           6,134                -               -
     Impairment loss on short-term investment securities                     151             151                -               -
     Impairment loss on long-term investment securities                        -               -            1,406           3,753
     Gain on valuation of trading securities                                  (8)             (8)               -            (723)
     Gain on disposal of short-term investment securities                 (1,857)           (175)            (573)           (573)
     Gain on disposal of long-term investment securities                       -             (59)               -            (162)
     Gain on valuation of investments using the equity method                  -               -             (601)           (884)
     Gain on disposal of property and equipment                              (57)           (626)               -             (12)
     Gain on foreign currency translation                                 (5,420)            (11)         (13,700)        (13,382)
     Gain on exchange of forward exchange contract                             -            (287)               -            (156)
     Amortization of present value discount                                 (405)           (842)            (401)           (847)
     Other                                                                   181             331              410             738
   Changes in assets and liabilities resulting from operations:
     Increase in trade receivables                                       (20,201)        (18,416)         (22,648)        (40,770)
     Decrease in accounts receivable -- other                              7,878           2,260            4,490             643
     Decrease (Increase) in accrued income                                   404            (845)          (1,283)         (1,581)
     Decrease in prepaid expenses                                          5,344           1,515            7,403           7,688
     Decrease (Increase) in prepaid income tax                              (726)          1,901             (824)          3,034
     Decrease (Increase) in advanced payments                                 28            (138)              66         (10,113)
     Increase in inventories                                             (10,700)        (18,555)         (15,938)        (29,086)
     Decrease in other current assets                                          -               -                -           4,949
     Decrease in long-term prepaid expenses                                  230             460            1,276           4,817
     Increase (Decrease) in trade payables                               (16,067)        (28,828)           6,616         (30,317)
     Increase (Decrease) in other accounts payable                         2,179         (27,730)         (45,163)        (88,421)
     Increase (Decrease) in accrued expenses                                (971)          1,082             (298)         (2,054)
     Increase (Decrease) in withholdings                                    (148)          1,834            3,336           3,493
     Increase (Decrease) in other current liabilities                      1,089             880              (21)          2,448
     Increase (Decrease) in long-term advances received                     (246)           (505)               -           1,553
     Decrease in long-term deposits received                                (326)           (452)            (963)         (1,310)
     Decrease in payments to National Pension                                 57              64                8              33
     Payments of severance indemnities                                    (4,817)         (5,444)            (562)         (1,695)
     Write-off of trade receivables                                         (123)           (184)               -               -
                                                                       ---------       ---------        ---------       ---------
   Net cash flows provided by (used in) operating activities              51,944          58,983          (10,553)        (75,215)
                                                                       ---------       ---------        ---------       ---------


                                                                                Translation into U.S. Dollars (Note 2)
                                                                     ------------------------------------------------------------
                                                                                2003                     2002 (Not reviewed)
                                                                     ---------------------------     ----------------------------
                                                                     Three-month      Six-month       Three-month      Six-month
                                                                     -----------     -----------     --------------   -----------
                                                                                             (In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
     Disposal of short-term investment securities                      $  17,206       $  23,717        $  25,820          25,820
     Collection of short-term financial instruments                      122,144         159,461          145,839         220,686
     Collection of long-term financial instruments                             -               -           34,922          34,922
     Redemption of short-term loans                                        1,695           2,215              227             455
     Redemption of long-term loans                                            51             857              599             946
     Disposal of long-term investment securities                               -              61                1             526
     Refund of key-money deposits                                          7,817          14,828            3,250           7,082
     Proceeds from disposal of property and equipment                      2,352           3,941              531             979
     Acquisition of short-term financial instruments                     (80,479)       (144,288)        (113,067)       (254,128)
     Purchase of short-term investment securities                         (2,087)        (11,847)         (33,529)        (33,529)
     Payment of short-term loans                                            (130)           (308)            (104)           (246)
     Acquisition of long-term financial instruments                            -              (2)             (69)            (69)
     Acquisition of long-term investment securities                         (939)           (939)               -               -
     Payment of long-term loans                                             (634)         (1,251)            (570)         (1,009)
     Payment of key-money deposits                                            (9)           (503)          (1,559)         (3,573)
     Acquisition of property and equipment                               (42,631)        (84,801)         (59,363)       (113,503)
     Acquisition of intangibles                                           (2,763)         (6,457)            (937)        (10,254)
                                                                       ---------       ---------        ---------       ---------
   Net cash flows provided by (used in) investing activities              21,593         (45,316)           1,991        (124,895)
                                                                       ---------       ---------        ---------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from short-term borrowings                                  20,954         104,769           20,954          20,954
     Proceeds from long-term debt                                         27,659          61,185           31,162          31,162
     Proceed from issuance of debentures                                  66,808         218,769           83,486         345,962
     Proceeds from ABL                                                         -               -          167,631         167,631
     Proceeds from issuance of common stock                                    -               -                -          29,916
     Repayment of short-term borrowings                                        -               -          (46,098)        (46,098)
     Repayment of long-term debt and debentures                         (282,769)       (477,355)         (73,194)       (220,314)
     Repayment of ABL                                                    (21,556)        (43,034)         (22,597)        (22,597)
     Refund of long-term advances received                               (25,471)        (50,377)         (16,993)        (46,819)
                                                                       ---------       ---------        ---------       ---------
   Net cash flows provided by (used in) financing activities            (214,375)       (186,043)         144,351         259,797
                                                                       ---------       ---------        ---------       ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    (140,838)       (172,376)         135,789          59,687
                                                                       ---------       ---------        ---------       ---------
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                           201,897         233,435          154,002         230,104
                                                                       ---------       ---------        ---------       ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD                               $  61,059       $  61,059        $ 289,791       $ 289,791
                                                                       =========       =========        =========       =========


     4-1) Supplemental Disclosures of cash flow information


                                                                                              Korean Won
                                                                     ------------------------------------------------------------
                                                                                2003                      2002 (Not reviewed)
                                                                     ---------------------------     ----------------------------
                                                                     Three-month      Six-month      Three-month       Six-month
                                                                     -----------     -----------     --------------   -----------
                                                                                           (In millions)
 NON-CASH TRANSACTIONS:
    Transfer of long-term loans to current portion                    Won  1,717     Won  2,724       Won  5,188      Won  5,268
    Transfer of inventories to property and equipment                     12,458         23,713           17,979          34,739

    Transfer of machinery in transit to machinery                              -            468               16             225
    Transfer of construction-in-progress to property and
      equipment                                                           37,333         96,959           16,727          51,285

    Transfer of construction-in-progress to intangibles                        -              -                -          16,311

    Transfer of debentures to current portion                             21,875        110,580          281,850         473,750

    Transfer of long-term debt to current portion                         16,947         36,054           19,107          29,933
    Transfer of long-term obligation under capital leases to
      current portion                                                     41,952         50,875           11,106          21,505

    Transfer of ABL to current portion                                         -         25,902                -               -

    Transfer of long-term advances received to current portion                 -         32,510          159,970         189,684
    Recognition of loss on valuation of long-term investment
      securities as capital adjustments                                    1,937          2,539            4,667           7,019
    Transfer of provision for severance indemnities to
      construction-in-progress                                               388            752                -               -





                                                                                   Translation into U.S. Dollars (Note 2)
                                                                     ------------------------------------------------------------
                                                                                2003                      2002 (Not reviewed)
                                                                     ---------------------------     ----------------------------
                                                                     Three-month      Six-month      Three-month       Six-month
                                                                     -----------     -----------     --------------   -----------
                                                                                           (In thousands)
NON-CASH TRANSACTIONS:
    Transfer of long-term loans to current portion                   $  1,439        $  2,283         $   4,348       $   4,415
    Transfer of inventories to property and equipment                  10,442          19,875            15,069          29,117
    Transfer of machinery in transit to machinery                           -             392                13             189
    Transfer of construction-in-progress to property and
      equipment                                                        31,291          81,266            14,020          42,985
    Transfer of construction-in-progress to intangibles                     -               -                 -          13,671
    Transfer of debentures to current portion                          18,335          92,683           236,233         397,075
    Transfer of long-term debt to current portion                      14,204          30,219            16,015          25,088
    Transfer of long-term obligation under capital leases to
      current portion                                                  35,162          42,641             9,309          18,024
    Transfer of ABL to current portion                                      -          21,710                 -               -
    Transfer of long-term advances received to current portion              -          27,248           134,079         158,984
    Recognition of loss on valuation of long-term investment
      securities as capital adjustments                                 1,624           2,128             3,912           5,883
    Transfer of provision for severance indemnities to
      construction-in-progress                                            325             630                 -               -


     5)   Notes to Financial Statements

We have reviewed the accompanying non-consolidated balance sheet of Hanaro Telecom, Inc. (the "Company") as of June 30, 2003, and the related non-consolidated statements of operations for the three-month and six-month periods ended June 30, 2003 and for the six-month period ended June 30, 2002, and the related non-consolidated statements of cash flows for the three-month and six-month periods ended June 30, 2003, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

The accompanying non-consolidated statement of operations for the three-month period ended June 30, 2002 and non-consolidated statements of cash flows for the three-month and six-month periods ended June 30, 2002, which are presented for comparative purposes, were not audited nor reviewed by us and, accordingly, we do not express an opinion or any other form of assurance on them.

We conducted our review in accordance with standards for review of interim financial statements as established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review of interim financial statements consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with financial accounting standards in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2002, and the related non-consolidated statements of operations, disposition of deficit and cash flows for the year then ended (not presented herein); and in our report dated February 7, 2003, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2002 is fairly stated, in all material respects, in relation to the non-consolidated balance sheet from which it has been derived.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2.

As explained in Note 2, the Company prepared its financial statements in accordance with the Statements of Korea Accounting Standards ("SKAS"), which is effective for the period starting from January 1, 2003. The revised accounting standards include SKAS No.2 - "Interim Financial Reporting", No.3 - "Intangible Assets", No.4 - "Revenue Recognition", No.5 - "Tangible Assets", No.6 - "Events Occurring After Balance Sheet Dates", No.7 - "Capitalization of Financing Costs", No.8 - "Marketable Securities", No.9 - "Convertible Securities" and No.10 - "Inventories". The comparative financial statements were restated applying the above accounting standards.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.


1.   GENERAL:

Hanaro Telecom, Inc. ("the Company") was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea ("Korea"). The Company was formed following its selection by the Ministry of Information and Communication ("MIC") on June 13, 1997 as the second carrier to provide local telephony services in Korea. The Company commenced providing local call and high-speed data access, including internet and multimedia access, on April 1, 1999 in the cities of Seoul, Busan, Ulsan and Incheon.

On November 11, 1998, the Company was listed on the Korea Securities Dealers Automated Quotation System ("KOSDAQ"). The Company issued American Depository Receipts ("ADRs") on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

On December 12, 2002, the Company received a license to provide domestic long distance calls and international calls from the MIC.

The Company's headquarters is located in Seoch-Gu, Seoul and has 10 domestic branches. The Company has invested in the following companies in order to facilitate and strengthen its services: Hanaro Telecom America, Inc., Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information, Inc. and Dreamline Corporation.

In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


     A.   Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The U.S. dollar amounts presented in these financial statements were computed by translating the Korean won into U.S. dollars based on the Korea Exchange Bank Basic Rate of Won 1,193.1 to US $1.00 at June 30, 2003, solely for the convenience of the reader. These convenience translations into U.S. dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:


      B.  Adoption of Newly Effective Statements of Korea Accounting Standards

The Company prepared its financial statements in accordance with the Statements of Korea Accounting Standards ("SKAS"), which is effective for the period starting from January 1, 2003. The revised accounting standards include SKAS No.2 - "Interim Financial Reporting", No.3 - "Intangible Assets", No.4 - "Revenue Recognition", No.5 - "Tangible Assets", No.6 - "Events Occurring After Balance Sheet Dates",

No.7 - "Capitalization of Financing Costs", No.8 - "Marketable Securities", No.9
- "Convertible Securities" and No.10 - "Inventories". The comparative financial statements were restated applying the above accounting standards.


      C.  Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.


     D.   Cash and Cash Equivalents

Cash and cash equivalents are bank deposits, securities and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.


     E.   Short-term financial instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid debt securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.


     F.   Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated loss on uncollectible of individual accounts and historical bad debt experience.

Changes in allowance for doubtful accounts of trade receivables and accounts receivables-other for the period ended June 30, 2003 are as follows (won in millions):

                                      Amount
                                    ----------
 Beginning of period                Won 16,416
 Provision                               9,849
 Write-offs                               (219)
                                    ----------
 End of period                      Won 26,046
                                    ==========

     G.   Inventories

Inventories consist primarily of personal computers, modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.


     H.   Investment Securities Other than those Accounted for
          Using the Equity Method

(1)  Classification of Securities

At acquisition, the Company classifies securities into one of the three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from balance sheet date, which are classified as short-term investment securities.

(2) Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refers to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries.

Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities' original effective interest rate. For available-for-sale debt or equity security, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value in recorded in current operations, up to the amount of the previously recognized impairment loss, while security stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3)  Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity's intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as capital adjustments. Whereas, in case available-for-sale security is reclassified into held-to-maturity security, the difference is recorded as capital adjustments and amortized using effective interest rate method for the remaining periods.

Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustment.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                       Estimated useful lives
                                                     --------------------------
Buildings, building facilities and structures                  50 years
Machinery                                                       8 years
Vehicles and other                                            5~8 years

Capitalization of Financing Costs

Interest expense, discount and other financial charges, including certain foreign exchange translation gains and losses on borrowings associated with the manufacture, purchase, or construction of property and equipment, incurred prior to the completion of the acquisition, are capitalized until the year ended December 31, 2002, and are no longer capitalized from January 1, 2003 in compliance with SKAS No. 7. The amount of capitalized interest for six-month period ended June 30, 2002 was Won 1,789 million.

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

                                                   Estimated Useful Lives
                                                   ----------------------
          Goodwill                                        5 years
          Intellectual proprietary rights              5-20 years
          Cable line usage rights                        20 years
          Land rights                                    20 years
          Development costs                               1 year

Convertible Bonds and Bonds with Warrants

The proceeds from issuance of debt securities with detachable warrants shall be allocated between the warrants and the debt securities based on their relative fair values at time of issuance. For debt securities with non-detachable warrants, the warrants are recorded as the difference between the issuance amount of debt securities with non-detachable warrants and the reference amount of debt securities without warrants in similar market. In accordance with SKAS No.9, the Company did not adjust retroactively the amount of detachable warrants on bonds issued before December 31, 2002. Interest expense on convertible bonds and bonds with warrants is recognized using the effective interest rate, which equalizes the issued amount of bonds to the present value of the future cash outflow of the bonds. Accordingly, the differences between accrued interest and interest paid are presented as an addition to the nominal value of the bonds as a long-term accrued interest account.

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to Won 22,735 million as of June 30, 2003.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of Won 207 million as of June 30, 2003 are presented as deduction from accrued severance indemnities. Since April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the period ended June 30, 2003 are as follows (won in millions):

                                    Amount
                                  ----------
     Beginning of period          Won 22,341
     Severance payments               (6,495)
                                  ----------
                                      15,846
     Provision                         6,889
                                  ----------
     End of period                Won 22,735
                                  ==========

Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by the Korea Exchange Bank, which was Won 1,193.10 to US $1.00 at June 30, 2003.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date (see Note 22).


Stock Compensation Expense

The Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (using the "the minimum value method"). The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account, and the par value of the new shares issued, is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 20).

Net Loss Per Common Share

Net loss per common share is computed by dividing net loss, by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the three-month and six-month periods ended June 30, 2003 were 279,323 thousand shares and for the three-month and six-month periods ended June 30, 2002 were 279,323 thousand shares and 272,318 thousand shares, respectively.

Net loss for common stock for the three-month and six-month periods ended June 30, 2003 and 2002 are computed as follows (won in millions):

                                                  2003                                    2002
                                    -------------------------------       ----------------------------------
                                                                            Three-month
                                    Three-month          Six-month        (Not reviewed)          Six-month
                                    -----------          ----------       --------------         -----------
Net loss                            Won 13,606           Won 67,409           Won 33,306          Won 82,021
Dividend for preferred stock                 -                    -                    -                   -
                                    ----------           ----------           ----------          ----------
Net loss for common stock           Won 13,606           Won 67,409           Won 33,306          Won 82,021
                                    ==========           ==========           ==========          ==========

Comparative Presentation

Certain amounts of prior year's financial statements are reclassified to conform to the current year's presentation. This reclassification does not affect the net loss and net assets of the prior period.


3.   CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of June 30, 2003 are as follows (won in millions):

                                               Interest rate
                                           per annum (%) in 2003                 Amount
                                           ---------------------               ----------
Cash on hand                                        -                          Won      5
Passbook accounts                                  1.0                                908
Time deposits                                      4.0                              3,000
Money market fund                                4.2 ~ 4.8                         26,303
Money market deposit account                       3.5                             30,040
Commercial paper                                   3.4                             12,593
                                                                               ----------
                                                                               Won 72,849
                                                                               ==========


4.  SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

Short-term financial instruments as of June 30, 2003 are as follows (won in millions):

                                               Interest rate
                                               per annum (%)               Amount
                                               -------------             -----------
Time deposits                                   4.0 ~ 5.2                Won 106,620
Repurchase agreements                           4.3 ~ 4.65                     7,000
                                                                         -----------
                                                                         Won 113,620
                                                                         ===========

Long-term financial instruments as of June 30, 2003 are as follows (won in millions):

                                               Interest rate
                                         per annum (%) in 2003     Amount
                                         ---------------------     ------
Deposits for checking accounts                      -               Won 7

5.   RESTRICTED DEPOSITS:

As of June 30, 2003, the following deposits are subject to withdrawal restriction for guarantee for borrowings, checking accounts, severance payment and other reasons (won in millions).

                                                     Amount
                                                --------------
Short-term financial instruments                   Won 113,120
Long-term financial instruments                              7
                                                   -----------
                                                   Won 113,127
                                                   ===========

6.   SHORT-TERM INVESTMENT SECURITIES:

Short-term investment securities as of June 30, 2003 are as follows (won in millions):

                                             Amount
                               --------------------------------
                               Acquisition cost      Book value
                               ----------------      ----------
Trading securities:
    Beneficiary certificates      Won   300           Won   300
    MMF                               2,358               2,367
                                  ---------           ---------
                                      2,658               2,667
                                  ---------           ---------
Held-to-maturity securities:
    Convertible bonds                   240                 240
    CBO                               1,720                 691
                                  ---------           ---------
                                      1,960                 931
                                  ---------           ---------
                                  Won 4,418           Won 3,598
                                  =========           =========


7.  LONG-TERM INVESTMENT SECURITIES:

(1) Long-term investment securities as of June 30, 2003 consist of the following (won in millions):

                                                                  Ownership
                                                               percentage (%)          Amount
                                                               --------------        ---------
Available-for-sale securities:
   Listed equity securities:
     LG Telecom, Ltd.                                               0.37             Won  4,246
     IMRI Co., Ltd.                                                 0.63                     49
     Net secure Technology, Inc.                                    2.35                    235
     C.C.S., Inc.                                                   6.37                  2,115
                                                                                         ------
                                                                                          6,645
                                                                                         ------

                                                                  Ownership
                                                               percentage (%)          Amount
                                                               --------------        ---------

   Investments in affiliates (unlisted equity securities):
     Hanaro Telecom & Internet Information, Inc.                    99.99               1,900
     Hanaro Web(n) TV                                               90.91              17,309
     Hanaro Telecom Asia, Inc.                                     100.00                  23
     Others                                                                               500
                                                                                       ------
                                                                                       19,732
                                                                                       ======

                                                                  Ownership
                                                               percentage (%)          Amount
                                                               --------------        ----------
   Other non-listed equity securities:
     Korea Information Assurance, Inc.                              0.47              Won   100
     Media Valley, Inc.                                            13.14                    256
     CCR Inc.                                                       2.08                  1,780
     Dauinternet, Inc.                                              0.71                  1,100
     Others                                                                               3,498
                                                                                      ---------
                                                                                          6,734
                                                                                      ---------
   Investments in funds:
     Engineering Benevolent Association                             0.03                     14
     KDBC Hanaro Interventure Fund                                 31.00                  3,100
                                                                                      ---------
                                                                                          3,114
                                                                                      ---------
                                                                                         36,225
                                                                                      ---------
Held-to-maturity securities:
   Investments in funds:
     Hana Pream Limited Co.                                         5.00                       1
     Hanafos Securitization Specialty Co., Ltd.                     2.00                       -
                                                                                      ----------
                                                                                               1
                                                                                      ----------
   Debt securities:
     Hanafos Securitization Specialty Co., Ltd.                                            9,000
     Best Pool Securitization Specialty Co., Ltd.                                             99
     New KB STAR Guarantee ABS Specialty Co., Ltd.                                         1,120
                                                                                      ----------
                                                                                          10,219
                                                                                      ----------
                                                                                          10,220
                                                                                      ----------
                                                                                      Won 46,445
                                                                                      ==========


(2) Listed equity securities as of June 30, 2003 are as follows (won in millions):

                                                   Amount
                                   -----------------------------------
                                   Acquisition cost         Fair value
                                   ----------------         ----------
LG Telecom Co., Ltd.                 Won  5,396              Won 4,246
Netsecure Technology, Inc.                1,399                    235
IMRI Co., Ltd.                              800                     49
C.C.S., Inc.                              4,500                  2,115
                                     ----------              ---------
                                     Won 12,095              Won 6,645
                                     ==========              =========

(3) Investments in affiliates as of June 30, 2003 are as follows (won in millions):

                                                                  Amount
                                          -------------------------------------------------------
                                          Acquisition cost    Net asset value        Book value
                                          ----------------    ---------------       -------------
Hanaro Telephone & Internet
  Information, Inc.                          Won  1,900          Won   525           Won  1,900
Hanaro Web(n) TV                                 17,309              5,267               17,309
M-commerce Co., Ltd.                              4,585                  -                    -
Hanaro Telecom America, Inc.                         23                538                   23
Others                                            1,940                340                  500
                                             ----------          ---------           ----------
                                             Won 25,757          Won 7,030           Won 19,732
                                             ==========          =========           ==========


In accordance with Interpretation 42-59 of the Financial Accounting Standards, the Company did not apply the equity method of accounting for the above investments in affiliates since the total assets of the individual invested company were less than Won7,000 million as of the prior year end.


(4) Other non-listed equity securities as of June 30, 2003 are as follows (won in millions):

                                                                    Amount
                                          -------------------------------------------------------
                                          Acquisition cost       Net asset value       Book Value
                                          ----------------       ---------------       ----------
Korea Information Assurance Inc.            Won    100             Won    85           Won   100
Media Valley Inc.                                  900                   424                 256
Gameventure, Inc.                                1,780                   503               1,780
Dauinternet, Inc.                                1,100                    31               1,100
Others                                           6,356                 1,919               3,498
                                            ----------             ---------           ---------
                                            Won 10,236             Won 2,962           Won 6,734
                                            ==========             =========           =========

Other non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss charged to current operations.

(5)  Debt securities as of June 30, 2003 are as follows (won in millions):

                                                                         Amount
                                                            -----------------------------------
                                                            Acquisition cost         Book value
                                                            ----------------        -----------
Subordinate debt investments:
  Best Pool Securitization Specialty Co., Ltd.                Won    450            Won     99
  Hanafos Securitization Specialty Co., Ltd.                       9,000                 9,000
  New KB STAR Guarantee ABS Specialty Co., Ltd.                    1,120                 1,120
                                                              ----------            ----------
                                                              Won 10,570            Won 10,219
                                                              ==========            ==========

8.   INVESTMENT SECURITIES USING THE EQUITY METHOD:

(1) Investment securities using the equity method as of June 30, 2003 are as follows (won in millions):

                                              Ownership
                                            Percentage (%)      Book value
                                            --------------      ----------
Dreamline Co.                                   32.18           Won 32,780
Hanaro Realty Development &
   Management Co., Ltd.                         99.99                3,198
                                                                ----------
                                                                Won 35,978
                                                                ==========

(2) Gain (loss) on valuation of equity securities for the three-month and six-month periods ended June 30, 2003 is as follows (won in millions):

                                                                                       Gain(Loss)
                                                                               ---------------------------
                               Acquisition      Net asset       Beginning
                                   Cost           Value         of period      Three-month      Six-month     Book value
                               -----------      ----------      ----------     -----------      ----------    -----------
Dreamline Co.                   Won 39,530      Won 57,046      Won 40,796      Won (5,503)     Won (8,016)    Won 32,780
Hanaro Realty Development &
   Management Co., Ltd.              2,500           3,198           2,500             337             698          3,198
                                ----------      ----------      ----------      ----------      ----------     ----------
                                Won 42,030      Won 60,244      Won 43,296      Won (5,166)     Won (7,318)    Won 35,978
                                ==========      ==========      ==========      ==========      ==========     ==========


(3) Changes in the difference between acquisition cost and net asset value at time of acquisition for the three-month and six-month periods ended June 30, 2003 are as follows (won in millions):

                                                            Recognition
                                                    --------------------------
                           Beginning of period      Three-month      Six-month      End of period
                           -------------------      -----------      ---------      -------------
     Dreamline Co.              Won 26,844           Won 1,882       Won 2,578       Won 24,266

9.    LOANS TO EMPLOYEES:

Short-term and long-term loans to employees as of June 30, 2003 are as follows (won in millions):

                                               Interest                Amount
                                              per annum      --------------------------
                                                 (%)         Short-term       Long-term
                                              ---------      ----------       ----------
Loans to employees for share ownership            -           Won     -       Won 14,746
Loans to employees for housing                   2.0              1,304            7,681
Other                                             -                 107               53
   Less: discount on present value                                  (35)          (2,987)
                                                              ---------       ----------
                                                              Won 1,376       Won 19,493
                                                              =========       ==========

10.  PREPAID EXPENSES:

The acquisition cost of personal computers, which are related to the Company's PC-PLUS I and II programs, are recorded as prepaid expenses at the time of sales and recognized as expense over the three-year term of the agreement. In relation to this, Won 89 million are recorded as prepaid expenses as of June 30, 2003.

11.  PROPERTY AND EQUIPMENT:

Changes in property and equipment for the six-month period ended June 30, 2003 are as follows (won in millions):

                                                                            Amount
                                          -------------------------------------------------------------------------
                                          Beginning of
                                             period              Increase            Decrease         End of period
                                          -------------        ------------        ------------       -------------
Land                                      Won   154,879        Won      278        Won       70       Won   155,087
Buildings                                       250,999              49,517                 163             300,353
Structures                                          192                   -                   -                 192
Machinery                                     3,061,887             216,375               5,359           3,272,903
Vehicles                                            545                   -                 201                 344
Other                                            40,492               1,394                 544              41,342
Construction in progress                         83,932              38,921              96,959              25,894
Machinery in transit                                460                  69                 468                  61
                                          -------------        ------------        ------------       -------------
                                              3,593,386             306,554             103,764           3,796,176
                                          -------------        ------------        ------------       -------------

Less: Accumulated depreciation
    Buildings                                    16,022               3,226                   9              19,239
    Structures                                       12                   2                   -                  14
    Machinery                                   862,974             196,920               1,122           1,058,772
    Vehicles                                        249                  30                 127                 152
    Other                                        18,600               3,025                 226             121,399
                                          -------------        ------------        ------------       -------------
                                                897,857             203,203               1,484           1,099,576
                                          -------------        ------------        ------------       -------------
                                          Won 2,695,529                                               Won 2,696,600
                                          =============                                               =============

Depreciable assets are insured for fire and other casualty losses up to Won 1,962,541 million as of June 30, 2003.

The market value of the Company's land based on the official price of land (published by Ministry of Construction and Traffic) is Won 137,980 million as of June 30, 2003.

12.  INTANGIBLES:

(1) Changes in intangibles for the six-month period ended June 30, 2003 are as follows (won in millions):

                                      Beginning of period     Acquisition        Amortization       End of period
                                      -------------------    --------------      ------------       -------------
Goodwill                                 Won    682             Won     -          Won   212          Won    470
Intellectual proprietary rights                  16                     -                  4                  12
Cable line usage rights                      39,746                 5,863              1,154              44,455
Development costs                               999                 1,841                662               2,178
Land rights                                      70                     -                  2                  68
                                         ----------             ---------          ---------          ----------
                                         Won 41,513             Won 7,704          Won 2,034          Won 47,183
                                         ==========             =========          =========          ==========

(2) Won 2,718 million of ordinary research and development costs were charged to expense as incurred for the six-month period ended June 30, 2003.

13.  LEASES:

(1) The Company has operating lease agreements for the rights to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments and automobiles with some Metropolitan Subway Corp., Powercomm Corp., Dacom Corp. and AVIS RENT A CAR Co. The payment schedule for the operating leases is as follows (won in millions):

                           Underground
                         Facilities and
     Year                 Leased lines             Automobiles          Total
----------------         --------------            -----------       ----------
  2003.7~2004.6           Won 21,802              Won    662        Won 22,464
  2004.7~2005.6               17,235                     490            17,725
  2005.7~2006.6               16,886                     329            17,215
                          ----------              ----------        ----------
                          Won 55,923              Won  1,481        Won 57,404
                          ==========              ==========        ==========


(2) The Company also has capital lease agreements with Korea Hewlett Packard Co., LG Card Services Corp., Samsung Card Co., Ltd., Shinhan Capital Co., Ltd., Yonhap Capital Co., Ltd. and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of June 30, 2003, the acquisition cost of machinery and equipment under capital leases was Won 178,936 million and depreciation expense related to the these capital leases for the six-month period ended June 30, 2003 amounts to Won 8,185 million.

     The future annual payments under these capital lease agreements as of June 30, 2003 are as follows (won in millions and dollar in thousands):

                                       Principal                                  Interest
                         ---------------------------------------   --------------------------------------
                                                         Won                                       Won            Total
         Year            Korean won    US dollars    equivalent    Korean won    US dollars    equivalent     lease payment
                         ----------    ----------    -----------   ----------    ----------    ----------     -------------
    2003.7~2004.6        Won  57,474    $ 4,165      Won   4,970   Won  7,119      $ 306       Won    365      Won  69,928
    2004.7~2005.6             47,374        820              978        3,044         27               32           51,428
    2005.7~2006.6             17,815          -                -          633          -                -           18,448
    2006.7~2007.6              1,483          -                -           38          -                -            1,521
                         -----------    -------      -----------   ----------      -----       ----------      -----------
                         Won 124,146    $ 4,985            5,948   Won 10,834      $ 333              397      Won 141,325
                         ===========    =======                    ==========      =====                       ===========
                                                         124,146                                   10,834
                                                     -----------                               ----------
                                                         130,094                               Won 11,231
                                                                                               ==========
                       Less: Current portion             (62,444)
                                                     -----------
                                                     Won  67,650
                                                     ===========


14.  SHORT-TERM BORROWINGS:

Short-term borrowings as of June 30, 2003 are as follows (won in millions):

                                          Interest rate per annum (%)            Amount
                                          ---------------------------         -----------
General loans                                   6.80 ~ 7.40                   Won  55,000
Issuance of commercial paper                       5.43                           100,000
                                                                              -----------
                                                                              Won 155,000
                                                                              ===========

15.  LONG-TERM DEBT AND DEBENTURES:


(1) Long-term debt in local currency as of June 30, 2003 is as follows (won in millions):

                                                   Interest rate
                                                     per annum
                                                        (%)             Amount
                                                   --------------     -----------
Information promotion fund                           4.83~7.25        Won 200,941
General loans                                        6.99~8.41             62,000
Less: Current portion                                                     (56,642)
                                                                      -----------
                                                                      Won 206,299
                                                                      ===========


(2)  Debentures as of June 30, 2003 are as follows (won in millions):

                      Interest rate
                       per annum (%)             Due             Amount
                      --------------          ---------      -------------
        2nd                7.35               2000~2005            175,000
        15th               7.84               2001~2004             15,000
       17-1st              6.00               2002~2004             60,000
       17-2nd              6.00               2002~2004             40,000
        18th               8.00               2002~2007            119,310
       19-1st              6.00               2002~2004             80,000
       19-2nd              6.00               2002~2005             20,000

                      Interest rate
                       per annum (%)             Due             Amount
                      --------------          ---------      -------------

        20th               6.41               2002~2005            100,000
        21st               6.00               2002~2005            170,000
        23rd               6.00               2003~2006            190,000
        24th               8.59               2003~2005             16,000
        25th               8.90               2003~2008             65,000
                                                             -------------
                                                                 1,050,310
      Less: Current portion                                       (266,810)
                Discount on present value                          (24,294)
                                                             -------------
                                                             Won   759,206
                                                             =============

(3) On February 26, 2002, the Company issued bonds with stock warrants ("18th debenture") with a zero coupon interest rate and a guaranteed interest rate on maturity of 8.0% for the purpose of early repayment of the 13th bonds with stock warrants. The warrants on the bonds with stock warrants is 15% or US$ 15,000 thousands and may be exercised from May 26, 2002 to January 26, 2007. The exercise price is Won 5,000 at an exchange rate of Won 1,321.20 to US$1.00 and the exercise price is scheduled to change quarterly based on the market price of the related stock.

     The above bonds with stock warrants have a right to require early repayment on August 26, 2003 at 112.2% of the principal of the bonds with stock warrants. The Company recorded Won 13,199 million of accrued interest for possible early repayment as a current liability.

     As of June 30, 2003, US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised.

(4) The Company early repaid Won 20,000 million of 1st debentures and recorded Won 308 million of loss on early redemption of debt.

(5) The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 13) as of June 30, 2003 is as follows (won in millions and dollar in thousands):

       Year                 Debentures        Long-term debt           Total
 -----------------        -------------       --------------       -------------
 2003.7 ~ 2004.6          Won   266,810         Won  56,642        Won   323,452
 2004.7 ~ 2005.6                374,750              72,296              447,046
 2005.7 ~ 2006.6                376,250              96,567              472,817
 2006.7 ~ 2007.6                 16,250              29,186               45,436
 2007.7 ~ 2008.6                 16,250               8,250               24,500
                          -------------         -----------        -------------
                          Won 1,050,310         Won 262,941        Won 1,313,251
                          =============         ===========        =============

(6) A substantial portion of property and equipment is pledged as collateral for various borrowings up to Won 720,476 million as of March 31, 2003.

(7) According to the covenants, debentures of 17-1st, 17-2nd, 19-1st, 19-2nd, 20th, 21st and 23rd require the Company to keep the debt ratio (total liabilities/total assets) lower than 250 percent ~ 300 percent and the Company should not dispose its properties and equipments of more than the amount of Won 750 billion ~ Won 1,000 billion in each fiscal year.

16.  ADVANCES RECEIVED:

In October 2001, the Company transferred the beneficiary certificates of Won 309,000 million for the trust amount of Won 341,000 million issued by a trustee bank to Hanafos Securitization Speciality Co., Ltd. ("Hanafos") in exchange for the right to receive certain of the Company's future trade receivables, which are expected to be incurred from October 2001 to April 2004. Hanafos then issued Asset Backed Securities (ABS) amounting to Won 309,000 million on October 31, 2001, of which a subordinate debt investment of Won 9,000 million was purchased by the Company and Won 300,000 million was purchased by third party investors. The proceeds of Won 300,000 million from the issuance of ABS by Hanafos were remitted to the Company. In relation to the issuance of ABS, the balance of advances received (current) as of June 30, 2003 amounts to Won 95,378 million, and Won 2,610 million and Won 5,896 million were recorded as loss on disposal of trade receivables for the three-month and six-month periods ended June 30, 2003.

17. ASSET BACKED LOANS (ABL)

On April 18, 2002, the Company transferred the beneficiary certificates of Won 207,000 million for the trust amount of Won 226,800 million issued by Kookmin Bank to Hana Dream Limited Co.("Hanadream") in exchange for the right to receive certain amount of the Company's future trade receivables, which are expected to be incurred from April 2002 to April 2004. Hanadream issued Asset Backed Loans
(ABL) amounting to Won 207,000 million on April 25, 2002, of which the subordinate loan of Won 7,000 million was loaned by the Company and Won 200,000 million was loaned by the banks. The proceeds of Won 200,000 million were remitted to the Company. In relation to the issuance of ABL, the Company recognizes the difference amount between the trade receivables and the reduced long-term debt as interest expense on ABL. The balance of current portion of ABL as of June 30, 2003 amounts to Won 77,420 million, and Won 2,182 million and Won 4,956 million were recorded as interest expense on ABL for the three-month and six-month periods ended June 30, 2003.

18.  DERIVATIVES:

(1)  Swap Contract

With reference to the Company's issuance of the 20th debenture, which is Floating Rate Note ("FRN"), on April 16, 2002, the Company entered into a swap contract (fixed interest rate) with Industrial Bank of

Korea to hedge the risk of floating interest rates for the FRN. In relation to the valuation of this swap contract, the Company recorded Won 6,010 million of valuation loss as a capital adjustment as of June 30, 2003.

(2)  Forward Exchange Contract

On July 3, 2001, the Company entered into a foreign currency forward contract with Woori Bank to hedge the exposure to changes in the foreign currency exchange rate, in case of early repayment of bonds with stock warrants denominated in foreign currency. The Company recorded Won 343 million of gain on forward exchange transaction due to the expiration of forward exchange contract for the six-month period ended June 30, 2003.

19.  SHAREHOLDERS' EQUITY:

(1)  Capital Stock

The Company has authorized 480,328,800 shares of Won 5,000 par value, of which 279,322,680 shares have been issued as of June 30, 2003.

(2) The changes in shareholders' equity for the six-month period ended June 30, 2003 are as follows (won in millions):

                                                                                      Amount
                                                    --------------------------------------------------------------------------
                                                                   Paid-in capital
                                     Number of        Common        in excess of                      Capital
                                      shares           stock          par value        Deficits     adjustments      Total
                                   ------------    -------------   ---------------  ------------   ------------   ------------
Beginning of period                279,322,680     Won 1,396,613    Won 692,815     Won (709,237)   Won (5,521)   Won 1,374,670
Net loss                                     -                 -              -          (67,409)            -          (67,409)
Loss on valuation of interest
swap                                         -                 -              -                -          (377)            (377)
Gain on valuation of short-
term investments                             -                 -              -                -           871              871
Loss on valuation of long-
term investment securities                   -                 -              -                -        (2,490)          (2,490)
Stock options                                -                 -              -                -           687              687
                                   -----------     -------------    -----------     ------------    ----------    -------------
End of period                      279,322,680     Won 1,396,613    Won 692,815     Won (776,646)   Won (6,830)   Won 1,305,952
                                   ===========     =============    ===========     ============    ==========    =============

20.  STOCK OPTION PLAN:

The Company entered into stock option agreements with the Ex-Chief Executive Officer, senior managers and employees of the Company. The details of the stock options granted as of June 30, 2003 are as follows (won in millions):

                                          Number of        Exercise
  Grant date           Employee            shares        price/share          Methods              Exercise period
---------------    ------------------    -----------    --------------   ------------------    ------------------------
  1999.3.1         Ex-CEO                    50,000        Won  5,630    New stock issue       2002.3.1~2007.2.28
  1999.10.1        Senior managers          120,000            19,910    New stock issue       2002.10.10~2007.9.30
  2000.3.17        Senior managers        1,551,153            17,750    New stock issue       2003.3.18~2008.3.17
                   & employees

The Company values stock options granted based on the minimum value method (see
Note 2). Total compensation expense of Won 8,062 million was allocated over the vesting period, and the compensation expense charged to operations for the three-month and six-month periods ended June 30, 2003 are Won 344 million and Won 687 million, respectively.

In relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options due to downward movement of the stock price.

Had compensation cost for the Company's stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company's ordinary loss, net loss, ordinary loss per share and net loss per share would have been reduced as follows as of June 30, 2003 and 2002, respectively (won in millions, except per share amount):

                                              2003                             2002
                                  --------------------------     --------------------------------
                                                                   Three-month
                                  Three-month      Six-month     (Not reviewed)         Six-month
                                  -----------     ----------     --------------        ----------
Ordinary loss                     Won 13,973      Won 67,708       Won 33,880          Won 83,168
Net loss                          Won 13,973      Won 67,708       Won 33,880          Won 83,168

Ordinary loss per share           Won     50      Won    242       Won    121          Won    305
Net loss per share                Won     50      Won    242       Won    121          Won    305

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as Won 18,389 million.

21.  OPERATING EXPENSES:

Operating expenses for the three-month and six-month periods ended June 30, 2003 and 2002 are as follows (won in millions):

                                                                2003                              2002
                                                    ----------------------------     -----------------------------
                                                                                      Three-month
                                                    Three-month       Six-month      (Not reviewed)     Six-month
                                                    -----------      -----------     --------------    -----------
Salaries and wages                                  Won  15,209      Won  30,480      Won  14,096      Won  30,774
Provision for severance indemnities                       2,988            5,838            2,702            4,829
Employee benefit                                          3,519            7,478            4,931            8,447
Rent                                                      3,566           11,522            3,177            5,791
Depreciation and amortization                           104,481          204,858           95,036          188,600
Advertising                                               5,761           14,369           10,169           17,492
Ordinary research and development cost                    1,437            2,718              899            1,848
Bad debt                                                  6,044            9,849            1,594            2,507
Telecommunication equipment lease expenses               40,251           83,643           39,994           75,200
Utilities                                                 4,282            8,734            3,608            7,274
Maintenance                                              13,634           26,473           14,030           26,121
Selling expenses                                          1,657            6,143            8,808           16,529
Sales commissions                                        60,381          118,222           67,895          122,637
Interconnection charges                                  32,655           65,545           21,134           43,781
Commissions                                              24,426           52,502           21,968           42,726
Outsourcing services                                        853            1,959              608            1,502
Other                                                     5,281           11,558            5,708           10,722
                                                    -----------      -----------      -----------      -----------
                                                    Won 326,425      Won 661,891      Won 316,357      Won 606,780
                                                    ===========      ===========      ===========      ===========

22.  INCOME TAX AND DEFERRED INCOME TAXES:

Income Tax

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 29.7 percent in 2003 and 2002. For the six-month periods ended June 30, 2003 and 2002, the Company did not recognize income tax expense due to net loss.

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years' tax losses, tax credits and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes. Accumulated temporary differences as of June 30, 2003 and 2002 are as follows (won in millions):

                                                                               2003                     2002
                                                                            ----------               ----------
Accrued severance indemnities                                               Won 15,818               Won 11,310
Valuation loss (gain) on trading securities                                        (10)                   3,669
Impairment loss on investment securities                                        10,308                    7,826
Present value discount                                                           3,549                    4,728
Long-term interest payables                                                     13,199                    3,526

                                                                               2003                     2002
                                                                            ----------               ----------
Bad debt expense                                                                23,582                    6,885
Accrued income                                                                  (5,991)                  (5,023)
Loss (gain) on investment securities using the equity method                     6,052                   (1,055)
Others                                                                             211                     (289)
                                                                            ----------               ----------
                                                                                66,718                   31,577
Statutory tax rate (%)                                                            29.7                     29.7
                                                                            ----------               ----------
Deferred income tax assets                                                  Won 19,815               Won  9,378
                                                                            ==========               ==========

As of June 30, 2003 and 2002, the Company did not recognize deferred tax assets for temporary differences due to the uncertainty of future realization of the deferred tax benefits.


23.  RELATED PARTY TRANSACTIONS:

Significant transactions with subsidiaries for the three-month and six-month periods ended June 30, 2003 and 2002, and account balances with subsidiaries as of June 30, 2003 are as follows (won in millions):

                                            Three-month                    Six-month                Account balances
                                      ------------------------       -----------------------     ------------------------
                                                                                                 Key-money      Accounts
2003                                   Revenue       Expenses        Revenue       Expenses       deposits       payable
----                                  ---------     ----------       ---------    ----------     ----------     ----------
Hanaro Realty Development &
  Management Co., Ltd.                Won    18     Won  5,174       Won    38    Won 10,519      Won 1,413      Won 1,784
Hanaro Telephone & Internet
  Information, Inc.                           4          8,104               9        16,797              -          2,352
Hanaro Web(n) TV                             69          1,061              80         1,860            141             10
Dreamline Corporation                       902          1,676           1,983         4,239              9            370
Hanaro Telecom America, Inc.                  -          1,332               -         4,271              -          1,622
HanaroDream Inc.                          1,765          6,895           3,374        10,822          1,288          3,609
                                      ---------     ----------       ---------    ----------      ---------      ---------
                                      Won 2,758     Won 24,242       Won 5,484    Won 48,508      Won 2,851      Won 9,747
                                      =========     ==========       =========    ==========      =========      =========


                                            Three-month ( Not reviewed)                 Six-month
                                            ---------------------------       ----------------------------
2002                                        Revenue           Revenue          Expenses         Expenses
----                                        ---------        ----------        ---------       -----------
Hanaro Realty Development &
  Management Co., Ltd.                      Won    41        Won  3,268        Won    41       Won   6,366
Hanaro Telephone & Internet
  Information, Inc.                                 2             8,344                7            16,244
Hanaro Technologies, Inc.                           5             3,743                9             7,782
Hanaro Web(n) TV                                   35             1,661               36             3,166
Dreamline Corporation                             555               445            1,164               594
Hanaro Telecom America, Inc.                        -             3,296                -             5,576
Hanaro Dream In.                                2,100             7,548            2,100             7,548
                                            ---------        ----------        ---------        ----------
                                            Won 2,738        Won 28,305        Won 3,357        Won 47,276
                                            =========        ==========        =========        ==========

24.  COMMITMENTS AND CONTINGENCIES:

(1) As of June 30, 2003, the Company has provided 4 blank promissory notes as collateral to KDB Capital Corp., Samsung Card Co., Ltd. and LG Capital Corp. in connection with its borrowings, installment purchase of ADSL modems and lease agreements.

(2) As of June 30, 2003, the Company has been provided US$ 10,000 thousand of payment guarantees by the Korea Exchange Bank in connection with the issuance of letters of credit.

(3) As of June 30, 2003, the Company has overdraft agreements with Hanmi Bank with a maximum line of credit of Won 10,000 million.

25.  SEGMENT INFORMATION:

The Company's reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the different products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL), hybrid fiver coaxial (HFC) cable lines and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2.

Segment information for the three-month and six-month periods ended June 30, 2003 is as follows (won in millions):


                                                          Leased        Broadband
           Three-month                 Voice               Line          Service        Others           Total
--------------------------------     -----------        ----------    -------------   -----------     -------------
Revenue                              Won  62,676        Won  9,474    Won   246,223   Won  26,063     Won   344,436
Operating income (loss)                   (5,976)            5,393           31,158       (12,564)           18,011
Tangible and intangible assets           538,070            19,206        1,959,510       226,997         2,743,783
Depreciation and amortization             17,094               579           76,387        10,421           104,481

            Six-month
--------------------------------
Revenue                              Won 120,551        Won 18,643    Won   483,636    Won  50,719    Won   673,549
Operating income (loss)                  (19,219)            2,415           49,560        (21,098)          11,658
Tangible and intangible assets           538,070            19,206        1,959,510        226,997        2,743,783
Depreciation and amortization             32,625             3,743          148,265         20,225          204,858


Segment information for the three-month and six-month periods ended June 30, 2002 is as follows (won in millions):

                                                          Leased         Broadband
   Three-month (Not reviewed)          Voice               Line          Service              Others           Total
--------------------------------     -----------        ----------     --------------       -----------     -------------
Revenue                              Won  50,403        Won  6,873     Won     225,330      Won  25,368     Won   307,974
Operating income (loss)                  (20,380)            2,974              19,825          (10,802)           (8,383)
Tangible and intangible assets           479,826            11,692           2,126,218          124,672         2,742,408
Depreciation and amortization             26,909            (1,803)             63,752            6,178            95,036

            Six-month
--------------------------------
Revenue                              Won  98,149        Won 14,747      Won    423,886      Won  42,288      Won   579,070
Operating income (loss)                  (21,146)            5,939              (3,656)          (8,847)           (27,710)
Tangible and intangible assets           479,826            11,692           2,126,218          124,672          2,742,408
Depreciation and amortization             32,998               804             146,224            8,574            188,600

5.   Financials by service

                                                                                                  (Unit KRW thousand)
---------------------------------------------------------------------------------------------------------------------
                                                      1H 2003                    2002                      2001
---------------------------------------------------------------------------------------------------------------------
Local telephony
---------------------------------------------------------------------------------------------------------------------
1. Revenues                                          120,551,417               210,921,008               114,670,662
---------------------------------------------------------------------------------------------------------------------
   External                                          120,551,417               210,921,008               114,670,662
---------------------------------------------------------------------------------------------------------------------
   Internal                                                    -                         -                         -
---------------------------------------------------------------------------------------------------------------------
   Sub total                                         120,551,417               210,921,008               114,670,662
---------------------------------------------------------------------------------------------------------------------
2. Operating Profit                                 - 19,219,282              - 12,822,325              - 24,985,729
---------------------------------------------------------------------------------------------------------------------
3. Assets                                            538,069,746               161,177,827               295,534,048
---------------------------------------------------------------------------------------------------------------------
   (Depreciation costs)                              (32,625,080)              (46,969,497)              (35,023,705)
---------------------------------------------------------------------------------------------------------------------
   Leased Line
---------------------------------------------------------------------------------------------------------------------
1. Revenues                                           18,642,991                27,829,401                17,729,862
---------------------------------------------------------------------------------------------------------------------
   External                                           18,642,991                27,829,401                17,729,862
---------------------------------------------------------------------------------------------------------------------
   Internal                                                    -                         -                         -
---------------------------------------------------------------------------------------------------------------------
   Sub total                                          18,642,991                27,829,401                17,729,862
---------------------------------------------------------------------------------------------------------------------
2. Operating Profit                                    2,414,694                 - 665,026               - 4,557,525
---------------------------------------------------------------------------------------------------------------------
3. Assets                                             19,205,693                15,470,556               105,084,218
---------------------------------------------------------------------------------------------------------------------
   (Depreciation costs)                               (3,742,684)               (9,962,017)              (11,095,921)
---------------------------------------------------------------------------------------------------------------------
   Broadband
---------------------------------------------------------------------------------------------------------------------
1. Revenues                                          483,635,907               911,766,709               641,543,955
---------------------------------------------------------------------------------------------------------------------
   External                                          483,635,907               911,766,709               641,543,955
---------------------------------------------------------------------------------------------------------------------
   Internal                                                    -                         -                         -
---------------------------------------------------------------------------------------------------------------------
   Sub total                                         483,635,907               911,766,709               641,543,955
---------------------------------------------------------------------------------------------------------------------
2. Operating Profit                                   49,559,687                22,571,034             - 117,744,858
---------------------------------------------------------------------------------------------------------------------
3. Assets                                          1,959,510,160             2,398,953,347             2,197,995,884
---------------------------------------------------------------------------------------------------------------------
   (Depreciation costs)                             (148,264,603)             (297,313,607)             (263,508,590)
---------------------------------------------------------------------------------------------------------------------
   Others
---------------------------------------------------------------------------------------------------------------------
1. Revenues                                           50,718,990               103,342,173                51,504,129
---------------------------------------------------------------------------------------------------------------------
2. Operating profit                                 - 21,096,980               - 3,003,415              - 17,900,130
---------------------------------------------------------------------------------------------------------------------
3. Assets                                            226,997,696               161,440,234               135,870,468
---------------------------------------------------------------------------------------------------------------------

IV.  OPINION OF INDEPENDENT AUDITORS

1.   Opinion of Independent Auditors

     A)   Auditors

                  1H 2003                   1H 2002                   2002                    2001
          ------------------------      ---------------         ---------------         ---------------
          Deloitte Touche Tohmatsu      Arthur Anderson         Deloitte Touche         Arthur Anderson
                                                                    Tohmatsu

     B)   Summary of Review Process

          1. We conducted our review in accordance with standards for review of interim financial statements as established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

               1) Auditor's Opinion

                  Year                         Summarizing of Auditor's Opinion
              ----------    -----------------------------------------------------------------------------
                1H 2003     Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with financial accounting standards in the Republic of Korea
              -------------------------------------------------------------------------------------------
                1H 2002     Based on our review, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements for the six month period ended June 30, 2002 and 2001 are not presented fairly, in all material respects, in accordance with financial accounting standards in the Republic of Korea.
              -------------------------------------------------------------------------------------------
                2002        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of
                            December 31, 2002 and 2001, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea

              -------------------------------------------------------------------------------------------
                2001        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanaro Telecom, Inc. as of
                            December 31, 2001 and 2000, and the results of its operations, changes in its deficit and its cash flows for the years then ended in conformity with financial accounting standards in the Republic of Korea.
              -------------------------------------------------------------------------------------------

               2) Summary of Particular Situations

                 Year                               Particular Situations
               ---------    -----------------------------------------------------------------------------
                1H 2003     o    Accounting principles, auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, auditing standards and their application.
              -------------------------------------------------------------------------------------------
                1H 2002     o    Accounting principles, auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, auditing standards and their application.
              -------------------------------------------------------------------------------------------
                2002        o    Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
              -------------------------------------------------------------------------------------------
                2001        o    Accounting principles, auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures, auditing standards and their application
              -------------------------------------------------------------------------------------------


2.   Auditing Fees

     1)   Auditing fees to external auditors for the past 3 years

           Year                     Auditor                       Auditing Fee (KRW)     Total Hours of Service
           ----------------------------------------------------------------------------------------------------
          1H 2003       Anjin Co (Deloitte Touche Tohmatsu)           186,000,000                  184
          -----------------------------------------------------------------------------------------------------
          2002          Anjin Co (Deloitte Touche Tohmatsu)           200,000,000                  184
          -----------------------------------------------------------------------------------------------------
          2001          Anjin Co (Arthur Andersen)                    205,000,000                  160
          -----------------------------------------------------------------------------------------------------
          2000          Anjin Co (Arthur Andersen)                    110,000,000                  120
          -----------------------------------------------------------------------------------------------------

     2)   Contracts with auditors for services other than auditing


           Fiscal       Date of
            Year        Contract            Description                        Term         Fee (KRW)
           -------------------------------------------------------------------------------------------
           1H 2003       Jan. 1     Due-diligence                             3 weeks       65,000,000
          --------------------------------------------------------------------------------------------
           2002          Aug. 12    Financial plan to be submitted to         7 weeks       70,000,000
                                    the government
                         -----------------------------------------------------------------------------
                         Oct. 28    Modeling and evaluation of customer       8 weeks       90,000,000
                                    centers
          --------------------------------------------------------------------------------------------
           2001          Mar. 2     Auditing customer centers                 3 weeks       85,000,000
                         -----------------------------------------------------------------------------
                         Oct. 24    Auditing commission payment structure     3 days         1,000,000
                         -----------------------------------------------------------------------------
                         Nov. 18    Corporate restructuring                   6 weeks       60,100,000
          --------------------------------------------------------------------------------------------
           2000          Jan. 12    Financial due diligence on Chungbook      1 week         4,000,000
                                    Broadcasting
                         -----------------------------------------------------------------------------
                         Feb. 1     Financial due diligence on Kwangju        2 weeks       15,000,000
                                    CATV
                         -----------------------------------------------------------------------------
                         Feb. 1     Compensation and evaluation for           7 weeks       75,000,000
                                    customer center
                         -----------------------------------------------------------------------------
                         Jun. 21    Commission structure for marketing        8 weeks       60,000,000
                                    channel
          --------------------------------------------------------------------------------------------

V.   GOVERNANCE STRUCTURE AND STATUS OF AFFILIATES

                                           ----  Hanaro Realty Development &
                                                       Management Co.
                                                           99.99%

   LG Group       ----                     ----       Hanaro T&I, Inc.
    13.05%                                                 99.99%

 Samsung Group    ----                     ----   Hanaro Web (n)TV Co., Ltd.
     8.49%                                                 90.91%

   SK Group       ----   Hanaro Telecom,   ---- Hanaro Telecom America Co., Ltd
     5.50%                    Inc.                          100%

Daewoo Securities ----                     ----           Dreamline
     4.30%                                                 32.18%

  LG Insurance    ----                     ----           M-Commerce
     2.87%                                                 30.29%

                                           ----      Hanaro 800 Co. Ltd.
                                                           29.41%

                                           ----             KDMC
                                                           24.75%

                                           ----        Cispol Indonesia
                                                           21.14%

                                           ----        NAWANET Co. Ltd.
                                                           20.00%



   (As of June 9, 2003)                             (As of June 30, 2003)

The Company was formed by a consortium consisting of seven of Korea's largest conglomerates and telecommunications companies.

     As of June 30, 2003, our affiliated companies in which Hanaro owns more than 20% interest are Hanaro Realty Development & Management Co., Ltd., Hanaro T&I Inc., Hanaro Web(n)TV Co., Ltd., Hanaro Telecom America Inc., Dreamline Co., Ltd., M-commerce, Hanaro 800 Co., Ltd., KDMC, Cispol Indonesia, and NAWANET Co., Ltd. Effective July 24, 2003, KDMC is no longer the Company's affiliated company. Due to KDMC's rights issue the Company's position in KDMC decreased to 14.62% as of June 30, 2003.

     On January 30, 2003, Hanaro Telecom sold all its shares in Webforus Co.,
     Ltd.

1.   Governance Structure

     (1)  Board of Directors ("BOD")

          1)   Constitution of BOD

          (a)  Authority of BOD

               - The BOD shall make, by resolutions, decisions on important matters in the ordinary course of business of the Company

               -    Matters for which Board Resolutions are required;

                    o Annual business plans, budgets, and settlement of accounts;

                    o Call for a general meeting of shareholders and the agenda therefore;

                    o Enactment, amendment or repeal of important internal regulations;

                    o Establishment , removal or closing of branch or other offices of the Company;

                    o Borrowing money, except as otherwise provided for in separate regulations where the Representative Director & President is authorized to borrow money in an amount not exceeding a certain limit;

                    o    Election or removal of the Representative Director.

                    o    Issuance of new shares;

                    o    Acquisition or disposal of material assets;

                    o Institution of any important suit or settlement by compromise;

                    o Allowing directors to carry on any business in competition with the Company;

                    o Any other matters for which a resolution of Board of Directors is required by these Article of Incorporation;

                    o Formation of a sub-committee within the Board of Directors in accordance with the provisions of the Korean Commercial Code and the appointment and removal of such sub-committee members;

                    o    Any other important matters.

          (b) As of August 14, 2003, Hanaro Telecom had 3 directors nominated by our shareholders holding more than 5% of our common shares (Dacom, Samsung Electronics and SK Telecom) and 7 outside directors who were recommended by the BOD (Director from SK Telecom selected as an outside director.). Also, Mr.

               Chang-Bun Yoon was unanimously elected as the Company's new Chief Executive Officer/ Representative Director by the Board of Director immediately after the Company's Extraordinary Shareholders' Meeting held on August 5, 2003.

                 * Young-Woo Nam, Sung Kyou Park, Yong Hwan Kim, and Wung Hae Lee were re-appointed at the 2003 Annual General Meeting of Shareholders held on March 28, 2003 after the expiration of the term of their office. Sa Hyeon Seo and Sun Woo Kim were newly appointed at the Annual General Meeting. Yun-Sik Shin resigned at the Annual General Meeting.

          (c)  Status of Independent Outside Directors (as of August 14, 2003)

     Name                                      Experience
--------------------------------------------------------------------------------
Sung Kyou Park         The former Chairman and CEO of Daewoo Communications
--------------------------------------------------------------------------------
Yong Hwan Kim          A member of the Korean Bar and the New York State Bar.
--------------------------------------------------------------------------------
Wung Hae Lee           Vice President, Sungto Accounting Corporation
--------------------------------------------------------------------------------
Hang-Gu Bahk           President, Hyundai Syscomm
--------------------------------------------------------------------------------
Shin Bae Kim           Executive VP, Strategy Planning, SK Telecom
--------------------------------------------------------------------------------
Sun Woo Kim            Standing Director, Okedongmu Children in Korea
--------------------------------------------------------------------------------
Sa Hyeon Seo           Director, Korea Information Technology Research Institute
--------------------------------------------------------------------------------


          (d)  Descriptions on Management Liabilities Insurance

               - Insured: the Company and 56 directors and officers including non-standing directors and independent directors

               - Insurance company: LG Insurance Co., Ltd., Tongyang Insurance Co., Ltd., SDA Fire Insurance Co., Ltd.

               -    Period: Jan. 1, 2003 - Dec. 31, 2003

               -    Premium: KRW254.3 million (paid by the Company)

               - Insured Amount: KRW 5 billion (per each occurrence and for the whole year)

               -    Indemnity Ratio: 90%

          2)   Operation of BOD

          (a)  Provisions of Operation of BOD

               - Election of Chairman of BOD/Performance of the responsibilities of chairman of BOD if he or she is absent or unable to perform his or her responsibilities

               -    Acting President & CEO in the absence of President & CEO

               -    Election of standing directors

               -    Convening of Board of Directors

               -    Resolutions of Board of Directors

               -    Matters for which Board resolutions are required

         (b)   Convening of BOD and attendance of independent outside directors

                                                                                                     Number of
                                                                                                    independent
                                                                                Approved/        outside directors
                 Date                       Important Agenda                     Rejected            attended
           -------------------------------------------------------------------------------------------------------
                             |X|   Approval of 2001 Business Report
                             |X|   Approval of Financial Statements
                                   for 2001
                             |X|   Approval of Statements of
                                   Disposition of Deficits
                             |X|   Approval of 2003 Business Plan             Items 1-4 and
              2/6/2003       |X|   Approval of broadband business             Items 7-8             3 out of 5
                                   transfer                                   approved.
                             |X|   Approval of partial transfer of            Items 5-6 not
                                   trusteeship on Trustee Agreement for       reviewed.
                                   ABS issue
                             |X|   Appointment of member of outside
                                   director nomination committee
                             |X|   Approval to amend remuneration
                                   policy for directors
           -------------------------------------------------------------------------------------------------------
              2/17/2003      |X|   Approval for corporate bond issue          Approved              5 out of 5
           -------------------------------------------------------------------------------------------------------
                             |X|   Approval to call for and  to
                                   present agenda for the 6th
                                   shareholder's meeting
                             |X|   Approval of maximum amount for
              2/25/2003            transactions with the largest              Approved              5 out of 5
                                   shareholders and related parties
                             |X|   Cancellation of Stock Purchase
                                   Option Rights grant
           -------------------------------------------------------------------------------------------------------
                             |X|   To appoint the chairman of BOD
                                   members
                             |X|   To appoint the chairman                    Items 1, 3, and
              3/28/2003      |X|   To elect members of internal audit         4 approved            6 out of 7
                                   committee                                  Item 2 not
                             |X|   Approval of amendment to policy            reviewed
                                   for operation of BOD
           -------------------------------------------------------------------------------------------------------
                             |X|   Approval of amendment to policy
                                   for operation of BOD
                             |X|   Approval of enactment of policy
                                   for operation of Management Committee
                             |X|   Approval of establishment of               Items 1, 4, and
                                   Management Committee                       5 approved
                             |X|   Approval of enactment of policy            Item 2, 3, and
                                   for operation of Executive Committee       8 approved
              4/11/2003      |X|   Approval of establishment and              after revised         7 out of 7
                                   operation of Executive Committee           Item 6   not
                             |X|   Approval to call an extraordinary          reviewed
                                   shareholders meeting                       Item 7 partly
                             |X|   Approval of treatment of former            approved
                                   Representative Director and Chairman
                             |X|   Approval of monetary reward at
                                   retirement
           -------------------------------------------------------------------------------------------------------

                                                                                                     Number of
                                                                                                    independent
                                                                                Approved/        outside directors
                 Date                       Important Agenda                     Rejected            attended
           -------------------------------------------------------------------------------------------------------
                             |X|   Approval of amendment to policy
                                   for operation of BOD
                             |X|   Approval of enforcement of the
                                   Code of Ethics
                             |X|   Approval of amendment to policy
              5/9/2003             for operation of the Audit Committee       Approved              7 out of 7
                             |X|   Approval to call an extraordinary
                                   shareholders meeting
                             |X|   Approval of maximum amount of bond
                                   issue for 2Q03
           -------------------------------------------------------------------------------------------------------
              5/20/2003      |X|   Approval for 24th corporate bond           Approved
                                   issue in private placement
           -------------------------------------------------------------------------------------------------------
                             |X|   Approval for foreign investment
                                   inducement & the signing of Investment
                                   Agreement                                  Items 4 ~ 6
                             |X|   Approval of new rights issue               approved.
                             |X|   Appointment of members of Outside          Items 1, 2, and
                                   Director Nomination Committee              3 not presented.
              5/30/2003      |X|   Approval of amendment of operating         Item 6 added           5 out of 7
                                   regulations for the Board of Directors     onto the agenda
                             |X|   Appointment of temporary Chairman          upon an on-spot
                                   of the Board of Directors                  agreement made
                             |X|   Appointment of a standing advisor          among the directors.
                                   of the Company
           -------------------------------------------------------------------------------------------------------
              5/30/2003      |X|   Approval for 25th corporate bond           Approved              5 out of 7
                                   issue in private placement
           -------------------------------------------------------------------------------------------------------
                             |X|   Approval for foreign investment
                                   inducement & the signing of Investment
                                   Agreement
                             |X|   Approval of new rights issue
              6/24/2003      |X|   Approval to form and call for              Approved on           6 out of 7
                                   Outside Director Nomination Committee      July 3, 2003
                                   meeting
                             |X|   To confirm the extraordinary
                                   shareholders meeting to be called for
           -------------------------------------------------------------------------------------------------------
                             |X|   Approval for foreign investment
                                   inducement & the signing of Investment
                                   Agreement
                             |X|   Approval of new rights issue               Item 1 not
                             |X|   Approval to form and call for              approved.
            7/3/2003 (1st          Outside Director Nomination Committee      Items 2 ~ 5           6 out of 7
           resumed meeting)        meeting                                    approved on
                             |X|   To confirm an extraordinary                July 8, 2003.
                                   shareholders' meeting to be called for
                             |X|   Appointment of a Chair for an
                                   extraordinary shareholders' meeting
           -------------------------------------------------------------------------------------------------------

                                                                                                     Number of
                                                                                                    independent
                                                                                Approved/        outside directors
                 Date                       Important Agenda                     Rejected            attended
           -------------------------------------------------------------------------------------------------------
                             |X|   Approval of new rights issue
                             |X|   Approval to form and call for
                                   Outside Director Nomination Committee      Items 2, 4, and
            7/8/2003 (2nd          meeting                                    5 approved.
           resumed meeting)  |X|   To confirm an extraordinary                Item 3 not            5 out of 7
                                   shareholders' meeting to be called for     presented.
                             |X|   Appointment of a Chair for an
                                   extraordinary shareholders' meeting
           -------------------------------------------------------------------------------------------------------
                             |X|   Approval for abolition of
              7/14/2003            Management Committee and amendment of      Approved              4 out of 7
                                   the Company's rules & regulation
           -------------------------------------------------------------------------------------------------------
                             |X|   Approval for exercise of voting
              7/23/2003            right for capital decrease in Dreamline    Approved              5 out of 7
                                   Co.
           -------------------------------------------------------------------------------------------------------
                             |X|   Appointment of President & CEO
                             |X|   Approval for amendment of                  Item 1 approved.
              8/5/2003             operating regulations of the Board of      Item 2 not            6 out of 7
                                   Directors                                  presented.
           -------------------------------------------------------------------------------------------------------

     (2)  Auditing System

          1)   Organization of Auditing System

          (a)  Constitution of Audit Committee ("AC")

               - Relevant articles for establishing an AC: Article 37-2 of the Company's Articles of Incorporation

               -    Formed on March 17, 2000.

               -    Responsibilities pursuant to the Company's charters on AC

                    o    Auditing of accounting and operation

                    o    Inspection of the Company's assets and operation

                    o    Inspection of reports to the Company's shareholders

                    o    Report to BOD about illegal action by the directors

                    o    Review External Auditor's Audit Report

                    o Call for convening extraordinary meetings of shareholders

          (b)  Organization of AC

               - Required members: Minimum of three persons (currently 4 members)

               -    Eligibility: Independent directors only

               -    Election of AC member: by a resolution of BOD

               -    Election of AC Chairman: by a majority vote of AC

          (c)  Access to the management information

               - Any member of the AC has a right to attend BOD meetings and request for additional information

               - Auditing team reviews all the important proposals regarding the Company's business plan, contracts or agreements and investments through electronic means. If necessary, the auditing team inspects legality and appropriateness.

          2)   Member of Audit Committee

                    Name                          Position                            Experience
               --------------------------------------------------------------------------------------------------
               Yong Hwan Kim               Outside Director/Member of       A member of the Korean Bar and the
                                           Audit Committee                  New York State Bar.
               --------------------------------------------------------------------------------------------------
               Sung Kyou Park              Outside Director and Chairman    Member of Telecommunications
                                           of Audit Committee               Association
               --------------------------------------------------------------------------------------------------
               Wung Hae Lee                Outside Director/Member of       Vice President of KPMG
                                           Audit Committee
               --------------------------------------------------------------------------------------------------
               Sun Woo Kim                 Outside Director/Member of       Standing director, Okedongmu Children
                                           Audit Committee                  in Korea
               --------------------------------------------------------------------------------------------------


          3)   Convening Audit Committee

                                                                                  Approved/
                       Date                           Agenda                      Rejected           Remarks
               --------------------------------------------------------------------------------------------------
                    2/21/2003         |X|   To approve the proposed 6th
                                            Audited Financial Statements
                                      |X|   To review and approve the
                                            periodic audit report (1Q03) of
                                            Hanaro T&I                         Approved
                                      |X|   To review and approve the
                                            evaluation report of internal
                                            accounting management system for
                                            2H2002
              ---------------------------------------------------------------------------------------------------
                    3/28/2003         |X|   To appoint the Chairman of AC      Approved
              ---------------------------------------------------------------------------------------------------

                                                                                  Approved/
                       Date                           Agenda                      Rejected           Remarks
               --------------------------------------------------------------------------------------------------
                                      |X|   To approve a report on a
                                            special audit of Hanaro Realty
                                            Development & Management Co.,      Item 1 was
                                            Ltd. For 2Q03                      approved as
                                      |X|   To approve a report on a           proposed
                    7/11/2003               special audit of a billing error   whereas items
                                            incurred from intelligence         1 and 2 were
                                            network service                    decided to be
                                      |X|   To approve a report on a           discussed
                                            special audit of IDC Dynamic UPS   later.
                                            power failure
              ---------------------------------------------------------------------------------------------------


(3)  Descriptions on exercising voting rights at the shareholders' meeting

     1)   Collective voting: N/A

     2)   Electronic voting: N/A

(4) Executive compensation for directors (including independent directors) and members of Audit Committee

     1) Maximum payment to directors, independent directors and members of Audit Committee must be decided by resolution at shareholders' meeting

          -    Total amount paid for 1H 2003: KRW 311 million

          -    Approved amount for FY 2003: KRW 2,500 million

     2)   Stock options granted to directors

          -    See "Stock Options"


2.   Status of Affiliated Companies and Other Companies

     (1)  Investments in the affiliated companies and other companies

          See  "Investment in affiliated & other companies"

(2)  Summary financial statements of affiliated companies

     Name: Dreamline Co., Ltd.

                                                              (Unit: millions of Won)
-------------------------------------------------------------------------------------
        Description                               2002          2001           2000
-------------------------------------------------------------------------------------
CURRENT ASSETS                                    58,236        80,989         75,588
   Quick assets                                   58,236        80,989         75,588
   Inventories                                         -             -              -
-------------------------------------------------------------------------------------
NON-CURRENT ASSETS                               505,437       507,660        510,391
   Investment assets                              75,123        88,495         99,308
   Property and equipment                        429,285       417,521        406,629
   Intangible assets                               1,029         1,644          4,454
   Deferred charges                                    -             -              -
TOTAL ASSETS                                     563,673       588,649        585,979
-------------------------------------------------------------------------------------
Current Liabilities                              270,896       125,029        118,243
Non-current Liabilities                           82,534       247,749        227,477
TOTAL LIABILITIES                                353,430       372,778        345,720
-------------------------------------------------------------------------------------
Capital Stock                                    118,125       118,125        118,125
Capital Surplus                                  179,662       179,662        179,662
   Capital reserves                              179,662       179,662        179,662
   Assets revaluation reserves                         -             -              -
Retained Earnings                                (87,541)      (81,912)       (57,527)
Capital Adjustments                                   (3)           (3)
                                                                                    -
TOTAL SHAREHOLDERS' EQUITY                       210,243       215,872        240,260
-------------------------------------------------------------------------------------
Net Sales                                        153,391       139,740         82,390
-------------------------------------------------------------------------------------
Operating Income                                  14,912         6,224        (44,975)
-------------------------------------------------------------------------------------
Ordinary Income                                   (5,628)      (19,534)       (49,648)
-------------------------------------------------------------------------------------
Net Income                                        (5,628)      (20,087)       (49,648)
-------------------------------------------------------------------------------------

Name: Hanaro Realty Development & Management Co.

                                                                             (Unit: millions of Won)
----------------------------------------------------------------------------------------------------
                 Description                              2002              2001              2000
----------------------------------------------------------------------------------------------------
CURRENT ASSETS                                            2,625             2,207             2,055
   Quick assets                                           2,608             2,146             2,024
   Inventories                                               17                61                31
----------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS                                        4,401             4,394             4,480
   Investment assets                                         95                70                72
   Property and equipment                                 4,306             4,324             4,408
   Intangible assets                                          -                 -                 -
   Deferred charges                                           -                 -                 -
TOTAL ASSETS                                              7,026             6,601             6,535
----------------------------------------------------------------------------------------------------
Current Liabilities                                       1,709             1,306             1,349
Non-current Liabilities                                   2,401             2,570             2,585
TOTAL LIABILITIES                                         4,110             3,876             3,934
----------------------------------------------------------------------------------------------------
Capital Stock                                             2,500             2,500             2,500
Capital Surplus                                               -                 -                 -
   Capital reserves                                           -                 -                 -
   Assets revaluation reserves                                -                 -                 -
Retained Earnings                                           416               227               111
Capital Adjustments                                           -                 -               (10)
TOTAL SHAREHOLDERS' EQUITY                                2,916             2,727             2,601
----------------------------------------------------------------------------------------------------
Net Sales                                                15,809            15,027            10,531
----------------------------------------------------------------------------------------------------
Operating Income                                            212               125               (43)
----------------------------------------------------------------------------------------------------
Ordinary Income                                             263               176                44
----------------------------------------------------------------------------------------------------
Net Income                                                  189               124                44
----------------------------------------------------------------------------------------------------

Name: Hanaro T&I Inc.

                                                                                 (Unit: KRW million)
----------------------------------------------------------------------------------------------------
                 Description                              2002              2001              2000
----------------------------------------------------------------------------------------------------
CURRENT ASSETS                                            4,501             2,108             1,562
   Quick assets                                           4,501             2,108             1,562
   Inventories                                                -                 -                 -
----------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS                                          429               305               341
   Investment assets                                          2                 1                 -
   Property and equipment                                   420               293               307
   Intangible assets                                          7                11                34
   Deferred charges                                           -                 -                 -
TOTAL ASSETS                                              4,930             2,413             1,903
----------------------------------------------------------------------------------------------------
Current Liabilities                                       2,439             1,013               898
Non-current Liabilities                                     895               518               158
TOTAL LIABILITIES                                         3,334             1,531             1,056
----------------------------------------------------------------------------------------------------
Capital Stock                                             1,900               900               900
Capital Surplus                                              37                 -                 -
   Capital reserves                                          37                 -                 -
   Assets revaluation reserves                                -                 -                 -
Retained Earnings                                          (340)              (17)              (53)
Capital Adjustments                                           -                 -                 -
TOTAL SHAREHOLDERS' EQUITY                                1,597               883               847
----------------------------------------------------------------------------------------------------
Net Sales                                                26,728            12,551            10,350
----------------------------------------------------------------------------------------------------
Operating Income                                           (479)                3               (45)
----------------------------------------------------------------------------------------------------
Ordinary Income                                            (323)               46                 1
----------------------------------------------------------------------------------------------------
Net Income                                                 (323)               36                 -
----------------------------------------------------------------------------------------------------

Name: Hanaro Web(n)TV Co., Ltd.

                                                                          (Unit: in millions of Won)
----------------------------------------------------------------------------------------------------
                 Description                              2002              2001              2000
----------------------------------------------------------------------------------------------------
CURRENT ASSETS                                            2,243             2,254             2,550
   Quick assets                                           2,243             2,254             2,550
   Inventories                                                -                 -                 -
----------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS                                        4,555             4,080             3,662
   Investment assets                                        951               426               117
   Property and equipment                                 3,595             3,642             3,545
   Intangible assets                                          9                12                 -
   Deferred charges                                           -                 -                 -
TOTAL ASSETS                                              6,798             6,334             6,212
----------------------------------------------------------------------------------------------------
Current Liabilities                                         777             1,497             1,976
Non-current Liabilities                                     367               609               622
TOTAL LIABILITIES                                         1,144             2,106             2,598
----------------------------------------------------------------------------------------------------
Capital Stock                                             6,050             5,500             5,500
Capital Surplus                                               -                 -                 -
   Capital reserves                                           -                 -                 -
   Assets revaluation reserves                                -                 -                 -
Retained Earnings                                          (395)           (1,274)           (1,886)
Capital Adjustments                                           -                 -                 -
TOTAL SHAREHOLDERS' EQUITY                                5,655             4,226             3,614
----------------------------------------------------------------------------------------------------
Net Sales                                                10,200             8,039             6,395
----------------------------------------------------------------------------------------------------
Operating Income                                          1,048               226             1,215
----------------------------------------------------------------------------------------------------
Ordinary Income                                           1,153               339             1,198
----------------------------------------------------------------------------------------------------
Net Income                                                  878               423             1,198
----------------------------------------------------------------------------------------------------

Name: Hanaro Telecom America Co., Ltd.



                                                                                        (Unit: US$)
----------------------------------------------------------------------------------------------------
                 Description                             2002              2001              2000
----------------------------------------------------------------------------------------------------
CURRENT ASSETS                                        1,657,389           536,906           257,820
   Quick assets                                       1,657,389           536,609           257,820
   Inventories                                                -                 -                 -
----------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS                                        8,499             9,166            10,000
   Investment assets                                          -                 -                 -
   Property and equipment                                     -                 -            10,000
   Intangible assets                                      8,499             9,166                 -
   Deferred charges                                           -                 -                 -
TOTAL ASSETS                                          1,665,888           546,072           267,820
----------------------------------------------------------------------------------------------------
Current Liabilities                                   1,315,325           452,276           243,914
Non-current Liabilities                                       -                 -                 -
TOTAL LIABILITIES                                     1,315,325           452,276           243,914
----------------------------------------------------------------------------------------------------
Capital Stock                                            20,000            20,000            20,000
Capital Surplus                                               -                 -                 -
   Capital reserves                                           -                 -                 -
   Assets revaluation reserves                                -                 -                 -
Retained Earnings                                       330,563            73,796             3,906
Capital Adjustments                                           -                 -                 -
TOTAL SHAREHOLDERS' EQUITY                              350,563            93,796            23,906
----------------------------------------------------------------------------------------------------
Net Sales                                             9,168,615         3,639,754           397,348
----------------------------------------------------------------------------------------------------
Operating Income                                        329,239           109,927             5,160
----------------------------------------------------------------------------------------------------
Ordinary Income                                         329,239           109,927             3,906
----------------------------------------------------------------------------------------------------
Net Income                                              248,951            69,927             3,906
----------------------------------------------------------------------------------------------------

Name: M-Commerce

                                                                          (Unit: in millions of Won)
----------------------------------------------------------------------------------------------------
                 Description                               2002              2001              2000
----------------------------------------------------------------------------------------------------
CURRENT ASSETS                                              639               842             1,056
   Quick assets                                             476               514               317
   Inventories                                              163               328               739
----------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS                                        3,341             5,487             5,886
   Investment assets                                         15               873               873
   Property and equipment                                   949             1,673             2,101
   Intangible assets                                      2,377             2,941             2,912
   Deferred charges                                           -                 -                 -
TOTAL ASSETS                                              3,980             6,329             6,942
----------------------------------------------------------------------------------------------------
Current Liabilities                                       7,202             7,411             3,968
Non-current Liabilities                                     560               568                 -
TOTAL LIABILITIES                                         7,762             7,978             3,968
----------------------------------------------------------------------------------------------------
Capital Stock                                                50             7,906             7,100
Capital Surplus                                               -                 -                 -
   Capital reserves                                           -                 -                 -
   Assets revaluation reserves                                -                 -                 -
Retained Earnings                                        (3,723)           (9,445)           (4,028)
Capital Adjustments                                        (110)             (110)              (98)
TOTAL SHAREHOLDERS' EQUITY                               (3,783)           (1,650)            2,974
----------------------------------------------------------------------------------------------------
Net Sales                                                 1,880             1,522             3,152
----------------------------------------------------------------------------------------------------
Operating Income                                         (1,577)           (4,525)           (4,001)
----------------------------------------------------------------------------------------------------
Ordinary Income                                          (2,345)           (5,495)           (4,028)
----------------------------------------------------------------------------------------------------
Net Income                                               (2,345)           (5,495)           (4,028)
----------------------------------------------------------------------------------------------------

Name: Hanaro 800 Co., Ltd.

                                                                          (Unit: in millions of Won)
----------------------------------------------------------------------------------------------------
                 Description                               2002              2001              2000
----------------------------------------------------------------------------------------------------
CURRENT ASSETS                                                1                34               102
   Quick assets                                               1                34               102
   Inventories                                                -                 -                 -
----------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS                                          142               142               181
   Investment assets                                         10                10                49
   Property and equipment                                    96                96                96
   Intangible assets                                         36                36                36
   Deferred charges                                           -                 -                 -
TOTAL ASSETS                                                143               176               283
----------------------------------------------------------------------------------------------------
Current Liabilities                                          20                11                18
Non-current Liabilities                                      33                33                 -
TOTAL LIABILITIES                                            53                44                18
----------------------------------------------------------------------------------------------------
Capital Stock                                               340               340               340
Capital Surplus                                             350               350               350
   Capital reserves                                         350               350               350
   Assets revaluation reserves                                -                 -                 -
Retained Earnings                                          (600)             (558)             (425)
Capital Adjustments                                           -                 -                 -
TOTAL SHAREHOLDERS' EQUITY                                   90               132               265
----------------------------------------------------------------------------------------------------
Net Sales                                                     2                32                 2
----------------------------------------------------------------------------------------------------
Operating Income                                            (42)             (175)             (412)
----------------------------------------------------------------------------------------------------
Ordinary Income                                             (42)             (157)             (413)
----------------------------------------------------------------------------------------------------
Net Income                                                  (42)             (413)             (413)
----------------------------------------------------------------------------------------------------

Name: NAWANET Co., Ltd.

                                                                          (Unit: in millions of Won)
----------------------------------------------------------------------------------------------------
                 Description                               2002              2001              2000
----------------------------------------------------------------------------------------------------
CURRENT ASSETS                                              421               632             1,164
   Quick assets                                             421               632             1,164
   Inventories                                                -                 -                 -
----------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS                                          292               418               542
   Investment assets                                         15                15                 -
   Property and equipment                                    56                73               102
   Intangible assets                                        221               330               440
   Deferred charges                                           -                 -                 -
TOTAL ASSETS                                                713             1,051             1,706
----------------------------------------------------------------------------------------------------
Current Liabilities                                           2                16                 5
Non-current Liabilities                                       -                 -                 -
TOTAL LIABILITIES                                             2                16                 5
----------------------------------------------------------------------------------------------------
Capital Stock                                                47                47                47
Capital Surplus                                           2,023             2,023             2,023
   Capital reserves                                       2,023             2,023             2,023
   Assets revaluation reserves                                -                 -                 -
Retained Earnings                                        (1,359)           (1,036)             (369)
Capital Adjustments                                           -                 -                 -
TOTAL SHAREHOLDERS' EQUITY                                  711             1,035             1,701
----------------------------------------------------------------------------------------------------
Net Sales                                                     -                25                 1
----------------------------------------------------------------------------------------------------
Operating Income                                           (171)             (687)             (419)
----------------------------------------------------------------------------------------------------
Ordinary Income                                            (323)             (666)             (369)
----------------------------------------------------------------------------------------------------
Net Income                                                 (323)             (666)             (369)
----------------------------------------------------------------------------------------------------

Name: Hanaro Dream Inc..

                                                        (Unit: in millions of Won)
----------------------------------------------------------------------------------
                 Description                               2002              2001
----------------------------------------------------------------------------------
CURRENT ASSETS                                           16,941             5,019
   Quick assets                                          16,939             5,019
   Inventories                                                2                 -
----------------------------------------------------------------------------------
NON-CURRENT ASSETS                                        2,188               509
   Investment assets                                        556                14
   Property and equipment                                 1,215               304
   Intangible assets                                        417               191
   Deferred charges                                           -                 -
TOTAL ASSETS                                             19,129             5,528
----------------------------------------------------------------------------------
Current Liabilities                                      13,684             1,462
Non-current Liabilities                                     290               113
TOTAL LIABILITIES                                        13,974             1,575
----------------------------------------------------------------------------------
Capital Stock                                             4,034             3,882
Capital Surplus                                               -                 -
   Capital reserves                                           -                 -
   Assets revaluation reserves                                -                 -
Retained Earnings                                         1,121                70
Capital Adjustments                                           -                 -
TOTAL SHAREHOLDERS' EQUITY                                5,155             3,952
----------------------------------------------------------------------------------
Net Sales                                                43,444            10,743
----------------------------------------------------------------------------------
Operating Income                                          1,306               -42
----------------------------------------------------------------------------------
Ordinary Income                                           1,503               103
----------------------------------------------------------------------------------
Net Income                                                1,051                74
----------------------------------------------------------------------------------

3.   Investments in the affiliated companies (As of June 30, 2003)

     1)   Investment in affiliated companies

                                                                   (Unit: share, KRW million)

                                            Number of               Acquisition
                   Description            Shares owned  Ownership      Cost        Remarks
          -----------------------------------------------------------------------------------
          Hanaro Realty Development &
            Management Co., Ltd.              499,998      99.9%        3,198      Subsidiary
          Hanaro T&I Inc.*                    379,996      99.9%        1,900      Subsidiary
          Hanaro Web(n)TV Co., Ltd.           550,000      90.9%       17,309      Subsidiary
          Hanaro Telecom America, Inc.          2,000     100.0%           23      Subsidiary
          M-Commerce                            3,029      30.3%           --      Subsidiary
          Dreamline Co., Ltd.               7,601,869      32.2%       32,780      Subsidiary
          NAWANET Co., Ltd.                     9,500      20.0%           --      Subsidiary
          Hanaro 800 Co., Ltd.                200,000      29.4%           --      Subsidiary
          KDMC                                500,000      24.8%          500      Subsidiary
          Webforus Co., Ltd.                       --         --           --      Subsidiary
                                            ---------                  ------
                 TOTAL                      9,746,392         --       55,710
                                            =========                  ======

          * Effective July 24, 2003, KDMC is no longer the Company's affiliated company. Due to KDMC's rights issue the Company's position in KDMC decreased to 14.62% as of June 30, 2003.

     2)   Investment in others

                                                                                  (Unit: in thousands of Won)

                       Description                Number of Shares owned   Ownership (%)    Acquisition Cost
          --------------------------------------------------------------------------------------------------
          LG Telecom                                    1,035,652               0.37            4,246,173
          Net Security Technology, Inc                    264,000               2.35              234,960
          IMRI, Inc.                                       40,000               0.63               49,200
          C.C.S                                           300,000               6.37            2,115,000
          Media Valley, Inc.                              180,000              13.1               255,877
          Korea Information Assurance, Inc.                20,000               0.47              100,000
          Cosmo I&C                                        38,000              10.0               600,000
          Chungnam Cable TV system                         48,000               3.0               600,000
          Doall Infotech Co., Ltd.                         20,160              10.8                83,667
          Neo Media, Inc                                  176,000               8.8                    --
          CCR                                              89,000               2.08            1,780,000
          Paper Us, Inc                                    18,500               9.48              199,800
          Silicon Valley News Inc.                        500,000               4.42                   --
          Entertech, Inc.                                  17,281              11.8                41,120
          Internet Metrics, Inc.                          150,000               3.0                34,330
          InterVEG, Inc                                   200,000               4.61               53,836
          Digital Rank, Inc                                60,000               9.26              300,000
          TYZEM, Inc.                                      78,258               3.26              499,990
          Cyworld, Inc.                                        --                 --                   --
          Dauinternet, Inc.                                 8,878               0.71            1,099,986
          IMNet21, Inc                                      7,200               1.87                   --
          RTVPlus, Inc                                     13,400               5.0                    --
          KINX, Inc.                                       10,000               6.67               50,000
          CEO Bank, Inc.                                    1,200               1.07               30,000
          Cispol Indonesia                                  8,454              21.14            1,002,898
          Ilshin Leisure, Inc.                                  2               0.01                2,000
          Engineering Benevolent Association                  100               0.03               14,143
          KDBC -- Hanaro Interventure Fund                     31              31.0             3,100,000
          Hanafos (ABS)                                        40               2.0                   200
          Hanadream (ABL)                                     100               5.0                   500
                                                        ---------                              ----------
               TOTAL                                    3,284,256                --            16,493,680
                                                        =========                              ==========


          * KRW 98,816 thousand worth of Best Rule's corporate bonds, KRW 9,000 million of HanaFos ABS's corporate bonds and KRW 1,120 million of K-Bista Guarantee corporate bonds are included in Long-Term Investment Securities on the balance sheet

VI.      INFORMATION REGARDING SHARES AND SHAREHOLDERS

1.       Ownership Structure

A)       Detailed Information regarding the Largest Shareholder

                                                                           (As of June 9, 2003)
-----------------------------------------------------------------------------------------------
                                                                    Number of
      Description                        Type of Stock               Shares           Ownership
-----------------------------------------------------------------------------------------------
   Dacom Corporation                     Common share               19,754,656            7.07%
           LGEI                                                     11,175,047            4.00%
   LG Telecom Co., Ltd.                  Common share                5,397,574            1.93%
      Boomin Savings                     Common shares                  22,500            0.01%
-----------------------------------------------------------------------------------------------
LG Investment & Securities               Common shares                 100,000            0.04%
-----------------------------------------------------------------------------------------------
          Total                          Common shares              36,449,777           13.05%
-----------------------------------------------------------------------------------------------

* The Company closed its shareholder registrar on June 9, 2003 for Extraordinary Shareholders' Meeting.

**       LGEI changed its name to LG Corporation in March 2003.

*** LG Investment & Securities has the Company's shares as its products for sale.

(2)      Major shareholders (with 5% or more shareholding)

                                                                           (As of June 9, 2003)
-----------------------------------------------------------------------------------------------
     Description                         Type of Stock           Number of Shares     Ownership
-----------------------------------------------------------------------------------------------
Samsung Electronics Co., Ltd              Common share              23,542,281            8.43%
     SK Telecom                           Common share              15,117,710            5.41%
-----------------------------------------------------------------------------------------------
      Total                                                         38,695,991           13.84%
-----------------------------------------------------------------------------------------------

* The Company closed its shareholder registrar on June 9, 2003 for Extraordinary Shareholders' Meeting.

(4)      Ownership by institutions


                                                                                                (As of June 9, 2003)
--------------------------------------------------------------------------------------------------------------------
                                        # of Shareholders       Percentage         # of Shares            Percentage
--------------------------------------------------------------------------------------------------------------------
       Government                                 -                0.00%                     -                 0.00%
       State-Owned                                1                0.00%                70,000                 0.03%
     Security Houses                              8                0.01%            12,516,748                 4.48%
   Insurance Companies                            2                0.00%            11,497,689                 4.12%
    Investment Trust                              -                0.00%                     -                 0.00%
    *Commercial Banks                            20                0.01%             2,817,022                 1.01%
      Merchant Bank                               1                0.00%                70,000                 0.03%
Mutual Savings & Finance
        Companies                                 6                0.00%                63,850                 0.02%
  **Other Institutions                          593                0.40%            98,626,544                35.31%
       Individuals                          146,581               99.49%           144,435,893                51.71%
       Foreigners                               130                0.09%             9,224,934                 3.30%
--------------------------------------------------------------------------------------------------------------------
          Total                             147,342              100.00%           279,322,680               100.00%
--------------------------------------------------------------------------------------------------------------------

*        Commercial Banks include financial institutions and credit unions.

**       Other institutions include shareholders with shares deposited at KSD.

*** The Company closed its shareholder registrar on June 9, 2003 for Extraordinary Shareholders' Meeting.

(4) Ownership by Minor Shareholders, Major Shareholders and Other Shareholders (As of June 9, 2003)


-----------------------------------------------------------------------------------
                            # of
                        shareholders        Ownership     # of shares     Ownership
-----------------------------------------------------------------------------------
Minor Shareholder
  (Total)                  147,328           99.990%      181,069,419       64.83%
Major Shareholder                7            0.005%       36,458,853       13.05%
  Others                         7            0.005%       61,794,408       22.12%
    Total                  147,342          100.000%      279,322,680      100.00%
-----------------------------------------------------------------------------------

*        Major Shareholder includes major shareholder and its affiliates.

**       Other institutions include shareholders with shares deposited at KSD.

*** The Company closed its shareholder registrar on June 9, 2003 for Extraordinary Shareholders' Meeting.

2.       Information on shares and share certificates

         1) Preemptive right

         (a) Except as otherwise provided for in the Articles of Incorporation, each shareholder of the Company shall have preemptive rights to subscribe for any new shares to be issued by the Company in proportion to its shareholding ratio.

         (b) If any shareholder waives or forfeits its preemptive rights, then such waived or forfeited share shall be disposed of in accordance with the resolution of the Board of Directors of the Company.

         (c) Notwithstanding the provisions of the foregoing paragraph (a), the Company may, by resolution of the Board of Directors, allocate such new shares to any persons other than existing shareholders in the following situations:

         - If new shares are subscribed by the public or by certain subscribers pursuant to the Securities and Exchange Act;

         - If new shares are offered to the public in the form of an increase of paid-in capital by means of a general public offer pursuant to a resolution of the Board of Directors, in accordance with the Securities and Exchange Act;

         - If new shares are allotted to the members of employee shareholders association in accordance with the relevant provisions of the Securities and Exchange Act;

         -        If new shares are issued in the form of depositary receipts
                  (DR) in accordance with the Securities and Exchange Act;

         - If new shares are issued to any person exercising stock option rights conferred pursuant to Article 189-4 of the Securities and Exchange Act; or

         - If new shares are issued to a foreign telecommunication company that has completed the foreign investment procedures or foreign financial/investment institution for the purpose of strategic alliance in relation to the business.

(d) Except as otherwise amended by resolution of the Board of Directors, the Company shall, for the first five fiscal years after incorporation of Company, issue new shares in accordance with the capital increase plan under the Initial Business plan as defined in Article 41, Paragraph 1 hereof. The subscription amount for the new shares shall be decided by resolution of the Board of Directors. The Company may, however, issue any part or all of such new shares at the market price. Provided, however, that the subscription amount for shares initially allotted to the employee stock ownership association shall be the par value of shares.

(e) In case the Company issues new shares through right issues, bonus issues and stock dividends, the new shares shall be deemed to have been issued at the end of the fiscal year immediately prior to the fiscal year during which the new shares are issued for purposes of distribution of dividends for such new shares.

(2)      Fiscal year

         - The fiscal year of the Company shall begin on the first (1) day of each year and end on the thirty-first (31) day of December of the same year.

(3)      General shareholders' meeting

         -        The general shareholders meeting shall be held within three
                  (3) months after the closing of each fiscal year.

(4)      Closure of shareholders register and setting of record date

         - The Company shall suspend alteration of entries in the register of shareholders, registration of pledges, creation and cancellation of trust property from the day following the last day closing of each accounting period till the closing date of the annual ordinary general shareholders meeting.

         - The Company shall entitle every shareholder on its shareholders' list as of the last day of each fiscal year to vote at the meeting of the annual ordinary general shareholders meeting held for such fiscal year.

         - The Company may suspend alteration of entries in the register of shareholders for a period not exceeding three (3) months or set a record date when necessary for convening an extraordinary general meeting of shareholders or for other reasons, in accordance with a resolution of the board of directors. The Company may suspend the alteration of entries in the registry of shareholders and at the same time set a record date, when considered necessary by the board of directors.

         - The Company shall give public notice of the period and dates referred to in preceding Paragraph (3) at least two weeks in advance of the commencement of the period and of the occurrence of such date.

(5)      Class of shares and denomination of share certificates

         - The shares issued by the Company shall be nominative common shares, which shall be represented by share certificates in fifteen (8) denominations: One (1), Five (5), Ten (10), Fifty
                  (50), One Hundred (100), Five Hundred (500), One Thousand (1,000) and Ten Thousand (10,000).

(6)      Shares register and transfer agent

         -        For domestic : Korea Securities Depositary (Tel: 3774-3000)

         -        For ADR holders : Deutsche Bank (Tel: 852-2203-7850)

(7)      Public notice

         - Public notice of the Company shall be made by publishing them in "The Korea Daily", a daily newspaper published in Seoul, Korea.

3.       Stock performance during last six (6) months.

(1)      Domestic

                                                                                    (Unit: KRW, thousands of share)
         -----------------------------------------------------------------------------------------------------------
              Description                June          May          April         March        February      January
         -----------------------------------------------------------------------------------------------------------
         KOSDAQ      High                3,220         2,980         3,100         2,720         2,650         3,430
                     Low                 2,600         2,340         2,690         2,100         2,300         2,510
         -----------------------------------------------------------------------------------------------------------
         Monthly trading
            volume                     176,902        87,580       110,316        96,746        43,996        62,640
         -----------------------------------------------------------------------------------------------------------

(2)      Overseas

                                                                                                   (Unit: US$, ADR)
         -----------------------------------------------------------------------------------------------------------
                Description              June          May          April         March        February      January
         -----------------------------------------------------------------------------------------------------------
              NASDAQ   High             2.8200        2.3900        2.4000        2.0800        2.3900        2.9000
                       Low              2.0600        1.9000        2.0200        1.7373        1.9500        2.3800
         -----------------------------------------------------------------------------------------------------------
              Monthly trading
                  volume               112,000        27,400        24,400        35,800        80,877       131,400
         -----------------------------------------------------------------------------------------------------------

VII.     INFORMATION ON DIRECTORS, OFFICERS & EMPLOYEES

1.       Directors and executive officers

         (1)      Directors and Officers

      Name                                   Position
      ----                                   --------
Chang-Bun Yoon                   Representative Director and CEO
In-Haeng Lee                     Representative Director and Senior Executive Vice President
Jin-Duck Kim                     Executive Vice President
Young-Woo Nam                    Non-standing Director
Soonho Hong                      Non-standing Director
Shin-Bae Kim                     Outside Director
Sung Kyou Park                   Outside Director & member of Audit Committee
Hang-Gu Bahk                     Outside Director
Yong Hwan Kim                    Outside Director & member of Audit Committee
Wung Hae Lee                     Outside Director & member of Audit Committee
Sun Woo Kim                      Outside Director & member of Audit Committee
Sa Hyeon Seo                     Outside Director
Jong-Myung Lee                   Senior Executive Vice President
Jin-Ha Kim                       Executive Vice President
Hong Yeol Joo                    Senior Vice President
Jin-Woong Kho                    Senior Vice President
Hyung-Keun Song                  Senior Vice President
Young Ho Cho                     Senior Vice President
Kyoung Lim Yun                   Senior Vice President
Taek Min Kwon                    Senior Vice President
Young Wan Cho                    Vice President
Matt Ki Lee                      Vice President
Sung-Chan Son                    Vice President
Gab Seok Oh                      Vice President
Hyun Chul Shin                   Vice President
Jung Sik Suh                     Vice President

* The total amount of salaries paid in 1H 2003 was KRW310.6 million and the average salary per director as of June 30, 2003 was KRW44.4 million.

** Salaries were paid to only 7 registered directors including resigned directors.

*** The total amount of salaries paid in 2Q 2003 to non-registered directors and officers was KRW646.3 million and the average salary per person was KRW49.7 million.

(2)      Change to registered directors after June 30, 2003

                                             Date of
       Name                 Title             Birth       Education & Work Experience          Remark
-------------------- --------------------- ------------- ------------------------------- --------------------
 Chang-Bun Yoon       Representative        Jan. 10,    Industrial Engineering, Seoul
                      Director and CEO        1954               National Univ.

                                                              MBA, Columbia Univ.

                                                          Ph.D. Finance, Northwestern      Elected at the
                                                                     Univ.                    Company's
                                                                                           Extraordinary
                                                          President, Korea Information      Shareholders
                                                         Society Development Institute    Meeting on Aug.
                                                                    (KISDI)                   5, 2003

                                                           Representative Director &
                                                           CEO, Hanaro Telecom, Inc.

(3)      Officers holding post in subsidiary

                                                       Subsidiary
                                   --------------------------------------------------
    Name              Title              Name            Title              Remarks
------------        ---------      ---------------     ----------        ------------
Jin-Duck Kim        Executive      Hanaro T&I Inc.      Director         Non-standing
                      Vice
                    President

2.       Employees (As of June 30, 2003)

                                                                                    (Unit: KRW millions)
--------------------------------------------------------------------------------------------------------
     Description            Employee            Others(1)          Amount of Total Wages paid in 1H 2003
---------------------- ------------------- -------------------     -------------------------------------
        Male                  1,362                  50                          31,565
       Female                    86                  79                           1,315
                              -----                 ---                          ------
        Total                 1,448                 129                          32,880
                              =====                 ===                          ======

3.       Labor Union

             Description                             Details                             Remark
-------------------------------------- ------------------------------------- --------------------------------
             Eligibility                    Senior manager and below
    Number of registered members                     1,141                        As of Aug. 6, 2003
      Number of standing member                        5
             Affiliation                       Korea Labor Union
        Date of establishment                  February 14, 2002

VIII.    MATERIAL TRANSACTIONS WITH RELATED PARTIES

1.       Transactions with major shareholders

         A)       Investment Details

            Shareholders                    Face Value (KRW million)             Balance (KRW million)
            ------------                    ------------------------             ---------------------
             LG Telecom.                              5,396                               5,396
              Dreamline                              39,530                              39,530
      Hanaro Realty Development                       2,500                               2,500
             Hanaro T&I                               1,900                               1,900
           Hanaro Web(n)TV                           17,309                              17,309
             M commerce                               4,585                               4,585
                KDMC                                    500                                 500
                                                     ------                              ------
                Total                                71,720                              71,720
                                                     ======                              ======

* Effective July 24, 2003, KDMC is no longer the Company's affiliated company. Due to KDMC's rights issue the Company's position in KDMC decreased to 14.62% as of June 30, 2003.

B)       Real estate rent

                                                                     (Unit: Square yard, in thousands of Won)
                                                                                Rental details
                                                  Increase in    ---------------------------------------------
                                                  rental space      Term of
   Shareholders         Type        Location     (Square yard)      contract         Deposit         Rent
-------------------- ------------ -------------- --------------- ---------------- -------------- -------------
Dacom Corporation     Building      Dong-Ku,            -        Jul 1, '03 -                 -           128
                                      Busan                      Jun. 30, '04

                      Building    Youngdeung po-        -       Aug. 7, '99 -           210,080             -
                                     Ku, Seoul                   Dec. 31, '04

                      Building     Namdong-Ku,          -       May 27, '03 -         1,966,800             -
                                     Inchon                       May 26, '04

                      Building      Kwachoen            -      Jul. 10, '03 -           188,000             -
                                     Kyunggi                      Jul. 9, '04

                      Building    Dong-Ku Busan         -        Jul 1, '03 -         1,000,076             -
                                                                  Jun 30, '04

                      Building      Pyungtak,           -      Aug. 17, '01 -           112,800             -
                                     Kyunggi                     Aug. 16, '03

                      Building      Jungeup,            -      Aug. 17, '01 -            78,000             -
                                    Jeonbook                     Aug. 16, '03

                      Building       Icheon             -      Aug. 17, '01 -           100,000             -
                                     Kyunggi                     Aug. 16, '03

                      Building       Namwon,            -      Sep. 19, '01 -            28,410             -
                                    Jeonbook                     Sep. 18, '03

                      Building      Milyang,            -      Sep. 14, '01 -            20,000            90
                                    Kyungnam                     Sep. 13, '03

                                                                     (Unit: Square yard, in thousands of Won)
                                                                                Rental details
                                                  Increase in    ---------------------------------------------
                                                  rental space      Term of
   Shareholders         Type        Location     (Square yard)      contract         Deposit         Rent
-------------------- ------------ -------------- --------------- ---------------- -------------- -------------
                      Building    Kuri, Kyunggi         -        Sep. 20, '01 -           186,830             -
                                                                   Sep. 19, '03

    LG Telecom        Building       Nam-Ku,            -        Jan.  1, '03 -                 -         1,000
                                    Kwangjoo                       Dec. 31, '03

                      Building    Suwon Kyunggi         -        Dec. 21, '02 -             3,000           900
                                                                   Dec. 20, '03

                      Building     Yeonje-Ku,           -        May. 27, '03 -             4,267           500
                                      Busan                        May. 26, '04

                      Building    Dalseo Daegu        4.0        May. 28, '03 -             3,000             -
                                                                   May. 27, '04

   LG Industrial      Building     Sasang-Ku,           -        Mar. 01, '01 -         1,100,000             -
      Systems                         Busan                        Feb. 28, '06

     Powercomm        Building       Kimhae             -        Jul. 01, '03 -                 -         1,600
                                    Kyungnam                       Jun. 30, '04

Dreamline Co., Ltd.   Building      Chunahn,            -        Jul. 16, '02 -            38,000        14,400
                                    Chungnam                       Jul. 15, '04

                      Building      Eujongbu,           -        Jul. 16, '02 -            48,000         4,800
                                     Kyunggi                       Jul. 15, '04

                      Building    Nobyun Daegu          -        Aug. 27, '02 -             2,250           800
                                                                   Aug. 26, '03

                      Building      Songhyun            -        Aug. 27, '02 -             2,250           800
                                      Daegu                        Aug. 26, '03

                      Building    Youngdeungpo-Ku,      -        Sep.  3, '02 -            43,000         3,200
                                      Seoul                        Sep.  2, '04

                      Building      Mokpo si            -        Sep.  3, '02 -            16,000         2,400
                                     Jeonnam                       Sep.  2, '04

                      Building    Haundae Busan         -        Sep.  3, '02 -            12,500         1,600
                                                                   Sep.  2, '04

                      Building       Anyang             -        Oct. 16, '02 -            28,600         7,750
                                     Kyunggi                       Dec. 31, '03

                      Building      Seongnam            -        Oct. 25, '02 -            17,160         7,592
                                     Kyunggi                       Dec. 31, '03

                      Building    Iksan Jeonbuk       6.0        May. 13, '03 -                 -         1,886
                                                                   Apr. 30, '04

                      Building       Dongsun        161.0        Jun.  1, '03 -            44,000         4,390
                                    Seongbuk                       May. 31, '04
------------------------------------------------ ---------  ----   ------------  -- -------------- -------------
                     Total                          171.0                               5,253,023        53,836
------------------------------------------------ ---------  ----   ------------  -- -------------- -------------

C)       Long term Contracts

                                                                                    (Unit: in billions of Won)
----------------------------------------------------------------------------------- --------------------------
                                           Term of       Object of
Shareholders       Type of contract       Contract       contract         Amount             Remarks
------------------ ------------------- --------------- ----------------- ---------- --------------------------
LG Capital         Long-term Lease     Jun. 26, '01 -   LG Electronics'     50.0     A capital lease contract
Services Corp.     Contract              Jun. 30, '03   products                     in aggregate amount up
                                                                                     to a ceiling committed.
                                                                                     Draw down to be
                                                                                     contracted and executed
                                                                                     from the demand of HTI.

--------------------------------------------------------------------------------------------------------------
                                                                                    (Unit: in billions of Won)
                                           Term of       Object of
Shareholders       Type of contract       Contract       contract         Amount             Remarks
------------------ ------------------- --------------- ----------------- ---------- --------------------------
Dacom              Long-term           Jan.  1, '03 -  Telecom             70.0     The total contract
Corporation        interconnection     Dec. 31, '03    equipments and               amount is not the amount
                   agreement                           interconnection              stated in the contract.
                                                                                    Rather, it is an
                                                                                    estimate of maximum
Powercomm          Long-term           Jan.  1, '03 -  Telecom             100.0    transaction amount for
                   interconnection     Dec. 31, '03    equipment lease              the full year approved
                   agreement                                                        at the board of
                                                                                    directors meeting.

Hanaro T&I         Long-term           Jan.  1, '03 -  Customer service    50.0     Considering frequency
                   interconnection     Dec. 31, '03                                 and amount of contract
                   agreement                                                        less than the limit of
                                                                                    corporate disclosure,
                                                                                    date of transaction is
                                                                                    set on the date of board
                                                                                    resolution and
                                                                                    transaction period as
                                                                                    the full year of 2003.
--------------------------------------------------------------------------------------------------------------
                                 Total                                     270.0
--------------------------------------------------------------------------------------------------------------


2.       Transactions with shareholders, employees and others

A)       Real estate rent

                                                              (Unit : Square Yard, in thousands of Won)
                                                                             Rental details
                                                Increase in  ------------------------------------------
                                                rental space     Term of
      Name            Type       Location      (Square yard)     contract       Deposit       Rent
----------------- ----------- --------------- -------------- ---------------- ------------ ------------
SKT Corporation    Building    Bundang-Ku,          -         Jun. 03, '03 -     2,061,900            -
                                 Sungnam                      Jun. 29, '04

                   Building     Dalseo-Ku,          -         Apr. 11, '02 -             -          780
                                  Daeku                       Apr. 10, '03

                   Building      Jung-Ku            -         Mar.  5, '02 -       520,000            -
                                 Daejeon                      Mar.  4, '04

                   Building      Dong-Ku                      Aug. 27, '02 -        50,000          493
                                 Kwangju                      Aug. 26, '03

Daewoo             Building       Wonju             -         Jun 18, '01 -        887,125            -
Securities                      Kangwon                       Jun 17, '04

LG Insurance       Building       Kumi              -         May  1, '03 -        354,225            -
                                Kyungbuk                      Apr 30, '04

Samsung            Building      Jeonju,                      Jul. 7, '03 -        411,000
Electronics                     Jeonra-do                     Jul. 6, '06
-------------------------------------------------------------------------------------------------------
                   Total                            -                            4,284,250        1,273
-------------------------------------------------------------------------------------------------------

IX.      NOTES TO FINANCIAL STATEMENTS

1.       Details of Deposits and etc.

                                                                                               (Unit: KRW million)
------------------------------------------------------------------------------------------------------------------
                                                                        Interest
                                                      Outstanding        income
 Title of Account   Name of Financial Institution       Balance         incurred     Collateral        Remarks
------------------- ------------------------------ ------------------- ----------- ---------------- --------------
Cash and Cash       Korea Development Bank              30,040             -             Yes        For KRW5 bn
equivalent          Bridge Securities                    9,293             -              -               -
                    Cheil Investment & Trust             3,945             -              -               -
                    Securities
                    Others                              16,978             -              -               -
                                                  ------------------- -----------
                    Subtotal                            72,849             -              -               -
                                                  ------------------- -----------
Restricted cash     Koomin Bank                           ,2.5             -              -               -
and deposits        Korea Exchange Bank                    2.5             -              -               -
                    Hami Bank                              1.5             -              -               -

                    Subtotal                               6.5             -              -               -

Other deposits      Koomin Bank                         49,900             -             Yes              -
                    Korea Exchange Bank                 29,520             -             Yes              -
                    Industrial Bank of Korea            11,000             -             Yes              -
                    Hana Bank                            8,200             -             Yes        KRW7.4 bn
                    Woori Bank                          8,000              -             Yes        KRW7.5 bn
                                                                                                    For KRW2 bn
                    Others                               7,000             -             Yes        from Hanmi
                                                                                                    Bank
                                                  ------------------- -----------
                    Subtotal                           113,620             -              -               -
                                                  ------------------- -----------
                    Grand Total                        186,476             -              -               -
                                                  ------------------- -----------

*        Interest income from the above deposits amounts to KRW8,242,897,000.

2.         Marketable Securities

                                                                                              (Unit: KRW thousand)
-------------------------------------------------------------------------------------------------------------------
                               Type               Acquisition cost          Book value       Evaluated profit/loss
                    --------------------------- ---------------------- --------------------- ----------------------
Securities          Hanwha Securities                      300,000               300,295                    296
                    Daewoo Securities                      282,038               257,731                -24,307
                    Sejong Securities                    2,075,719             2,109,274                 33,554
                                                         ---------             ---------                -------
Total                                                    2,657,757             2,667,300                  9,543
                                                         =========             =========                =======

* Marketable securities include short-term investment securities and trading securities. Short-term investment securities on the financial statements include KRW930,672 of securities for held-to-maturity.

3.       Details of Trade Receivables

                                                                                              (Unit: KRW thousand)
-------------------------------------------------------------------------------------------------------------------
                                         Beginning
  Title of Account         Debtor         Balance          Increase         Decrease      Ending Balance   Remarks
---------------------- --------------- --------------- ---------------- ---------------- ---------------- ---------
Trade Receivables      Subscribers        219,346,527    1,475,967,563     145,4999,464      240,314,626

Allowance for bad
debts                                     -13,516,918       -9,849,251         -218,821      -23,147,349
                                          -----------    -------------    -------------      -----------
Total                                     205,829,609    1,466,118,312    1,454,780,643      217,167,277
                                          ===========    =============    =============      ===========

4.       Details of Short-term Borrowings

                                                                                               (Unit: KRW thousand)
-------------------------------------------------------------------------------------------------------------------
                                                                               Interest
  Title of Account             Creditor                   Amount              Rate(p.a.)             Remarks
--------------------- ---------------------------- ---------------------- ------------------- ---------------------
     Short-term       Choheung Bank                          100,000,000         5.43          Payment in full at
     borrowings                                                                               maturity (2/10/'04)

                      Korea Exchange Bank                     30,000,000         6.8           Payment in full at
                                                                                              maturity (11/14/'03)

                      Woori Bank                              25,000,000         7.4           Payment in full at
                                                                                              maturity (11/23/'03)
                                                             -----------
       Total                                                 155,000,000
                                                             ===========

6. Details of Trade Payables

                                                                                              (Unit: KRW thousand)
-----------------------------------------------------------------------------------------------------------------
   Title of                                    Beginning
    Account              Creditor               Balance           Increase          Decrease       Ending Balance
   --------              --------              ---------          --------          --------       --------------
Short-term       Boaznet Systems Inc.           11,289,374             25,519                 -        11,314,893
trade payables   JM C&T                          1,344,352          5,501,329                 -         6,845,681
                 Mercury                         9,424,798                  -         3,116,608         6,308,190
                 Wellink Inc.                   11,198,429                  -         5,218,702         5,979,727
                 UNIKC&C Co., Ltd.               7,126,286                  -         1,575,243         5,551,043
                             -                  18,027,054                  -        10,264,498         7,762,556
                 Others                        165,078,000                  -        52,834,723       112,243,277
                                               -----------         ----------        ----------       -----------
                 Sub total                     223,488,293          5,526,848        73,009,774       156,005,367
                                               -----------         ----------        ----------       -----------
Long-term        Cisco Korea                    10,533,844         64,758,379                 -        75,292,223
trade payables   LG Card                        25,598,581          1,819,313                 -        27,417,894
                 Yunhap Capital                 12,630,080                  -         3,003,685         9,626,395
                 HP Korea                        4,773,780          1,174,080                 -         5,947,860
                 Korea Development
                 Leasing Co.                             -          4,799,475                 -         4,799,475
                 HP Korea (USD)                  8,300,787                  -         4,289,883         4,010,904
                 Samsung Card, Shinhan
                 Capital                        1,239,4442                  -         9,395,186         2,999,256
                                               -----------         ----------        ----------       -----------
                 Sub total                      74,231,514         72,551,247        16,688,754       130,094,007
                                               -----------         ----------        ----------       -----------
Total                                          297,719,807         78,078,095        89,698,528       286,099,374
                                               ===========         ==========        ==========       ===========


*Trade payables include trade payables and other payables. Long-term payables includes long-term lease payables on the financial statements.


7. Details of Long-term Borrowings

                                                                                                   (Unit: KRW million, %)
------------------------------------------------------------------------------------------------------------------------
                          Interest                                                        Repayment Schedule
             Kind of       Rate    Beginning                        Ending     -----------------------------------------
  Lender      Loan        (p.a.)    Balance    Increase  Decrease   Balance    Year 1   Year 2  Year 3   Year 4   Year 5
  ------     -------      -------- ---------   --------  --------   -------    ------   ------  ------   ------   ------
Korea        Information
Exchange     Promotion                 19,944                         28,002
Bank         Fund            4.83     (13,324)   14,720      6,662   (13,281)  13,281   1,227    4,907     4907    3,680

KDB Capital  Information
             Promotion       7.25      32,926         -      5,987    26,939   11,973  11,973    2,993        -        -
             Fund                     (11,973)                       (11,973)

KDB          Information
             Promotion       4.83           -    18,280          -    18,280        -   1,523    6,093    6,093    4,571
             Fund

Koomin Bank  Information
             Promotion       6.00     111,570         -          -   111,570   21,696  37,190   37,190   15,494        -
             Fund                      (6,199)                       (21,696)

Industrial   Information
Bank of      Promotion       4.83      16,150         -          -    16,150    2,692   5,383    5,383    2,692        -
Korea        Fund                                                     (2,692)

Chohung      Loan            9.94      10,000         -     10,000         -        -       -        -        -        -
Bank                                  (10,000)

WooriBank    Loan7.41        8.41       7,000         -          -     7,000    7,000       -        -        -        -
                                       (7,000)                        (7,000)

                                                                                                 (Unit: KRW million, %)
------------------------------------------------------------------------------------------------------------------------
                         Interest                                                         Repayment Schedule
             Kind of      Rate     Beginning                        Ending     -----------------------------------------
  Lender      Loan       (p.a.)     Balance    Increase  Decrease   Balance    Year 1   Year 2  Year 3   Year 4   Year 5
  ------     -------     --------  ---------   --------  --------   -------    ------   ------  ------   ------   ------
Hanmi Bank   Loan           6.99            -    40,000          -     4,000        -       -   40,000        -        -

Kwangju      Loan           7.60       15,000         -          -    15,000        -  15,000        -        -        -
Bank

HP Korea     Loan           9.16       20,566         -     20,566         -        -       -        -        -        -
                                      (16,265)

HanaDream    Loan           9.23      128,764         -     51,344    77,420   77,420       -        -        -        -
                                     (102,862)                       (77,420)
                                     --------    ------     ------  --------  -------  ------   ------   ------    -----
Total                                 361,920    73,000     94,559   340,361  134,062  72,296   96,566   29,186    8,250
                                                 ======     ======            =======  ======   ======   ======    =====
                                     (167,623)                      (134,062)
                                     ========                       ========

* The borrowing from HanaDream is ABL.


8. Details of Bonds Issued


                                                                                             (Unit: KRW million)
---------------------------------------------------------------------------------------------------------------
                                                                                    Interest rate      Maturity
                  Type                         Issue Date            Amount           (%, p.a.)         (Year)
                  ----                         ----------            ------         -------------      --------
          2nd Private Placement                  6/16/00             350,000            7.35              5
         15th Private Placement                  9/25/01              15,000            7.84              3
          17-1 Public Offering                   2/18/02              60,000            6.00              2
          17-2 Public Offering                   2/18/02              40,000            6.00             2.5
          19-1 Public Offering                   3/25/02              80,000            6.00             2.5
          19-2 Public Offering                   3/25/02              20,000            6.00              3
          20th Public Offering                   5/2/02              100,000            6.41              3
          21st Public Offering                  11/15/02             170,000            6.00              3
          23rd Public Offering                   2/24/03             190,000            6.00              3
         24th Private Placement                  5/26/03              16,000            8.59              2
         25th Private Placement                  6/3/03               65,000            8.90              3
                                                                   ---------
                SUBTOTAL
        18th Bonds with Warrants                 2/26/02             119,310            8.00              5
                                                                     (US$100)
                                                                   ---------
                 TOTAL                                             1,225,310
                                                                   =========

* The above table includes KRW24,294 million of premium/discount on debentures.
** The amount of the 18th Bonds with Warrants reflects the current interest rate.
*** The interest rate is nominal interest rate.

X.  OTHER REQUIRED ARTICLES

    1. Public Disclosure from January 1, 2003 to August 14, 2003

       A) Public disclosure pursuant to Articles 6-2 and 6-3

    Date                   Agenda                               Public Disclosure
---------------------------------------------------------------------------------------------------------------
Jan. 6, 2003         Open Interest                  -  Derivative traded : Won/US$ forward (US$50,000,000)
                     Balance of                     -  Loss incurred form the forward contract :
                     Derivatives                       KRW1,544,500,000
---------------------------------------------------------------------------------------------------------------
Jan. 16, 2003        Cancellation of                -  Confirmation of the disclosure dated December 30,
                     BOD resolutions                   2002
---------------------------------------------------------------------------------------------------------------
Jan. 17, 2003        Acquisition                    -  Total amount of bond acquired : KRW43,000,000,000
                     (redemption) of                -  Total face amount of bond acquired :
                     convertible bond                  KRW43,000,000,000
                     before maturity
                     after its issuance
---------------------------------------------------------------------------------------------------------------
Jan. 17, 2003        Acquisition                    -  Total amount of bond acquired : KRW43,000,000,000
                     (redemption) of                -  Total face amount of bond acquired :
                     convertible bond                  KRW43,000,000,000
                     before maturity
                     after its issuance
---------------------------------------------------------------------------------------------------------------
Feb. 6, 2003         5% increase in                 -  Total increase in revenue : KRW428,410,682,763
                     revenue compared               -  % of increase in revenue : 51.9%
                     to previous
                     fiscal year
---------------------------------------------------------------------------------------------------------------
Feb. 6, 2003         15% decrease in                -  Total decrease in ordinary loss : KRW120,972,825,549
                     ordinary loss                  -  % of increase in revenue : 49.6%
                     compared to
                     previous fiscal
                     year
---------------------------------------------------------------------------------------------------------------
Feb. 6, 2003         15% decrease in                -  Total decrease in net loss : KRW120,972,825,549
                     net loss compared              -  % of increase in revenue : 49.6%
                     to previous
                     fiscal year
---------------------------------------------------------------------------------------------------------------
Feb. 25, 2003        BOD Resolution                 -  Date and agenda confirmation of AGM
                     for Annual
                     General Meeting
                     of Shareholders
---------------------------------------------------------------------------------------------------------------
Feb. 25, 2003        Amendments to                  -  Adding "Provide telecommunications services" and
                     business                          others
                     objectives
---------------------------------------------------------------------------------------------------------------
Feb. 25, 2003        Transaction with               -  Company name : Dacom Corporation
                     the largest                    -  Transaction amount : KRW70,000,000,000
                     shareholding group
---------------------------------------------------------------------------------------------------------------
Feb. 25, 2003        Transaction with               -  Company name : Powercomm
                     the largest                    -  Transaction amount : KRW100,000,000,000
                     shareholding group
---------------------------------------------------------------------------------------------------------------
Feb. 25, 2003        Transaction with               -  Company name : Hanaro T&I
                     the largest                    -  Transaction amount : KRW50,000,000,000
                     shareholding group
---------------------------------------------------------------------------------------------------------------
Feb. 25, 2003        Cancellation of                -  Officers and employees subject to cancellation :
                     stock purchase                    Mr. Changho Chun and 40 employees
                     option rights
                     grant
---------------------------------------------------------------------------------------------------------------
Mar. 13, 2003        AGM reference                  -  Role of outside directors and issues concerning
                     material                          compensation
                                                    -  Transactions with major shareholders
                                                    -  Business outlook
---------------------------------------------------------------------------------------------------------------
Mar. 21, 2003        Submission of                  -
                     2002 Audit Report
---------------------------------------------------------------------------------------------------------------

    Date                   Agenda                               Public Disclosure
---------------------------------------------------------------------------------------------------------------
Mar. 28, 2003        Resolutions of                 -  Disclosure of approved items at AGM
                     2003 Annual
                     General Meeting
                     of Shareholders
---------------------------------------------------------------------------------------------------------------
Mar. 28, 2003        Appointment of                 -  Yong Hwan Kim
                     outside directors              -  Wung Hae Lee
                                                    -  Sung Kyou Park
                                                    -  Sa Hyeon Seo
                                                    -  Sun Woo Kim
---------------------------------------------------------------------------------------------------------------
Mar. 28, 2003        Appointment of                 -  Young Hwan Kim
                     Audit Committee                -  Wung Hae Lee
                     members                        -  Sung Kyou Park
                                                    -  Sun Woo Kim
---------------------------------------------------------------------------------------------------------------
Mar. 31, 2003        Submission of                  -
                     2002 annual report
---------------------------------------------------------------------------------------------------------------
Apr. 30, 2003        Submission of                  -
                     consolidated 2002
                     annual report
---------------------------------------------------------------------------------------------------------------
May. 9, 2003         BOD Resolution                 -  Date and agenda approved of EGM
                     for EGM
---------------------------------------------------------------------------------------------------------------
May. 13, 2003        Lease of Real                  -  Name : Dreamline Co., Ltd
                     Estate to                         o  Rent : KRW 1,885,725
                     Affiliated Company
---------------------------------------------------------------------------------------------------------------
May. 15, 2003        Submission of 1Q               -
                     2003 quarterly
                     report
---------------------------------------------------------------------------------------------------------------
May 28, 2003         Lease of Real                  LG Telecom
                     Estate to Major                Deposit : KRW3 million
                     Shareholder
---------------------------------------------------------------------------------------------------------------
May 30, 2003         BOD resolution on              Face value : KRW65 billion
                     corporate bond                 Interest rate : 8.9%
                     issue in the form              Maturity : 5 years
                     of private
                     placement
---------------------------------------------------------------------------------------------------------------
Jun. 2, 2003         Lease of Real                  Dreamline
                     Estate to                      Deposit : KRW44 million
                     Affiliated Company
---------------------------------------------------------------------------------------------------------------
Jul. 3, 2003         BOD resolution on              Correction of the previous notice.  The specific details
                     calling for                    for the EGM will be determined at the BOD meeting to be
                     Extraordinary                  resumed on July 8, 2003.
                     Shareholders
                     Meeting
---------------------------------------------------------------------------------------------------------------
Jul. 4, 2003         Lease of Real                  Dacom
                     Estate from Major              Deposit : KRW1,000,076,000
                     Shareholder and
                     the related
---------------------------------------------------------------------------------------------------------------
Jul. 8, 2003         BOD resolution on              Number of shares : 200 million shares
                     new rights issue               Minimum issue price : KRW2,500
                                                    Closing date : September 29, 2003
                                                    Lead manager : LG Investment Securities
                                                    Type of issue : public offering after a primary offering
                                                    to shareholders
---------------------------------------------------------------------------------------------------------------
Jul. 3, 2003         BOD resolution on              The agenda of EGM confirmed.
                     calling for                    Date & venue : Aug. 5, 2003, 10AM, Ilsan Information Center
                     Extraordinary                  Agenda :
                     Shareholders                   -  To determine the minimum issue price
                     Meeting                        -  To approve new rights issue
                                                    -  To appoint a standing director
---------------------------------------------------------------------------------------------------------------
Jul. 11, 2003        Lease of Real                  LG Industrial Systems Co., Ltd.
                     Estate from Major              Deposit : KRW1.1 billion
                     Shareholder and
                     the related
---------------------------------------------------------------------------------------------------------------
Jul. 21, 2003        Notice and
                     Reference
                     materials for
                     Extraordinary
                     Shareholders
                     Meeting
---------------------------------------------------------------------------------------------------------------

       Date                Agenda                               Public Disclosure
---------------------------------------------------------------------------------------------------------------
Jul. 24, 2003        Exclusion of                   KDMC
                     affiliated company
---------------------------------------------------------------------------------------------------------------
Aug. 5, 2003         Resolution of                  -  EGM resolutions
                     Extraordinary                  -  Appointment of new CEO, Mr. Chang-Bun Yoon
                     Shareholders                   -  The BOD resolution dated July 8, 2003 became
                     Meeting                           null and  void.
---------------------------------------------------------------------------------------------------------------


       B) Public disclosure pursuant to KOSDAQ regulations

   Date                    Title                                Public Disclosure
---------------------------------------------------------------------------------------------------------------
Jan. 6, 2003          Open interest balance of                  -
                      derivatives
---------------------------------------------------------------------------------------------------------------
Jan. 16, 2003         Syndicated loan                           -
---------------------------------------------------------------------------------------------------------------
Jan. 17, 2003         Acquisition (redemption) of               -
                      convertible bonds before
                      maturity
---------------------------------------------------------------------------------------------------------------
Jan. 17, 2003         Acquisition (redemption) of               -
                      convertible bonds before
                      maturity
---------------------------------------------------------------------------------------------------------------
Feb. 6, 2003          5% increase in revenue                    -
                      compared to previous fiscal
                      year
---------------------------------------------------------------------------------------------------------------
Feb. 6, 2003          15% decrease in ordinary loss             -
                      compared to previous fiscal
                      year
---------------------------------------------------------------------------------------------------------------
Feb. 6, 2003          15% decrease in net loss                  -
                      compared to previous fiscal
                      year
---------------------------------------------------------------------------------------------------------------
Feb. 25, 2003         BOD resolution for Annual                 -
                      General Meeting of
                      Shareholders
---------------------------------------------------------------------------------------------------------------
Feb. 25, 2003         Amendments to business                    -
                      objectives
---------------------------------------------------------------------------------------------------------------
Feb. 25, 2003         Transaction with the largest              -
                      shareholding group
---------------------------------------------------------------------------------------------------------------
Feb. 25, 2003         Transaction with the largest              -
                      shareholding group
---------------------------------------------------------------------------------------------------------------
Feb. 25, 2003         Transaction with the largest              -
                      shareholding group
---------------------------------------------------------------------------------------------------------------
Feb. 25, 2003         Cancellation of Stock                     -
                      Purchase Option Rights Grant
---------------------------------------------------------------------------------------------------------------
Mar. 13, 2003         AGM reference material                    -
---------------------------------------------------------------------------------------------------------------
Mar. 28, 2003         Resolutions of 2003 Annual
                      General Meeting of
                      Shareholders
---------------------------------------------------------------------------------------------------------------
Mar. 28, 2003         Appointment of outside
                      directors
---------------------------------------------------------------------------------------------------------------
Mar. 28, 2003         Appointment of Audit
                      Committee members
---------------------------------------------------------------------------------------------------------------
Mar. 28, 2003         Change in Representative                  -  Before the change
                      Director                                     o    Representative Director & CEO : Un-Sik
                                                                        Shin
                                                                   o    Representative Director & Senior
                                                                        Executive Vice President : In Haeng Lee
                                                                -  After the change
                                                                Representative Director & Senior Executive
                                                                Vice President : In Haeng Lee
---------------------------------------------------------------------------------------------------------------
Mar. 28, 2003         Summary of BOD members
---------------------------------------------------------------------------------------------------------------

       Date                Title                                Public Disclosure
---------------------------------------------------------------------------------------------------------------
Mar. 31, 2003         Submission of 2002 annual
                      report
---------------------------------------------------------------------------------------------------------------
Apr. 30, 2003         Submission of consolidated
                      2002 annual report
---------------------------------------------------------------------------------------------------------------
May. 9, 2003          BOD Resolution for EGM
---------------------------------------------------------------------------------------------------------------
May. 13, 2003         Lease of Real Estate to
                      Affiliated Company
---------------------------------------------------------------------------------------------------------------
May. 15, 2003         Submission of 1Q 2003
                      quarterly report
---------------------------------------------------------------------------------------------------------------
May 28, 2003          Lease of Real Estate to Major      LG Telecom
                      Shareholder
---------------------------------------------------------------------------------------------------------------
May 30, 2003          BOD resolution on corporate
                      bond issue in the form of
                      private placement
---------------------------------------------------------------------------------------------------------------
Jun. 2, 2003          Lease of Real Estate to            Dreamline
                      Affiliated Company
---------------------------------------------------------------------------------------------------------------
Jul. 3, 2003          BOD resolution on calling for      Correction of the previous notice
                      Extraordinary Shareholders
                      Meeting
---------------------------------------------------------------------------------------------------------------
Jul. 4, 2003          Lease of Real Estate from          Dacom
                      Major Shareholder and the
                      related
---------------------------------------------------------------------------------------------------------------
Jul. 8, 2003          BOD resolution on new rights
                      issue
---------------------------------------------------------------------------------------------------------------
Jul. 3, 2003          BOD resolution on calling for
                      Extraordinary Shareholders
                      Meeting
---------------------------------------------------------------------------------------------------------------
Jul. 11, 2003         Lease of Real Estate from          LG Industrial Systems Co., Ltd.
                      Major Shareholder and the
                      related
---------------------------------------------------------------------------------------------------------------
Jul. 21, 2003         Notice and Reference
                      materials for Extraordinary
                      Shareholders Meeting
---------------------------------------------------------------------------------------------------------------
Jul. 24, 2003         Exclusion of affiliated            KDMC
                      company
---------------------------------------------------------------------------------------------------------------
Aug. 5, 2003          Resolution of Extraordinary
                      Shareholders Meeting
---------------------------------------------------------------------------------------------------------------
Aug. 5, 2003          Change in Representative        -  Before the change
                      Director                           o  Representative Director & CEO : Un-Sik
                                                            Shin
                                                         o  Representative Director & Senior
                                                            Executive Vice President : In Haeng Lee
                                                            (Independent president)
                                                      -  After the change
                                                      Representative Director & Senior Executive
                                                      Vice President : In Haeng Lee (Independent
                                                      president)
---------------------------------------------------------------------------------------------------------------

      C) Fair Disclosure (FD)

Date                  Title                 Public Disclosure
----                  -----                 -----------------
Nov. 1, 2002          FD                    Press release : BOD resolution on foreign investment
                                            inducement
Nov. 7, 2002          FD                    Subscriber numbers as of October 2002
Nov. 8, 2002          FD                    Announcement of 2002 October subscriber number
Nov. 14, 2002         FD                    3Q2002 conference call
Nov. 14, 2002         FD                    3Q2002 earnings announcement
Nov. 27, 2002         FD                    Press release : Export of animated 3-D film to Japan
Nov. 29, 2002         FD                    Official stance of Hanaro Telecom on acquisition of a major stake in Powercomm by Dacom

Date                  Title                 Public Disclosure
----                  -----                 -----------------
Nov. 29, 2002         FD                    Official stance of Hanaro Telecom on Dacom's acquisition of a major stake in Powercomm
Dec. 5, 2002          FD                    Management restructuring
Dec. 11, 2002         FD                    Announcement of 2002 November subscriber numbers
Dec. 12, 2002         FD                    Long-distance and international telephony service license
Dec. 16, 2002         FD                    Press release : Hanaro's agreement with Flarion Technologies
Dec. 30, 2002         FD                    Press release : Hanaro's acquisition of 72% stake in Thrunet
Jan. 16, 2003         FD                    Announcement of 2002 December subscriber numbers
Jan. 16, 2003         FD                    Press release : Cancellation of Share purchase agreement
Jan. 17, 2003         FD                    Press release : Commercialization of 20Mbps-VDSL broadband service
Jan. 23, 2003         FD                    Press release : Establishment of mobile LAN-based IPv6
                                            (Internet protocol version 6) system
Feb. 6, 2003          FD                    Press release : Announcement of 2002 results and 2003
                                            business plan
Feb. 11, 2003         FD                    Announcement of 2003 January subscriber numbers
Feb. 13, 2003         FDE                   Press release : Cooperation with Kyrgyz Republic
Feb. 28, 2003         FD                    4Q2002 earnings announcement
Mar. 10, 2003         FD                    Announcement of 2003 February subscriber numbers
Mar. 28, 2003         FD                    The 54th  BOD Meeting
Apr. 4, 2003          FD                    Press release : MOU with Broad Storms for 2.3 GHz mobile
                                            internet
Apr. 11, 2003         FD                    Announcement of 2003 March subscriber numbers
May. 12, 2003         FD                    Announcement of 2003 April subscriber numbers
May. 13, 2003         FD                    Press release : Ethics on Management
May. 14, 2003         FD                    1Q2003 earnings announcement
May 27, 2003          FD                    2.3 GHz wireless broadband service demonstration
Jun. 2, 2003          FD                    Press release on KDB's financial support amounting to
                                            KRW150 billion
Jun 13, 2003          FD                    2003 May subscriber numbers
Jul. 3, 2003          FD                    Press release on BOD's disapproval of foreign investment
                                            inducement
Jul. 10, 2003         FD                    2003 June subscribers
Jul. 23, 2003         FD                    Press release on adjustment of voice service charge
Jul. 24, 2003         FD                    Press release on 1H03 earnings results
Jul. 29, 2003         FD                    Additional press release on adjustment of voice service
                                            charge
Jul. 31, 2003         FD                    Press release on V-Ring service
Aug. 5, 2003          FD                    Press release on resolutions of Extraordinary Shareholders
                                            Meeting
Aug. 8, 2003          FD                    2003 July subscriber numbers

     D) Corporate disclosure upon request

Date                  Title                 Public Disclosure
----                  -----                 -----------------
Apr. 28, 2003         Foreign               The Company will make an adequate disclosure on any
                      investment            progress in foreign investment.
                      inducement
May 28, 2003          Foreign               The Company will make a timely disclosure on further
                      investment            developments if there is any.
                      inducement
Jun. 9, 2003          Acquisition of        The Company will make a timely disclosure on further
                      Dreamline Co.         developments if there is any.
Jun. 27, 2003         Foreign               The Company's BOD discussed the subject on June 24, 2003.
                      investment            Further discussion will be made on July 3 as the previous
                      inducement            meeting resumes.
Jul. 3, 2003          Foreign               The subject did not obtain a BOD approval on July 3, 2003.
                      investment
                      inducement
Jul. 9, 2003          Acquisition of        The Company will make a timely disclosure on further
                      Dreamline Co.         developments if there is any.
Aug. 8, 2003          Acquisition of        The Company will make a timely disclosure on further
                      Dreamline Co.         developments if there is any.

     D) Material developments after corporate disclosure

Date                  Title                 Public Disclosure
----                  -----                 -----------------
Feb. 6, 2003          2003 Business         Downward adjustment of the revenue target from KRW1.4
                      Plan                  trillion to KRW1.01 trillion
May 27, 2003          2.3 GHz wireless      The Company is currently testing the necessary equipment
                      broadband             with three companies that own the core technology.
                      service               Selection of a supplier will be subject to next year's
                      demonstration         bidding criteria.
Jun. 9, 2003          Acquisition of        The Company will make a timely disclosure on further
                      Dreamline Co.         developments if there is any.


2.   Summary of Shareholders' Meeting

Date                 Agenda                                            Resolution
-------------------------------------------------------------------------------------------------------
Extraordinary        Approval of issuance of shares at a per share     Not approved
Shareholders         price below par value
Meeting (August 5,   Approval of new rights issue                      Not approved
2003)                Approval of amendment of the Articles of          Not approved
                     Incorporation
                     Appointment of standing director                  Approved.  Mr. Chang-Bun Yoon
                     Appointment of non-standing director              Not approved
-------------------------------------------------------------------------------------------------------
The 6th AGM (March   Approval of Balance Sheet and Statements of       Approved
28, 2003)            operations for the FY2002
                     Approval of Statements of Disposition of          Approved (no dividend)
                     Deficit for the year FY2002
-------------------------------------------------------------------------------------------------------

Date                 Agenda                                            Resolution
-------------------------------------------------------------------------------------------------------
                     Appointment of directors                          Directors newly elected;
                                                                       Sun Woo Kim (Outside Director)
                                                                       Sa Hyeon Seo (Outside Director)
                                                                       Directors re-elected;
                                                                       Young Woo Nam (Non-standing)
                                                                       Yong Hwan Kim (Non-standing)
                                                                       Wung Hae Lee (Outside Director)
                                                                       Sung Kyou Park (Outside Director)
                     Approval of maximum amount of remuneration for    Approved
                     directors for year 2003
                     Amendments to the Articles of Incorporation       Rejected
-------------------------------------------------------------------------------------------------------
The 5th AGM (March   Approval of Balance Sheet and Statements of       Approved
29, 2002)            operations for the FY2001
                     Approval of Statements of Disposition of          Approved (no dividend)
                     Deficit for the year FY2001
                     Amendments to the Articles of Incorporation       Approved
                     Amendments to the regulation on severance         Approved
                     payment for standing directors
                     Appointment of new directors                      Directors newly elected;
                                                                       Dong Ki Kim
                                                                       (Outside Director)
                                                                       Sung Kyou Park
                                                                       (Outside Director)
                                                                       Yong Hwan Kim
                                                                       (Outside Director)
                                                                       Wung Hae Lee
                                                                       (Outside Director)
                                                                       Hang Gu Bahk
                                                                       (Outside Director)
                                                                       Shin Bae Kim
                                                                       (Outside Director)
                                                                       Soon Ho Hong
                                                                       (Non-standing)
                     Approval of maximum amount of remuneration for    Approved
                     directors for year 2002
-------------------------------------------------------------------------------------------------------

3.  Contingent Liabilities

    (1) Promissory notes

        Creditor                Number of notes                  Amount                      Remarks
        --------                ---------------                  ------                      -------
 Financial institutions                4                          Blank                  Relating to loan

4.  Matters of Importance after 1H 2003 Book Closing

     (1) Extraordinary Shareholders Meeting
         Refer to 2. Summary of AGM in IX. Other Required Articles
     (2) Appointment of new CEO
         Refer to 1. Directors and Officers in VII. Information on Directors, Officers & Employees


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